Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062





File No. 82-3958

April 17, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Sub. : IPCL – Quarterly submission (January 01, 2007 to March 31, 2007)

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the documents filed with following regulatory authorities during the period from January 01, 2007 to March 31, 2007:

A. Stock Exchanges
   i. Bombay Stock Exchange Limited
   ii. National Stock Exchange of India Limited
   iii. Luxembourg Stock Exchange

B. Registrar of Companies, Gujarat at Ahmedabad, India (electronic filing with website of Ministry of Company Affairs).

The said documents are enclosed as Annexure A (1) and A (2). You are requested to please take the same on record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl. : a/a

Annexure – A (1)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
1.	Listing Agreement (Clause 36)	Disclosure of planned maintenance shutdown of naphtha cracker plant and low density polyethylene plant at Vadodara Complex	Stock Exchanges	Immediate	a. Disclosure submitted to NSE vide letter dated January 4, 2007 b. Disclosure submitted to BSE vide letter dated January 4, 2007	1 (a) 1 (b)
2.	Listing Agreement (Clause 41)	Notice of Board meeting for approving unaudited financial results for the quarter / nine months ended on December 31, 2006	Stock Exchanges	7 days prior to the Board Meeting	a. Notice of Board meeting submitted to NSE vide letter dated January 6, 2007 b. Notice of Board meeting submitted to BSE vide letter dated January 6, 2007	2 (a) 2 (b)
3.	Listing Agreement (Clause 49)	Quarterly Compliance Report on Corporate Governance for the quarter ended December 31, 2006	Stock Exchanges	Within 15 days from the end of Quarter	a. Quarterly compliance report on Corporate Governance for the quarter ended December 31, 2006 submitted to BSE vide letter dated January 13, 2007 b. Quarterly compliance report on Corporate Governance for the quarter ended December 31, 2006 submitted to NSE vide letter dated January 13, 2007	3 (a) 3 (b)
4.	BSE Circular	Submission of Shareholding pattern summary for free float indices as on December 31, 2006	Bombay Stock Exchange Limited	Within 15 days from the end of Quarter	a. Shareholding pattern summary for free float indices as on December 31, 2006 submitted to BSE vide letter dated January 13, 2007	4
5.	Listing Agreement (Clause 35)	Submission of Shareholding pattern for the Quarter ended December 31, 2006	Stock Exchanges	Within 15 days from the end of Quarter	a. Shareholding pattern as on December 31, 2006 submitted to NSE vide letter dated January 13, 2007 b. Shareholding pattern as on December 31, 2007 submitted to BSE vide letter dated January 13, 2007	5 (a) 5 (b)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
6.	Listing Agreement (Clause 41)	Unaudited financial results for the quarter / nine months ended on December 31, 2006	Stock Exchanges	Immediately after approval of Board of Directors	a. Unudited financial results for the quarter/nine months ended December 31, 2006 submitted to NSE vide letter dated January 15, 2007	6 (a)
					b. Unaudited financial results for the quarter/nine months ended December 31, 2006 submitted to BSE vide letter dated January 15, 2007	6 (b)
7.	Secretarial Audit Report in accordance with SEBI Circular no D&CC/FITTC/ CIR-16/2002	Secretarial Audit Report on capital integrity giving reconciliation of the securities allowed to be held under electronic mode vis a vis the total capital for the quarter ended December 31, 2006	Stock Exchanges	Within 30 days from the end of Quarter	a. Secretarial Audit Report dated January 5, 2007 for the Quarter ended on December 31, 2006 submitted to NSE vide letter dated January 15, 2007	7 (a)
					b. Secretarial Audit Report dated January 5, 2007 for the Quarter ended on December 31, 2006 submitted to NSE vide letter dated January 15, 2007	7 (b)
8.	Communication from the Company (IPCL)	Statement showing details of Depository Receipts (DRs)	National Stock Exchange of India Limited	--	a. Letter dated January 17, 2007 enclosing statement showing details of Depository Receipts (DRs)	8
9.	Letter No. NSE/LIST/3232 3-M dated January 16, 2007 from NSE	Disclosure regarding variation in net sales figures of financial results for financial year 2005-06	Stock Exchanges	Immediate	a. Letter dated February 5, 2007 addressed to NSE disclosing reason for variation in net sales figures for financial year 2005-06	9 (a)
					b. Letter dated February 5, 2007 addressed to NSE with a copy to BSE disclosing reason for variation in net sales figures for financial year 2005-06	9 (b)
10.	Listing Agreement (Clause 36)	Disclosure under Clause 36 of the Listing Agreement	Stock Exchanges	Immediate	a. Letter dated February 5, 2007 addressed to NSE disclosing that due to an illegal strike at the Allahabad Unit of the Company, resulting into behaviour causing apprehension amongst	10 (a)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
					management staff and their families, the management has declared lock-out effective February 4, 2007 at 6.00 a.m.	
					b. Letter dated February 5, 2007 addressed to BSE disclosing that due to an illegal strike at the Allahabad Unit of the Company, resulting into behaviour causing apprehension amongst management staff and their families, the management has declared lock-out effective February 4, 2007 at 6.00 a.m.	10 (b)
11.	Listing Agreement (Clause 36)	Disclosure under Clause 36 of the Listing Agreement	Stock Exchanges	Immediate	a. Letter dated February 5, 2007 addressed to NSE disclosing that plant maintenance shutdown of naphtha cracker plant and low density polyethylene plant (Line 11 and Line 12) at Vadodara Complex are now fully operational.	11 (a)
					b. Letter dated February 5, 2007 addressed to BSE disclosing that plant maintenance shutdown of naphtha cracker plant and low density polyethylene plant (Line 11 and Line 12) at Vadodara Complex are now fully operational.	11 (b)
12.	Listing Agreement (Clause 41)	Limited Review Report on unaudited financial results for the quarter ended December 31, 2007	Stock Exchanges	Within 2 months from the end of Quarter	a. Limited Review Report dated January 15, 2007 for the Quarter ended on December 31, 2006 submitted to NSE vide letter dated February 26, 2007	12 (a)
					b. Limited Review Report dated January 15, 2007 for the Quarter ended on December 31, 2006 submitted to BSE vide letter dated February 26, 2007	12 (b)
13.	Listing Agreement (Clause 19)	Notice of Record Date to determine the equity shareholders who would be eligible to receive the interim dividend for	Stock Exchanges	Before 7 days	a. Notice of Record Date to determine the equity shareholders who would be eligible to receive the interim dividend for financial year 2006-07 vide letter dated March 2, 2007 addressed to NSE	13 (a)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
		financial year 2006-07			b. Notice of Record Date to determine the equity shareholders who would be eligible to receive the interim dividend for financial year 2006-07 vide letter dated March 2, 2007 addressed to BSE	13 (b)
14.	Listing Agreement (Clause 36)	Notice of disclosure regarding consideration and recommendation of the amalgamation of the Company with Reliance Industries Limited	Stock Exchanges	Immediate	a. Notice of disclosure regarding consideration and recommendation of the amalgamation of Company with Reliance Industries Limited vide letter dated March 7, 2007 addressed to NSE	14 (a)
					b. Notice of disclosure regarding consideration and recommendation of the amalgamation of Company with Reliance Industries Limited vide letter dated March 7, 2007 addressed to BSE	14 (b)
15.	Listing Agreement (Clause 20)	Notice of declaration of interim dividend for financial year 2006-07 and record date for determining the shareholders' entitlement for interim dividend	Stock Exchanges	Immediate	a. Notice of declaration of interim dividend for financial year 2006-07 and record date for determining the shareholders' entitlement for interim dividend addressed to NSE vide letter dated March 10, 2007	15 (a)
					b. Notice of declaration of interim dividend for financial year 2006-07 and record date for determining the shareholders' entitlement for interim dividend addressed to BSE vide letter dated March 10, 2007	15 (b)
16.	Listing Agreement (Clause 36)	Intimation regarding approval of the Board of Directors of the Company to the Scheme of Amalgamation of the Company (IPCL) with Reliance Industries Limited	Stock Exchanges	Immediate	a. Letter dated March 10, 2007 addressed to NSE conveying approval of the Board of Directors of the Company (IPCL) to the Scheme of Amalgamation of the Company (IPCL) with Reliance Industries Limited	16 (a)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
		Limited			b. Letter dated March 10, 2007 addressed to BSE conveying approval of the Board of Directors of the Company (IPCL) to the Scheme of Amalgamation of the Company (IPCL) with Reliance Industries Limited	16 (b)
17.	Listing Agreement (Clause 24(f))	Filing of Scheme of Amalgamation.	Stock Exchanges	At least 1 month before it is presented to the court.	a. Submission of documents under clause 24(f) to the BSE vide letter dated March 12, 2007. b. Submission of documents under clause 24(f) to the NSE vide letter dated March 12, 2007.	17(a) 17(b)
18.	Listing Agreement (Clause 24(f))	Copy of No Objection received from BSE & NSE	IPCL		a. Letter of BSE dated March 13, 2007 b. Letter of NSE dated March 14, 2007	18(a) 18(b)
19.	Scheme of Amalgamation	Submission of Notices calling meetings	Stock Exchanges		a. Three copies each of the Notice of Meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors submitted to BSE vide letter dated March 19, 2007. b. Three copies each of the Notice of Meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors submitted to NSE vide letter dated March 19, 2007.	19 (a) 19 (b)
20.	Scheme of Amalgamation	Submission of Advertisements published in news papers calling meetings	Stock Exchanges		a. Copies of Advertisements published in newspapers calling Meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors submitted to BSE vide letter dated March 22, 2007.	20 (a)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
					b. Copies of Advertisements published in newspapers calling Meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors submitted to NSE vide letter dated March 22, 2007.	20 (b)
21.	SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997	Disclosure under regulation 7(2)	Stock Exchanges	Within 7 days from the date of receipt of information from the acquirer.	a. Disclosure pursuant to Regulation 7(1) received from LIC on March 22, 2007 vide their letter dated March 17, 2007 disclosing acquisition of 3,00,000 equity shares of IPCL. Consequently company has submitted disclosure under regulation 7(3) to the stock exchanges vide letter dated March 23, 2007.	21
22.	SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997	Disclosure under regulation 8(3)	Stock Exchanges	Within 30 days from record date	a. Disclosure pursuant to Regulation 8(3) disclosing holding of promoters as on March 22, 2007 being record date for the interim dividend for the Financial Year 2006-07. Disclosure submitted to BSE vide letter dated March 23, 2007. b. Disclosure pursuant to Regulation 8(3) disclosing holding of promoters as on March 22, 2007 being record date for the interim dividend for the Financial Year 2006-07. Disclosure submitted to NSE vide letter dated March 23, 2007.	22 (a) 22 (b)
23.	SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997	Disclosure under regulation 8(3)	Stock Exchanges	Within 30 days from the Completion of financial year.	a. Disclosure pursuant to Regulation 8(3) disclosing holding of promoters as on March 31, 2007. Disclosure submitted to BSE vide letter dated April 9, 2007. b. Disclosure pursuant to Regulation 8(3) disclosing holding of promoters as on March 31, 2007. Disclosure submitted to BSE vide letter dated April 9, 2007.	23 (a) 23 (b)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India



Tele. : (0265) 3067361
Fax : (0265) 3067333

New Tel: (O) 6694061 (F) 6694062

January 4, 2007

The Secretary
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 051
Attn: Shri Hari
Ph: 26598236 Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Kind Attn: Shri S. Subramanian
DCS-CRD
Ph: 22721234 Fax: 22722037

Sub: Planned maintenance shutdown of Naphtha Cracker Plant and Low Density Polyethylene Plant at Vadodara Complex

Sir,

We wish to inform you that the Company is proposing to have planned shutdown of two plants at Vadodara Complex for maintenance and revamping purposes. The schedule for the shutdown is given below:

Sr. No.	Plant at Vadodara Complex		Planned shutdown dates	Total days
1	Naphtha Cracker Plant		From January 8, 2007 to January 25, 2007	18
2	Low Density Polyethylene Plant			
	i)	Line 11	From January 8, 2007 to January 25, 2007	18
	ii)	Line 12	From January 21 to January 23, 2007	03

We request you to please take the same on records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to:
Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India



Tele. : (0265) 3067361
Fax : (0265) 3067333

New Tel: (O) 6694061 (F) 6694062

January 4, 2007

The Secretary
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 051
Attn: Shri Hari
Ph: 26598236 Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Kind Attn: Shri S. Subramanian
DCS-CRD
Ph: 22721234 Fax: 22722037

Sub: Planned maintenance shutdown of Naphtha Cracker Plant and Low Density Polyethylene Plant at Vadodara Complex

Sir,

We wish to inform you that the Company is proposing to have planned shutdown of two plants at Vadodara Complex for maintenance and revamping purposes. The schedule for the shutdown is given below:

Sr. No.	Plant at Vadodara Complex	Planned shutdown dates	Total days
1	Naphtha Cracker Plant	From January 8, 2007 to January 25, 2007	18
2	Low Density Polyethylene Plant		
	i) Line 11	From January 8, 2007 to January 25, 2007	18
	ii) Line 12	From January 21 to January 23, 2007	03

We request you to please take the same on records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to:
Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 6, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention: Mr. S. Subramanian
DCS- CRD

Sir,

Sub: Board Meeting for approving the unaudited financial results for the quarter/nine months ended December 31, 2006

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Monday, January 15, 2007, to consider, inter-alia, the unaudited financial results of the Company for the quarter/nine months ended December 31, 2006.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 6, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention: Mr. S. Subramanian
DCS- CRD

Sir,

Sub: Board Meeting for approving the unaudited financial results for the quarter/nine months ended December 31, 2006

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Monday, January 15, 2007, to consider, inter-alia, the unaudited financial results of the Company for the quarter/nine months ended December 31, 2006.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 13, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention: Ms. Neha Gada
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report- December 31, 2006

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended December 31, 2006 for information and records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

ORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 13, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention: Ms. Neha Gada
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report- December 31, 2006

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended December 31, 2006 for information and records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

Quarterly Compliance Report on Corporate Governance

Name of the Company : Indian Petrochemicals Corporation Limited

Quarter ending on : December 31, 2006

	Particulars	Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I.	**Board of Directors**	**49 (I)**		
(A)	Composition of Board	49 (IA)	Yes	–
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	N.A.-	–
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	–
(D)	Code of Conduct	49 (ID)	Yes	Declaration by the CEO that annual affirmation of compliance with the Code of Conduct by the Directors and Senior Management for the financial year 2005-06 received, has been made in the Annual Report of the Company for 2005-06.
II.	**Audit Committee**	**49 (II)**		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	–
(B)	Meeting of Audit Committee	49 (IIB)	Yes	–
(C)	Powers of Audit Committee	49 (IIC)	Yes	–
(D)	Role of Audit Committee	49 (IID)	Yes	–
(E)	Review of Information by Audit Committee	49 (IIE)	Yes	–
III.	**Subsidiary Companies**	**49 (III)**	N.A.	–
IV.	**Disclosures**	**49 (IV)**		
(A)	Basis of related party transactions	49 (IV A)	Yes	
(B)	Board Disclosures	49 (IV B)	Yes	–
(C)	Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	N.A.	–
(D)	Remuneration of Directors	49 (IV D)	Yes	–
(E)	Management	49 (IV E)	Yes	The Management's Discussion and Analysis for the financial year 2005-06 has been included in the Annual Report for 2005-06.
(F)	Shareholders	49 (IV F)	Yes	–
V.	**CEO/CFO Certification**	49 (V)	Yes	Certification by CEO and CFO in respect of the financial statements for the financial

Indian Petrochemicals Corporation Limited

				year 2005-06, has been submitted to the Board of Directors of the Company.
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Report on Corporate Governance furnishing the requisite information has been included in the Annual Report for financial year 2005-06.
VII.	**Compliance**	49 (VII)	Yes	1. The Company has obtained a certificate from Auditors' of the Company regarding compliance of conditions of corporate governance for the year ended March 31, 2006 which is annexed to the Report on Corporate Governance forming part of Annual report for the financial year 2005-06. 2. The disclosures of the compliance with mandatory requirements and adoption and /or non adoption of non mandatory requirements is made in the section on Corporate Governance in the Annual Report.


Indian Petrochemicals Corporation Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 13, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Sir,

Sub: Shareholding Pattern Summary for Free Float Indices

We send herewith the Shareholding Pattern Summary for Free-Float Indices in the prescribed form for the quarter ended December 31, 2006.

Thanking You,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

	Scrip Code	500105	Quarter Ended December 31, 2006

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	0	0.00
2	Indian Corporate Bodies/ Trusts/ Partnerships	14 02 37 798	46.64
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**14 02 37 798**	**46.64**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here__________)	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**14 02 37 798**	**46.64**

....contd


Indian Petrochemicals Corporation Limited

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	4 64 82 031	15.46
2	Indian Corporate Bodies/Trusts/Partnerships	2 96 09 801	9.85
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	72 08 000	2.40
6	Central/State Govt.	10 40 604	0.35
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	2 64 16 502	8.78
9	Mutual Funds	1 02 95 118	3.42
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**12 10 52 056**	**40.26**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	4 672	0.00
15	Foreign Institutional Investors (SEBI-registered)	3 77 73 243	12.56
16	Non Resident Indians (Individuals)	13 27 915	0.44
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**3 91 05 830**	**13.00**
C	GDRs/ADRs/ADSs	3 07 114	0.10
	Sub Total C	**3 07 114**	**0.10**
D	OTHERS (Shares in Transit)	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**16 04 65 000**	**53.36**
	Grand Total	**30 07 02 798**	**100.00**

OAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	14 02 37 798	46.64
Total Free-float	16 04 65 000	53.36
Grand Total	**30 07 02 798**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	26 12 89 854	86.89
Total Foreign Holding	3 94 12 944	13.11
Grand Total	**30 07 02 798**	**100.00**


Indian Petrochemicals Corporation Limited

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code: 500105 | Quarter Ended: December 31, 2006

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Reliance Petroinvestments Limited	13 76 64 312	45.78	I - A - 2
2	Reliance Nutraceuticals Pvt Ltd.	13 40 982	0.45	I - A - 2
3	Reliance Pharmaceuticals (India) Private Limited	10 88 326	0.36	I - A - 2
4	Reliance Industrial Investments and Holdings Limited	1 44 178	0.05	I - A - 2
	Total	14 02 37 798	46.64	



FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

	Scrip Code	500105		Quarter Ended	December 31, 2006
Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Alaska Mercantile Company Pvt Ltd	4487303	1.49	II - A - 2	NIL
2	Agrata Holdings and Trading Private Limited	4085526	1.36	II - A - 2	NIL
3	Sihasan Holdings and Trading Private Limited	4085526	1.36	II - A - 2	NIL
4	Life Insurance Corporation of India	20292806	6.75	II - A - 8	NIL
5	Reliance Capital Trustee Co. Ltd A/c Reliance Equity Fund	4657000	1.55	II - A - 9	NIL
6	Citigroup Global Markets Mauritius Private Limited	5938374	1.97	II - B - 15	NIL
7	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited	5319418	1.77	II - B - 15	NIL


Indian Petrochemicals Corporation Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 13, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention: Ms. Chitra Sekhar
DCS- CRD

Sir,

Sub: Shareholding pattern for the quarter ended December 31, 2006 as required under revised Clause 35 of the Listing Agreement

In compliance with revised Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended December 31, 2006 together with the following details :

I (a) Statement showing Shareholding Pattern as on December 31, 2006
(b) Statement showing the shareholding of persons belonging to the category " Promoter and Promoter Group".
(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1%
(d) Statement showing details of locked –in shares

II (a) Statement showing details of depository receipts.
(b) Statement showing holding of Depository Receipts (DRs) where underlying shares are in excess of 1% of total number of shares.

The above information will be posted on the Company's website located at **www.ipcl.co.in**

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg


NSEIL
15 JAN 2007
Contents not Verified

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 13, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention: Ms. Chitra Sekhar
DCS- CRD

Sir,

Sub: Shareholding pattern for the quarter ended December 31, 2006 as required under revised Clause 35 of the Listing Agreement

In compliance with revised Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended December 31, 2006 together with the following details :

I (a) Statement showing Shareholding Pattern as on December 31, 2006
  (b) Statement showing the shareholding of persons belonging to the category " Promoter and Promoter Group".
  (c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1%
  (d) Statement showing details of locked –in shares

II (a) Statement showing details of depository receipts.
  (b) Statement showing holding of Depository Receipts (DRs) where underlying shares are in excess of 1% of total number of shares.

The above information will be posted on the Company's website located at **www.ipcl.co.in**

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: INDIAN PETROCHEMICALS CORPORATION LIMITED						
Scrip Code : 500105			As On : 31st December, 2006			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	6	140237798	140237798	46.68	46.64
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(1)	**6**	**140237798**	**140237798**	**46.68**	**46.64**
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**6**	**140237798**	**140237798**	**46.68**	**46.64**
(B)	**Public Shareholding[3]**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	114	10297501	10282283	3.43	3.42
(b)	Financial Institutions/Banks	98	7205617	7195074	2.40	2.40
(c)	Central Government/State Governments	1	1040604	1040604	0.35	0.35
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	11	26416502	26416162	8.79	8.78
(f)	Foreign Institutional Investors	117	37773243	37758928	12.57	12.56
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**341**	**82733467**	**82693051**	**27.54**	**27.51**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	3963	29609801	29583176	9.86	9.85
(b)	Individuals					
	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	484217	43470869	38367063	14.47	14.46
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	86	3011162	3011162	1.00	1.00
(c)	Any Other (Specify)					
	i. NRIs/OCBs	8197	1332587	1281401	0.44	0.44
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub -Total (B)(2)	**496463**	**77424419**	**72242802**	**25.77**	**25.75**
	Total Public Shareholding B=(B)(1)+(B)(2)	**496804**	**160157886**	**154935853**	**53.32**	**53.26**
	TOTAL (A) +(B)	**496810**	**300395684**	**295173651**	**100.00**	**99.90**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**307114**	**307114**		**0.10**
	GRAND TOTAL (A)+(B)+(C)	**496811**	**300702798**	**295480765**		**100.00**

[1]For determining public shareholding for the purpose of Clause 40A
[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A
[3]For definition of "Public Shareholding", refer to Clause 40A


Indian Petrochemicals Corporation Limited

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Reliance Petroinvestments Limited	13 76 64 312	45.78
2	Reliance Nutraceuticals Pvt Ltd.	13 40 982	0.45
3	Reliance Pharmaceuticals (India) Private Limited	10 88 326	0.36
4	Reliance Industrial Investments and Holdings Limited	1 44 178	0.05
	TOTAL	**14 02 37 798**	**46.64**



Indian Petrochemicals Corporation Limited

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	2 02 92 806	6.75
2	Citigroup Global Markets Mauritius Private Limited	59 38 374	1.97
3	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited	53 19 418	1.77
4	Reliance Capital Trustee Co Ltd A/c Reliance Equity Fund	46 57 000	1.55
5	Alaska Mercantile Company Pvt Ltd	44 87 303	1.49
6	Agrata Holdings and Trading Private Limited	40 85 526	1.36
7	Sihasan Holdings and Trading Private Limited	40 85 526	1.36
	TOTAL	**4 88 65 953**	**16.25**


Indian Petrochemicals Corporation Limited

I(d) **Statement showing details of locked - in shares**

Sr. No.	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	RELIANCE PETROINVESTMENTS LIMITED	8648032	2.88
2	SHAILESH M MEHTA	1650	0.00
3	SUDHAKAR JASHVANTRAY DESAI	1650	0.00
4	JAYANT BHASKAR KAMAT	1650	0.00
5	SETHURAMAN RAVIKUMAR	1650	0.00
6	R.T.THOMAS	1500	0.00
7	R BHASKARAN	1500	0.00
8	M RAJGOPAL	1500	0.00
9	GOVIND PRASHAD KHANNA	1500	0.00
10	SURINDER SINGH	1500	0.00
11	BHATT PRAFULCHANDRA MULJIBHAI	1500	0.00
12	JAYANTILAL S. WAGHELA	1500	0.00
13	MAHENDRAKUMAR SOMABHAI PATEL	1500	0.00
14	RATILAL DEVJIBHAI SOLANKI	1500	0.00
15	DESAI JITENDRA DHIRUBHAI	1500	0.00
16	HARSHAD N SORATHIA	1500	0.00
17	KESHUBHAI M PRAJAPATI	1500	0.00
18	PRABIR KUMAR SAHA	1500	0.00
19	GURCHARAN SINGH MATTOO	1500	0.00
20	BABULAL L BAMROLIA	1500	0.00
21	ARUN KUMAR SONAKIA	1500	0.00
22	J H BHATT	1500	0.00
23	RAJENDRA K SINGHAL	1500	0.00
24	NITIN C JOSHI	1500	0.00
25	SURESH BALWANT PANDHARIPANDE	1500	0.00
26	BHAGWANJI MARADIA	1500	0.00
27	KALAPI H ACHARYA	1500	0.00
28	DEVINDER SINGH BHUMRA	1500	0.00
29	DEVENDRA R AMIN	1500	0.00
30	DAVE ARVIND BACHUBHAI	1500	0.00
31	JIGNESH SUMATICHANDRA SHAH	1500	0.00
32	RAM SWAROOP SHARMA	1500	0.00
33	ASHOK HARIBHAU SELUKAR	1500	0.00
34	PREMANGSHU RANJAN SAHA	1500	0.00
35	HASMUKH NENSI BHAI GOHEL	1500	0.00
36	RAVINDRANATHAN MARAYIL	1500	0.00
37	K R KRISHNAMURTHY	1500	0.00
38	MURIGEPPA SHANKARAPPA ANDANI	1500	0.00
39	ANUPAM NAVINCHANDRA DESAI	1500	0.00
40	ISHWARLAL HARIBHAI DHIMMAR	1500	0.00
41	JANAK ISHWARLAL DESAI	1500	0.00
42	BALKRISHEN RAINA	1500	0.00
43	MAHENDRA S PARIKH	1500	0.00
44	RAJ KUMAR J	1500	0.00
45	DEVANAND BALDEVPRASAD TRIVEDI	1500	0.00
46	JAGDISHCHANDRA SHARMA	1500	0.00
47	KAVIRAYANI RAMACHANDRA MURTY	1500	0.00
48	K R KUMARA SWAMY	1500	0.00
49	DUSHYANT GHANSHYAMRAY CHHAYA	1500	0.00
50	VIJAY KUMAR AGARWAL	1500	0.00
51	THAKUR BULCHAND NATHANI	1500	0.00
52	ARVINDKUMAR CHIMANLAL PANDYA	1500	0.00
53	ASHOK KUMAR MAHENDRU	1500	0.00
54	S G THIRUMALESHWARA BHAT	1500	0.00
55	VIJAY SUMANTLAL SHAH	1500	0.00
56	MAYANK CHOKSHI	1500	0.00
57	DILIPKUMAR S AMIN	1500	0.00
58	ANILKUMAR JAYANTILAL KOTHARI	1500	0.00
59	SOMPURA RAJENDRA BHAILAL	1500	0.00
60	VINODLAL TALATI	1500	0.00


Indian Petrochemicals Corporation Limited

Sr. No.	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
12220	BHIKHABHAI DHULABHAI SOLANKI	600	0.00
12221	DEVISINH MOHABATSINH PARMAR	600	0.00
12222	RAMSING FULABHAI PADHIYAR	600	0.00
12223	MADANLAL CHAMARURAM DOGRA	600	0.00
12224	MADHUKAR SHIVLAL THAKKAR	600	0.00
12225	LAXMANSINH CHATRASINH PARMAR	600	0.00
12226	AMARSINGH RAMABHAI GOHIL	600	0.00
12227	BHAILALBHAI BABUBHAI MAKWANA	600	0.00
12228	SHIVABHAI SOMABHAI RAVAL	600	0.00
12229	NATWARBHAI SHANABHAI GOHIL	600	0.00
12230	VAJABHAI RAUJIBHAI PADHIYAR	600	0.00
12231	CHAGGANBHAI MANSINH BAMANIA	600	0.00
12232	RANJITBHAI SHANABHAI GOHIL	600	0.00
12233	MAGANBHAI SHAMATSINH GOHIL	600	0.00
12234	FATESINH MAGANBHAI PARMAR	600	0.00
12235	RAVJIBHAI MAHIJIBHAI JADAV	600	0.00
12236	UDESINH DAHYABHAI PARMAR	600	0.00
12237	BHAILAL BHAI RAVJIBHAI SOLANKI	600	0.00
12238	SURESHBHAI SHANTILAL RAJPUT	600	0.00
12239	KANABHAI PETHABHAI AHIR	600	0.00
12240	PANDURANG RAMCHANDRA TUNGAR	600	0.00
12241	RAMSINHBHAI PUNJABHAI PARMAR	600	0.00
12242	DHANABHAI RAIJIBHAI HARIJAN	600	0.00
12243	JETHABHAI DEVABHAI PADHIYAR	600	0.00
12244	SUDHIRBHAI JETHABHAI VAGHELA	600	0.00
12245	J D BAMANIA	500	0.00
12246	JAGDISHSINH PRABHATSINH MAHIDA	500	0.00
12247	ISHWERBHAI B MISTRY	500	0.00
12248	SUREKHA J GUPTE	500	0.00
12249	NAGINBHAI SOLANKI	500	0.00
12250	PATEL JAYESH BALUBHAI	500	0.00
12251	DILIPSINH JITENDRA SINH GOHIL	500	0.00
12252	JAYWANT L JADHAV	500	0.00
12253	DHOLAKIA ARUNA DILIPKUMAR	500	0.00
12254	DESAI HITENDRABHAI	500	0.00
12255	NALINI KANUBHAI PARIKH	500	0.00
12256	PRASHANT R NIKHADE	500	0.00
12257	RAGHUNAND KRISHNAN	500	0.00
12258	PRAVIN SHIVAJI RAJGURU	500	0.00
12259	AMARSHINHBHAI HAMIRBHAI SOLANKI	500	0.00
12260	CHARUHAS SHARADCHANDRA SHAHIWALE	500	0.00
12261	UDESINH MELABHAI PARMAR	500	0.00
12262	RANCHODBHAI MAHYAVANSHI	450	0.00
12263	SHRINIWAS GOVIND PUJARI	450	0.00
12264	DINESHBHAI NATWARBHAI PADHIAR	400	0.00
12265	K G HARIJAN	400	0.00
12266	ISHWARBHAI PATHUBHAI MAKWANA	400	0.00
12267	MULJIBHAI BHADABHAI HARIJAN	368	0.00
12268	CHANDRABHUVAN TULSIRAM PANDEY	300	0.00
12269	RAJASOLOMAN PAULDURAI NADAR	300	0.00
12270	SATYANARAYAN PUNVASI MAURYA	300	0.00
12271	ASHOKKUMAR VAGHELA	200	0.00
12272	ASHOK KRISHNA JANJIRKAR	200	0.00
12273	ACHINTYA KUMAR MAJUMDAR	1	0.00
	TOTAL	**20018710**	**6.66**


Indian Petrochemicals Corporation Limited

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs		307114	0.10


Indian Petrochemicals Corporation Limited

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}

Not Applicable


Indian Petrochemicals Corporation Limited

INDIAN PETROCHEMICALS CORPORATION LIMITED

NOTE : FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	As On 31.12.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	3 77 73 243	12.56
2	NRIs/OCBs	13 32 587	0.44
3	GDRs	3 07 114	0.10


Indian Petrochemicals Corporation Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 15, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Tel: 26598236
Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

Dear Sir,

Sub: Unaudited Financial Results of the Company for the quarter / nine months ended December 31, 2006

In compliance with the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter / nine months ended December 31, 2006 approved by the Board of Directors of Indian Petrochemicals Corporation Limited in its meeting held today. The Media Release issued by the Company is also enclosed.

The unaudited financial results of the Company for the quarter / nine months ended December 31, 2006 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 15, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Tel: 26598236
Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

Dear Sir,

Sub: Unaudited Financial Results of the Company for the quarter / nine months ended December 31, 2006

In compliance with the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter / nine months ended December 31, 2006 approved by the Board of Directors of Indian Petrochemicals Corporation Limited in its meeting held today. The Media Release issued by the Company is also enclosed.

The unaudited financial results of the Company for the quarter / nine months ended December 31, 2006 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

Media Release

**TURNOVER FOR THE FIRST 9 MONTHS OF FY 2006-07
UP 13% AT RS 10,307 CRORE (US$ 2,329 MILLION)**

**OPERATING PROFIT FOR THE FIRST 9 MONTHS OF FY 2006-07
UP 36% AT RS 2,131 CRORE (US$ 481 MILLION)**

**NET PROFIT FOR THE FIRST 9 MONTHS OF FY 2006-07
UP 20% AT RS 1,014 CRORE (US$ 229 MILLION)**

Mumbai, January 15, 2007 – The Board of Directors of IPCL today approved the results for the nine months ended December 31, 2006.

The financial highlights of IPCL for the nine months ended December 31, 2006 are:

- **Turnover** increased by 13% to Rs 10,307 crore (US$ 2,329 million) as compared to Rs 9,095.crore in the corresponding previous period.

- **Operating Profit (PBDIT)** increased by 36% to Rs 2,131 crore (US$ 481 million) as compared to Rs 1,570 crore for the corresponding previous period.

- **Cash Profit** increased by 6% to Rs 1,449 crore (US$ 327 million) as compared to Rs 1,361 crore for the corresponding previous period.

- **Net Profit** increased by 20% to Rs 1,014 crore (US$ 229 million) as compared to Rs 843 crore for the corresponding previous period.

- **Earnings Per Share (EPS)** for the nine months was Rs 34.53 (US$ 0.78) as compared to Rs 29.34 for the corresponding previous period.

- **Contribution to the national exchequer** in the form of various taxes and duties of Rs 2,364 crore (US$ 534 Million) as against Rs 1,762 crore for the corresponding previous period.

Commenting on the results, Chairman, Mr. Mukesh Ambani said, "I am pleased with IPCL's performance in the third quarter. Despite a challenging environment, improvement in performance was achieved primarily through better productivity and reduction in costs, thereby enhancing value for our shareholders".

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Management's Discussion & Analysis

Overall summary

During the nine-month period under review, operating rates of ethylene crackers continued to be high, globally, on account of sustained demand and lack of new capacities. The third quarter witnessed a downward movement in polymer and MEG prices, triggered by a fall in crude prices, recovering later in the quarter. However, polyester prices remained strong.

The domestic demand for polymer and polyester grew by 7% and 8% respectively, while the domestic demand for MEG grew by 16%, primarily on account of robust growth in Indian economy.

Effective April 2006, price of gas supplied to IPCL increased from US$ 3.86 / MMBTU to US$ 4.75 / MMBTU.

Production volume during the nine months period decreased from 4.49 million tonnes to 4.29 million tonnes primarily due to limited availability of gas feedstock on account of floods in Gujarat in August 2006. The floods affected ethylene production by over 6000 tonnes. It also resulted in an additional cost due to usage of imported propane to sustain regular production at Gandhar complex.

Production volumes of polymers (PP, PE and PVC), ethylene and propylene was 8,26,000 tonnes, 7,09,000 tonnes and 2,61,000 tonnes respectively. Production volume of LAB and PBR was at 44,000 tonnes and 53,000 tonnes respectively. Production volume of POY, PSF and PTY was 3,94,000 tonnes.

Exports of manufactured products decreased by 15% to Rs 1,075 crore (US$ 243 million) as compared to Rs 1,266 crore for the corresponding previous period, primarily on account of lower MEG exports, due to captive consumption.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website : www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Media Release

Comparison of Financial Results – nine months ended December 31, 2006 Vs nine months ended December 31, 2005

Net Turnover (i.e. Turnover less Excise duty recovered on sales) for the nine months increased by 14% to Rs 9,122 crore (US$ 2.061 million) from Rs 8,009 crore in corresponding previous period. The increase of 14% in net turnover is on account of 4% increase in sales volume and 10% increase in selling prices of products. Increase in price variance was primarily on account of higher selling prices of polymer products, MEG, benzene and LAB.

Domestic sales of manufactured goods increased by 19% to Rs 7,913 crore (US$ 1,788 million) as compared to Rs 6,646 crore in corresponding previous period . Exports decreased by 15% to Rs 1,075 crore (US$ 243 million) as against Rs 1,266 crore in corresponding previous period.

Consumption of raw materials increased by 11% to Rs 4,816 crore (US$ 1,088 million) as compared to Rs 4,320 crore in corresponding previous period. The increase was primarily on account of higher prices of propane, ethane-propane mix (C2C3), semi rich gas, purified terapthalic acid (PTA) and n-paraffin.

Employee cost increased by 14% to Rs 386 crore (US$ 87 million) from Rs 340 crore primarily on account increase of dearness allowance and retiral benefits.

Other expenditure decreased by 6% at Rs 2,013 crore (US$ 455 million) as compared to Rs 2,135 crore in the corresponding previous period. With effect from April 2006 at Gandhar Complex, naphtha has been substituted by gas, as fuel, resulting in lower power and fuel cost as compared to the corresponding previous period.

Operating profit before other income increased by 29% to Rs 1,877 crore (US$ 424 million) as compared to Rs 1,460 crore in corresponding previous period, mainly on account of higher selling prices, lower other expenditure, partially offset by higher consumption cost of raw materials.

Other income for the nine months increased to Rs 254 crore (US$ 57 million) as compared to Rs 110 crore for the corresponding previous period, primarily on account of income from investment of surplus funds.

Interest expenditure including finance charges on leased assets increased by 14% to Rs 120 crore (US$ 27 million) primarily on account of adverse exchange difference. Finance charge on leased assets was Rs 50 crore (US$ 11 million) compared to Rs 53 crore in the corresponding previous period.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website : www.ipcl.co.in

Telephone (+91 265) 3087352
Facsimile (+91 265) 3087333
Wireless (+91 265) 3120684

Media Release

Depreciation for the nine months was Rs 411 crore (US$ 93 million) compared to Rs 426 crore in the corresponding previous period. The decrease in depreciation was primarily on account of written down value method being followed for certain assets.

Provision for current tax increased to Rs 562 crore (US$ 127 million) as compared to Rs 224 crore in the corresponding previous period primarily on account of higher profit before tax and lower unabsorbed losses.

Net profit increased by 20% to Rs 1,014 crore (US$ 229 million) as compared to Rs 843 crore in the corresponding previous period.

The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on January 15, 2007 approved the above results and its release.

For the fourth quarter ending March 31, 2007 the Company expects to announce its results in the third week of April 2007.

Meeting of the Board of Directors of the Company held on 15th January, 2007

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2006

(Rs. in crore except per share data)

	PARTICULARS	Quarter ended 31st December		Nine months ended 31st December		Year ended March 31,
		2006	2005	2006	2005	2006 Audited
1	Turnover	3,459	3,153	**10,307**	9,095	12,362
	Less: Excise Duty Recovered on Sales	403	353	**1,185**	1,086	1,440
	Net Turnover	3,056	2,800	**9,122**	8,009	10,922
2	Other Income	74	36	**254**	110	147
3	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(9)	(105)	**30**	(246)	(233)
	(b) Consumption of raw materials/ Purchases (including traded goods)	1,592	1530	**4,816**	4,320	5,809
	(c) Staff cost	126	114	**386**	340	455
	(d) Other expenditure	666	729	**2,013**	2,135	2,867
4	Interest	16	12	**70**	52	65
5	Finance Charge on leased assets	16	17	**50**	53	70
6	Depreciation	144	143	**411**	426	561
7	Profit before tax and Extraordinary / Exceptional and non recurring items	579	396	**1,600**	1,039	1,475
8	Extraordinary / Exceptional and non recurring Income /(expenses)	-	-	-	120	120
9	Provision for Current Tax	194	77	**562**	224	309
10.	Provision for Deferred Tax (Asset) / Liability	(20)	30	**24**	92	122
11.	**Net Profit**	405	289	**1,014**	843	1,164
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	302	249	**302**	249	249
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					4,682
14.	Earnings per share (of Rs. 10)					
	Basic	13.40	10.06	**34.53**	29.34	40.29
	Diluted	13.40	10.06	**34.53**	29.34	40.21

Notes:

1) The figures for the corresponding periods have been re-stated wherever necessary to make them comparable.

2) In accordance with the accounting Standard 15 (revised 2005)-Employee Benefits issued by the Institute of Chartered Accountants of India effective from April 1, 2006, the employee benefits mainly on account of leave encashment and gratuity, has been accounted for by charging:
   - Rs 48 crore, net of deferred tax, to the opening balance of revenue reserves as on April 1, 2006,
   - Rs 3 crore to the Profit and Loss Account for the quarter ended December 31, 2006 and
   - Rs 13 crore to the Profit and Loss Account for the nine months ended December 31,2006.

3) Provision for the current tax includes the provision for the Fringe Benefit Tax (FBT) of Rs 3 crore (US$ 0.68 million) and Rs 1 crore (US$ 0.22 million) for the nine months and current quarter respectively.

4) The Company is a Petrochemicals manufacturing company. All other activities of the Company revolve around the main business. As such, there are no separate reportable segments, as defined by AS-17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed, as on December 31, 2006 was Rs. 8,876 crore (US$ 2,005 million).

5) The shareholders of Indian Petrochemicals Corporation Limited had approved the scheme of amalgamation of Appollo Fibres Limited, Central India Polyester Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with IPCL with effect from April 1, 2005 as the appointed date. The above scheme was approved by Hon'ble High court of Gujarat effective from September 27, 2006. Consequent to the above merger, 5,24,77,176 additional equity shares of the Company were issued and allotted on October 13, 2006. The paid up equity share capital is Rs.301.53 crore.

6) There were no complaints from investors pending redressal as on October 1, 2006. During the quarter ended December 31, 2006, 400 complaints were received and resolved. No investor compliant was pending as on December 31, 2006.

7) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on January 15, 2007 approved the above results and its release.

8) The statutory auditors of the Company have carried out a limited review of the results for the nine months period ended December 31, 2006.

For Indian Petrochemicals Corporation Limited

S K Anand

S K Anand
Whole-time Director
January 15, 2007

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 15, 2007

The Manager	The Secretary
Listing Department	Bombay Stock Exchange Limited
National Stock Exchange of India Ltd.	Phiroze Jeejeebhoy Towers
Exchange Plaza, 5th Floor	Dalal Street
Plot No.C/I, Block G	Mumbai 400 001
Bandra – Kurla Complex	**Kind Attn: Mr. Chirag Sodawaterwalla**
Mumbai – 400 005	**DCS-Listing**
Ph: 26598236, Fax: 26598237	Ph: 22721234, Fax: 22722037

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended December 31, 2006

We forward herewith the Secretarial Audit Report dated January 5, 2007 from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended December 31, 2006 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on January 15, 2007.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 15, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph: 26598236, Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Mr. Chirag Sodawaterwalla
DCS-Listing
Ph: 22721234, Fax: 22722037

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended December 31, 2006

We forward herewith the Secretarial Audit Report dated January 5, 2007 from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended December 31, 2006 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on January 15, 2007.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

dayal and lohia

chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**December 31, 2006**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 6694061, Fax No: 0265 - 6694062
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	30 30 10 937	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in ' 9' above	30 27 03 318	99.898
	(as per company records)		
12	Held in dematerialised form in CDSL	1 58 41 271	05.228
13	Held in dematerialised form in NSDL	27 96 39 494	92.287
14	Physical	52 22 033	01.723
15	Total No. of Shares (12+13+14)	30 07 02 798	

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS MUMBAI

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)6637 2969-70 fax: 91-22-6637 2949 e-mail: contact@dayalandlohia.com

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
Allotment of Equity shares on 13.10.2006 upon Amalgamation of Six Polyester Companies *	5,24,77,176	Applied for listing on NSE & BSE	Listed on NSE & BSE	YES	YES	In-Principle Approval received from BSE & NSE

* Recron Synthetics Limited, Central India Polyesters Limited, India Polyfibres Limited, Appollo Fibres Limited, Orissa Polyfibres Limited and Silvassa Industries Private Limited.

18 Register of Members is updated (Yes / No)	YES
if not, updated upto which date	NA
19 Reference of previous quarter with regards to excess dematerialised shares, if any.	NA
20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	4	48	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	3	7	Delay in receipt of Physical DRF & Share Certificates from DP.
	32	1 282	Processed Under NOL
	13	233	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	52	1 570	
Pending for more than 21 Days	1	100	Non - receipt of Physical DRF & Share Certificates from DP.
Total	1	100	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Ms. Shashikala Rao
Tel (O) : 022 - 2278 5229
Fax (O) : 022 - 2278 5129

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

M/s. Dayal and Lohia
Chartered Accountants
Kamanwala Chambers, 1st Floor,
Office No. 6 & 7, Sir. P M Road,
Fort, Mumbai - 400 001
Tel No.: 022 - 66372969 - 2970
Fax No.: 022 - 66372949
Name&Regn. No. of the Partner :
Shri Anil Lohia - 31626

24 Appointment of common agency for share registry work if yes (name & address)

Karvy Computershare Pvt. Ltd.
46, Avenue 4, Street No.1,
Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 05/01/2007

Jan 17, 2007

To: Ms. Anjali
NSE

From: Ashoo S. Mote
IPCL

The statement showing details of Depository Receipts (DRs) is enclosed for information and records

Regards,

Ashoo S. Mote

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	102371	307114	0.10


INDIAN PETROCHEMICALS CORP. LTD.


NSEIL
18 JAN 2007
Contents not Verified

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

February 5, 2007

National Stock Exchange of India Ltd.
"Exchange Plaza" Plot No. C/I, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Phone – 2659 8236
Fax – 2659 8237

Kind attn. Shri K. Hari, Assistant Vice President

Dear Sirs,

Sub: **Variation in Net sales Figures -Financial Results-2005-06.**

We refer to your letter no. NSE/LIST/32323-M dated January 16, 2007 (received on January 30, 2007) seeking explanation on variation in the net sales figures published in the audited financial results for the year 2005-06 compared to sum total of all the quarters for the financial year 2005-06.

We would like to state that the above variation in net sales of our audited results for the year 2005-06 is due to the impact of amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (IPCL) as per the scheme sanctioned by the Hon'ble High Court of Gujarat, at Ahmedabad on August 18, 2006, **with April 1, 2005 being the Appointed Date.**

The quarterly unaudited figures represented the net sales of the stand alone Indian Petrochemicals Corporation Limited for all the quarters' up to June 30, 2006. Subsequent, to the sanction of the Hon'ble High Court of Gujarat, the audited accounts were approved and published by the Board of Directors of IPCL on October 17, 2006 giving effect to the amalgamation. The audited financial results for the year ended March 31, 2006 represents the net sales and other figures of the amalgamated IPCL.

We hope that the above clarification meets your requirement.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary
(Tel No. 2278 5229
Cell No. 9867611866)

Copy to 1 Bombay Stock Exchange Limited
2 Luxembourg Stock Exchange, Luxembourg

o/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

February 5, 2007

National Stock Exchange of India Ltd.
"Exchange Plaza" Plot No. C/I, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Phone – 2659 8236
Fax – 2659 8237

Kind attn. Shri K. Hari, Assistant Vice President

Dear Sirs,

Sub: **Variation in Net sales Figures -Financial Results-2005-06.**

We refer to your letter no. NSE/LIST/32323-M dated January 16, 2007 (received on January 30, 2007) seeking explanation on variation in the net sales figures published in the audited financial results for the year 2005-06 compared to sum total of all the quarters for the financial year 2005-06.

We would like to state that the above variation in net sales of our audited results for the year 2005-06 is due to the impact of amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (IPCL) as per the scheme sanctioned by the Hon'ble High Court of Gujarat, at Ahmedabad on August 18, 2006, **with April 1, 2005 being the Appointed Date.**

The quarterly unaudited figures represented the net sales of the stand alone Indian Petrochemicals Corporation Limited for all the quarters' up to June 30, 2006. Subsequent, to the sanction of the Hon'ble High Court of Gujarat, the audited accounts were approved and published by the Board of Directors of IPCL on October 17, 2006 giving effect to the amalgamation. The audited financial results for the year ended March 31, 2006 represents the net sales and other figures of the amalgamated IPCL.

We hope that the above clarification meets your requirement.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary
(Tel No. 2278 5229
Cell No. 9867611866)

Copy to 1 Bombay Stock Exchange Limited
2 Luxembourg Stock Exchange, Luxembourg

o/c

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 346, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

February 5, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Tel: 26598236
Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

Dear Sir,

Sub: Disclosure under Clause 36 of the Listing Agreement

We wish to inform you that, due to an illegal strike at the Allahabad Unit of the Company, resulting into behaviour causing apprehension amongst management staff and their families, the management has declared lock-out with effect from February 4, 2007 at 6.00 a.m.

Intimation of lock-out has been filed with the appropriate authorities.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to:

Luxembourg Stock Exchange, Luxembourg


NSEIL
06 FEB 2007
Contents not Verified

Regd. Office : P. O. Petrochemicals - 391 346, Dist. Vadodara, Gujarat, India

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

February 5, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Tel: 26598236
Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

Dear Sir,

Sub: Disclosure under Clause 36 of the Listing Agreement

We wish to inform you that, due to an illegal strike at the Allahabad Unit of the Company, resulting into behaviour causing apprehension amongst management staff and their families, the management has declared lock-out with effect from February 4, 2007 at 6.00 a.m.

Intimation of lock-out has been filed with the appropriate authorities.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to:

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

February 5, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Tel: 26598236
Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

Dear Sir,

This is further to our letter dated January 4, 2007, informing of the planned maintenance shutdown of Naphtha Cracker Plant and Low Density Polyethylene Plant (Line 11 and Line 12) at Vadodara Complex.

We wish to inform you that the said plants are now fully operational.

We request you to please take the same on record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

o/c

Copy to:

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

February 26, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra-Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Limited Review Report for the quarter ended December 31, 2006

In terms of Clause 41 of the Listing Agreement, we are enclosing the Limited Review Report dated January 15, 2007 of the Unaudited Financial Results for the quarter ended December 31, 2006 given by the Statutory Auditors M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants.

You are requested to take the same on records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg


NSEIL
26 FEB 2007
Contents not Verified

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

February 5, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Tel: 26598236
Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

Dear Sir,

This is further to our letter dated January 4, 2007, informing of the planned maintenance shutdown of Naphtha Cracker Plant and Low Density Polyethylene Plant (Line 11 and Line 12) at Vadodara Complex.

We wish to inform you that the said plants are now fully operational.

We request you to please take the same on record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

o/c

Copy to:

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

February 26, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra-Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Limited Review Report for the quarter ended December 31, 2006

In terms of Clause 41 of the Listing Agreement, we are enclosing the Limited Review Report dated January 15, 2007 of the Unaudited Financial Results for the quarter ended December 31, 2006 given by the Statutory Auditors M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants.

You are requested to take the same on records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
INDIAN PETROCHEMICALS CORPORATION LIMITED
ON LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS

We have reviewed the accompanying statement of unaudited financial results of Indian Petrochemicals Corporation Limited for the quarter ended 31st December, 2006. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of person responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding statements takes as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above and read with notes to statement, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Deloitte Haskins & Sells**
Chartered Accountants

(P R Barpande)
Partner
Membership No.: 15291

For **Chaturvedi & Shah**
Chartered Accountants

(Rajendra Koria)
Partner
Membership No.: 35629

Mumbai dated : 15th January, 2007

DELOITTE HASKINS & SELLS
12, Dr. Annie Besant Rd.,
Opp. Shiv Sagar Estate,
Worli, Mumbai-400018.
CHARTERED ACCOUNTANTS

Indian Petrochemicals Corporation Limited
Registred office : P.O Petrochemicals
Vadodara –391946 Gujarat



UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2006

(Rs. in crore except per share data)

	PARTICULARS	Quarter ended 31st December		Nine months ended 31st December		Year ended March 31,
		2006	2005	2006	2005	2006 Audited
1	Turnover	3,459	3,153	**10,307**	9,095	12,362
	Less: Excise Duty Recovered on Sales	403	353	**1,185**	1,086	1,440
	Net Turnover	3,056	2,800	**9,122**	8,009	10,922
2	Other Income	74	36	**254**	110	147
3	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(9)	(105)	**30**	(246)	(233)
	(b) Consumption of raw materials/ Purchases (including traded goods)	1,592	1530	**4,816**	4,320	5,809
	(c) Staff cost	126	114	**386**	340	455
	(d) Other expenditure	666	729	**2,013**	2,135	2,867
4	Interest	16	12	**70**	52	65
5	Finance Charge on leased assets	16	17	**50**	53	70
6	Depreciation	144	143	**411**	426	561
7	Profit before tax and Extraordinary / Exceptional and non recurring items	579	396	**1,600**	1,039	1,475
8	Extraordinary / Exceptional and non recurring Income /(expenses)	-	-	-	120	120
9	Provision for Current Tax	194	77	**562**	224	309
10.	Provision for Deferred Tax (Asset) / Liability	(20)	30	**24**	92	122
11.	**Net Profit**	405	289	**1,014**	843	1,164
12.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	302	249	**302**	249	249
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					4,682
14.	Earnings per share (of Rs. 10)					
	Basic	13.40	10.06	**34.53**	29.34	40.29
	Diluted	13.40	10.06	**34.53**	29.34	40.21

Indian Petrochemicals Corporation Limited
Registred office : P.O Petrochemicals
Vadodara –391946 Gujarat



Notes:

1) The figures for the corresponding periods have been re-stated wherever necessary to make them comparable.
2) In accordance with the accounting Standard 15 (revised 2005)-Employee Benefits issued by the Institute of Chartered Accountants of India effective from April 1, 2006, the employee benefits mainly on account of leave encashment and gratuity, has been accounted for by charging:
   - Rs 48 crore, net of deferred tax, to the opening balance of revenue reserves as on April 1, 2006,
   - Rs 3 crore to the Profit and Loss Account for the quarter ended December 31, 2006 and
   - Rs 13 crore to the Profit and Loss Account for the nine months ended December 31,2006.
3) Provision for the current tax includes the provision for the Fringe Benefit Tax (FBT) of Rs 3 crore (US$ 0.68 million) and Rs 1 crore (US$ 0.22 million) for the nine months and current quarter respectively.
4) The Company is a Petrochemicals manufacturing company. All other activities of the Company revolve around the main business. As such, there are no separate reportable segments, as defined by AS-17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed, as on December 31, 2006 was Rs. 8,876 crore (US$ 2,005 million).
5) The shareholders of Indian Petrochemicals Corporation Limited had approved the scheme of amalgamation of Appollo Fibres Limited, Central India Polyester Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with IPCL with effect from April 1, 2005 as the appointed date. The above scheme was approved by Hon'ble High court of Gujarat effective from September 27, 2006. Consequent to the above merger, 5,24,77,176 additional equity shares of the Company were issued and allotted on October 13, 2006. The paid up equity share capital is Rs.301.53 crore.
6) There were no complaints from investors pending redressal as on October 1, 2006. During the quarter ended December 31, 2006, 400 complaints were received and resolved. No investor compliant was pending as on December 31, 2006.
7) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on January 15, 2007 approved the above results and its release.
8) The statutory auditors of the Company have carried out a limited review of the results for the nine months period ended December 31, 2006.

For Indian Petrochemicals Corporation Limited

S.K. Anand
Whole Time Director
January 15, 2007

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 346, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 2, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

We wish to inform you pursuant to Clause 19 of the Listing Agreement that a meeting of the Board of Directors of the Company (the Board) will be held on **Saturday, March 10, 2007** to consider, inter alia, declaration of Interim Dividend on equity shares of the Company.

We wish to further inform you pursuant to Clause 16 of the Listing Agreement that we have fixed **Thursday, March 22, 2007 as 'Record Date'** to determine the equity shareholders who would be eligible to receive the Interim Dividend if declared by the Board at its meeting scheduled on March 10, 2007. We are accordingly complying with Clause 19 of the Listing Agreement.

In the event of the Board deciding to pay Interim Dividend, we shall commence despatch of the Dividend Warrants on and from **Friday, March 23, 2007** to the Members whose names appear on the Company's Register of Members as on the Record Date and the beneficial owners as on that date, as per details received by the Company from National Securities Depository Limited and Central Depository Services (India) Limited.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Authorised Signatory

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxemburg
SA 11, Avenue de la Porte-Neuve
BP 165, L-2011
Luxembourg

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 2, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

We wish to inform you pursuant to Clause 19 of the Listing Agreement that a meeting of the Board of Directors of the Company (the Board) will be held on **Saturday, March 10, 2007** to consider, inter alia, declaration of Interim Dividend on equity shares of the Company.

We wish to further inform you pursuant to Clause 16 of the Listing Agreement that we have fixed **Thursday, March 22, 2007 as 'Record Date'** to determine the equity shareholders who would be eligible to receive the Interim Dividend if declared by the Board at its meeting scheduled on March 10, 2007. We are accordingly complying with Clause 19 of the Listing Agreement.

In the event of the Board deciding to pay Interim Dividend, we shall commence despatch of the Dividend Warrants on and from **Friday, March 23, 2007** to the Members whose names appear on the Company's Register of Members as on the Record Date and the beneficial owners as on that date, as per details received by the Company from National Securities Depository Limited and Central Depository Services (India) Limited.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Authorised Signatory

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxemburg
SA 11, Avenue de la Porte-Neuve
BP 165, L-2011
Luxembourg

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Fax : (0265) 669 4062

March 7, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 2037 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sir,

Further to our letter dated March 2, 2007, we wish to inform you that at the meeting of the Board of Directors of the Company (the Board) to be held on **Saturday, March 10, 2007,** the Board will also consider and recommend amalgamation of the Company with **Reliance Industries Limited**.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

O/C

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg


NSEIL
0 8 MAR 2007
Contents not Verified

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Fax : (0265) 669 4062

March 7, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 2037 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sir,

Further to our letter dated March 2, 2007, we wish to inform you that at the meeting of the Board of Directors of the Company (the Board) to be held on **Saturday, March 10, 2007,** the Board will also consider and recommend amalgamation of the Company with **Reliance Industries Limited**.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

O/c

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 10, 2007

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Phone :- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 021
Phone :-22721121
Fax:- 22722037

Kind Attention:- Mr. Bhushan Mokashi- DCS-CRD

Sir,

Sub: Interim Dividend

We wish to inform you that the Board of Directors of the Company at its meeting held today, has approved the payment of an interim dividend of Rs.6/- (Rupees Six only) per fully paid equity share of Rs. 10/- each. The paid up equity share capital of the Company as on date is Rs. 300.07 crore.

As intimated earlier, by our letter dated March 2, 2007, the 'Record Date' for determining the shareholders' entitlement for interim dividend is Thursday, March 22, 2007. In respect of equity shares held in electronic form, the interim dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

The dividend warrants will be despatched on and from March 23, 2007.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Company Secretary

o/c

Copy to:
Luxembourg Stock Exchange, Luxembourg
National Securities Depository Limited
Central Depository Services (India) Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 10, 2007

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Phone :- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 021
Phone :-22721121
Fax:- 22722037

Kind Attention:- Mr. Bhushan Mokashi- DCS-CRD

Sir,

Sub: Interim Dividend

We wish to inform you that the Board of Directors of the Company at its meeting held today, has approved the payment of an interim dividend of Rs.6/- (Rupees Six only) per fully paid equity share of Rs. 10/- each. The paid up equity share capital of the Company as on date is Rs. 300.07 crore.

As intimated earlier, by our letter dated March 2, 2007, the 'Record Date' for determining the shareholders' entitlement for interim dividend is Thursday, March 22, 2007. In respect of equity shares held in electronic form, the interim dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

The dividend warrants will be despatched on and from March 23, 2007.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Company Secretary
o/c

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE....12/3/07.......

Copy to:
Luxembourg Stock Exchange, Luxembourg
National Securities Depository Limited
Central Depository Services (India) Limited

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 10, 2007

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Phone :- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 021
Phone :-22721121
Fax:- 22722037

Kind Attention:- Mr. Bhushan Mokashi- DCS-CRD

Sir,

Sub: Interim Dividend

We wish to inform you that the Board of Directors of the Company at its meeting held today, has approved the payment of an interim dividend of Rs.6/- (Rupees Six only) per fully paid equity share of Rs. 10/- each. The paid up equity share capital of the Company as on date is Rs. 300.07 crore.

As intimated earlier, by our letter dated March 2, 2007, the 'Record Date' for determining the shareholders' entitlement for interim dividend is Thursday, March 22, 2007. In respect of equity shares held in electronic form, the interim dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

The dividend warrants will be despatched on and from March 23, 2007.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Company Secretary

612604

Copy to:

Luxembourg Stock Exchange, Luxembourg
National Securities Depository Limited
Central Depository Services (India) Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 10, 2007

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Phone :- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 021
Phone :-22721121
Fax:- 22722037

Kind Attention:- Mr. Bhushan Mokashi- DCS-CRD

Sir,

Sub: Interim Dividend

We wish to inform you that the Board of Directors of the Company at its meeting held today, has approved the payment of an interim dividend of Rs.6/- (Rupees Six only) per fully paid equity share of Rs. 10/- each. The paid up equity share capital of the Company as on date is Rs. 300.07 crore.

As intimated earlier, by our letter dated March 2, 2007, the 'Record Date' for determining the shareholders' entitlement for interim dividend is Thursday, March 22, 2007. In respect of equity shares held in electronic form, the interim dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

The dividend warrants will be despatched on and from March 23, 2007.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Company Secretary

o/c

Copy to:
Luxembourg Stock Exchange, Luxembourg
National Securities Depository Limited
Central Depository Services (India) Limited


Indian Petrochemicals
Corporation Limited


Reliance
Industries Limited

Media Release

BOARD OF DIRECTORS OF IPCL AND RIL APPROVE MERGER

IPCL SHAREHOLDERS TO RECEIVE ONE SHARE OF RIL FOR FIVE SHARES HELD IN IPCL

PROPOSED MERGER IS EARNINGS ACCRETIVE FOR SHAREHOLDERS OF RIL

IPCL'S SHAREHOLDERS SET TO BENEFIT FROM RIL'S SUPERIOR PERFORMANCE AND GROWTH MOMENTUM

RIL BOARD APPROVES INTERIM DIVIDEND OF RS 11 PER SHARE

IPCL BOARD APPROVES INTERIM DIVIDEND OF RS 6 PER SHARE

MUMBAI, MARCH 10, 2007: The Board of Directors of Reliance Industries Ltd (RIL) and Indian Petrochemicals Corporation Limited (IPCL) have unanimously approved the scheme of merger of IPCL with RIL, subject to the necessary regulatory & shareholder approvals.

RIL is India's largest private sector company with a leadership position in the petrochemicals industry while IPCL is India's second largest company in that sector. As part of the divestment program of the Government of India, RIL acquired 26% equity in IPCL in the year 2002 and thereafter increased its holding to 46% through an open offer. Over the last five years of IPCL's operations, with the support of Reliance management several initiatives were introduced to increase capacity utilization, reduce operating costs and improve financial management. This has resulted in ongoing improvement in financial and operating performance at IPCL with revenue increasing from Rs 5,527 crore in FY 2001-02 to Rs 12,362 crore in FY 2005-06, a CAGR of 22% and net profit increasing from Rs 107 crore in FY 2001-02 to Rs 1,164 crore in FY 2005-06, a CAGR of 82%. The

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com


Indian Petrochemicals
Corporation Limited


Reliance
Industries Limited

Media Release

improvement in financials has led to a significant improvement in IPCL's capital structure, with IPCL becoming debt free on net basis as compared to a net debt of Rs 3,482 crore in March 2002.

RIL has a diversified portfolio of businesses in the form of oil and gas, refining and marketing, petrochemicals, organized retail and development of Special Economic Zones. RIL has plans to make significant capital investments in all its core businesses to pursue growth opportunities. On the other hand, IPCL's business portfolio predominantly consists of commodity polymers, which makes it prone to earnings volatility and cyclical risk. The merger provides shareholders of IPCL an opportunity to de-risk their investment by participating in the growth opportunities at RIL.

The merger will be earnings accretive for RIL's shareholders at the proposed merger ratio. This merger will also facilitate the integration of management resources with economic interest while providing for free flow of products and intellectual capital between the two companies.

The proposed merger is in line with industry trends, which will help achieving scale, size, integration, and enhanced financial strength along with the flexibility to pursue future growth opportunities, both organic and inorganic, within and outside India.

Commenting on the merger, Mukesh D. Ambani, Chairman & Managing Director, RIL, stated, ***"With this merger, I am happy to welcome all IPCL shareholders to the RIL family. This merger will create value through synergies and scale that shall enhance the sustainable competitive advantages of RIL. This merger will be earnings accretive for the shareholders of RIL and shall provide shareholders of IPCL an opportunity to participate in RIL's diversified business portfolio."***



Indian Petrochemicals Corporation Limited



Reliance Industries Limited

Media Release

Consolidated Production of Key Petrochemical products ('000 tonnes)*

Product	RIL	IPCL	RIL (post merger)
Ethylene	836	946	1,782
Propylene	403	348	751
PE	429	587	1,016
PP	1,362	258	1,620
PVC	341	243	585
MEG	509	271	780
POY	623	121	744
PSF	613	129	743

** Production is based on production for the nine months period ended 31st Dec 2006, as annualized, for comparison purpose only.*

Merger Details:

The appointed date of merger of IPCL with RIL is April 01, 2006. Under the terms of the proposed merger, IPCL shareholders will receive 1 share of RIL for every 5 shares of IPCL held by them. The exchange ratio has been determined on the basis of a Valuation Report by PricewaterhouseCoopers and Ernst & Young, jointly appointed. JM Morgan Stanley and DSP Merrill Lynch are the Financial Advisors. Amarchand & Mangaldas & Suresh A Shroff & Company are the Legal Advisors.

The share capital of RIL post merger shall increase from Rs 1,393.5 crore to Rs 1,453.6 crore.

RIL's associate companies hold 47.3% of IPCL's equity share capital. These shares will be exchanged for equity shares of RIL having current market value of over Rs 3,700 crore, and will constitute 2% of the enhanced equity share capital of RIL. The associates will hold the shares for the benefit of all the shareholders of RIL and could monetize the economic

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560
E-mail : ccd1@ril.com

value at an appropriate time in the future. These shares could be offered to financial or strategic investors in domestic or international markets.

Board of Directors of RIL approved an interim dividend of Rs 11 per share amounting to Rs 1,748 crore including dividend tax.

Board of Directors of IPCL approved an interim dividend of Rs 6 per share amounting to Rs 206 crore including dividend tax.

Reliance Industries Limited:

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

For the nine months period ended December 31, 2006, RIL's turnover was at Rs 83,487 crore and net profit was at Rs 8,055 crore.

RIL is the first and only private sector Company from India to feature since 2004 Fortune Global 500 list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and Financial Times in 2004. RIL also features in the Forbes Global list of world's 400 best big companies and in FT Global 500 list of world's largest companies.





Media Release

Indian Petrochemicals Corporation Limited:

IPCL was established in March 1969 as Government of India Undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals market in India.

IPCL is India second largest petrochemicals company with turnover of Rs 12,362 crore (US$ 2,771 million), cash profit of Rs 1,727 crore (US$ 387 million), net profit of Rs 1,164 crore (US$ 261 million), net worth of Rs 4,970 crore (US$ 1,114 million) and total assets of Rs 10,547 crore (US$ 2,364 million).

For the nine months period ended December 31, 2006, IPCL's turnover was at Rs 10,307 crore and net profit was at Rs 1,014 crore.

IPCL operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex each at Gandhar and Nagothane. The polymer business of IPCL primarily encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). The fibre intermediates business of IPCL encompasses Mono Ethylene Glycol (MEG). In FY 2005-06, IPCL made its foray into Polyester by acquiring six polyester manufacturing companies and thereby changed its business model by becoming an integrated petrochemical company.

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 10, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 023
(FaxNo.22723121/2037/2039/2061
/2041/3719)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex,,Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub: Scheme of Amalgamation

We wish to inform you that the Board of Directors of the Company at its meeting held today has approved a Scheme for Amalgamation of Indian Petrochemicals Corporation Limited (the **"Transferor Company"**) with Reliance Industries Limited (the **"Transferee Company"**), subject to the provisions of Sections 391 to 394 of the Companies Act, 1956.

The amalgamation shall be subject to necessary approvals and sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad and the Hon'ble High Court of Judicature at Bombay.

We enclose a Copy of the media release which contains broad features of the Scheme as approved by the Board.

In terms of Clause 24(f) of the Listing Agreement, the detailed Scheme will be submitted for your approval.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

o/c

Encl: As above

Copy to: National
Central
Luxemb

Regd. Office : P. O. Petrochemicals - 391 346, Dist. Vadodara, Gujarat, India

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 10, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 023
(FaxNo.22723121/2037/2039/2061/2041/3719)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub: Scheme of Amalgamation

We wish to inform you that the Board of Directors of the Company at its meeting held today has approved a Scheme for Amalgamation of Indian Petrochemicals Corporation Limited (the **"Transferor Company"**) with Reliance Industries Limited (the **"Transferee Company"**), subject to the provisions of Sections 391 to 394 of the Companies Act, 1956.

The amalgamation shall be subject to necessary approvals and sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad and the Hon'ble High Court of Judicature at Bombay.

We enclose a Copy of the media release which contains broad features of the Scheme as approved by the Board.

In terms of Clause 24(f) of the Listing Agreement, the detailed Scheme will be submitted for your approval.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

o/c

Encl: As above

Copy to: National Securities Depository Limited - Fax No.2497 2993 / 6351
Central Depository Services (India) Limited - Fax No.2272 3199
Luxembourg Stock Exchange, Luxembourg - Fax No.00352 4590 2010

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele.: (0265) 669 4061
Fax : (0265) 669 4062

March 10, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 023
(FaxNo.22723121/2037/2039/2061
/2041/3719)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub: Scheme of Amalgamation

We wish to inform you that the Board of Directors of the Company at its meeting held today has approved a Scheme for Amalgamation of Indian Petrochemicals Corporation Limited (the **"Transferor Company"**) with Reliance Industries Limited (the **"Transferee Company"**), subject to the provisions of Sections 391 to 394 of the Companies Act, 1956.

The amalgamation shall be subject to necessary approvals and sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad and the Hon'ble High Court of Judicature at Bombay.

We enclose a Copy of the media release which contains broad features of the Scheme as approved by the Board.

In terms of Clause 24(f) of the Listing Agreement, the detailed Scheme will be submitted for your approval.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

Encl: As above

Copy to: National Securities Depository Limited - Fax No.2497 2993 / 6351
Central Depository Services (India) Limited - Fax No.2272 3199
Luxembourg Stock Exchange, Luxembourg - Fax No.00352 4590 2010

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 10, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 023
(FaxNo.22723121/2037/2039/2061
/2041/3719)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub: Scheme of Amalgamation

We wish to inform you that the Board of Directors of the Company at its meeting held today has approved a Scheme for Amalgamation of Indian Petrochemicals Corporation Limited (the "**Transferor Company**") with Reliance Industries Limited (the "**Transferee Company**"), subject to the provisions of Sections 391 to 394 of the Companies Act, 1956.

The amalgamation shall be subject to necessary approvals and sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad and the Hon'ble High Court of Judicature at Bombay.

We enclose a Copy of the media release which contains broad features of the Scheme as approved by the Board.

In terms of Clause 24(f) of the Listing Agreement, the detailed Scheme will be submitted for your approval.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

Encl: As above

Copy to: National Securities Depository Limited – Fax No.2497 2993 / 6351
Central Depository Services (India) Limited – Fax No.2272 3199
Luxembourg Stock Exchange, Luxembourg – Fax No.00352 4590 2010

Media Release

BOARD OF DIRECTORS OF IPCL AND RIL APPROVE MERGER

IPCL SHAREHOLDERS TO RECEIVE ONE SHARE OF RIL FOR FIVE SHARES HELD IN IPCL

PROPOSED MERGER IS EARNINGS ACCRETIVE FOR SHAREHOLDERS OF RIL

IPCL'S SHAREHOLDERS SET TO BENEFIT FROM RIL'S SUPERIOR PERFORMANCE AND GROWTH MOMENTUM

RIL BOARD APPROVES INTERIM DIVIDEND OF RS 11 PER SHARE
IPCL BOARD APPROVES INTERIM DIVIDEND OF RS 6 PER SHARE

MUMBAI, MARCH 10, 2007: The Board of Directors of Reliance Industries Ltd (RIL) and Indian Petrochemicals Corporation Limited (IPCL) have unanimously approved the scheme of merger of IPCL with RIL, subject to the necessary regulatory & shareholder approvals.

RIL is India's largest private sector company with a leadership position in the petrochemicals industry while IPCL is India's second largest company in that sector. As part of the divestment program of the Government of India, RIL acquired 26% equity in IPCL in the year 2002 and thereafter increased its holding to 46% through an open offer. Over the last five years of IPCL's operations, with the support of Reliance management several initiatives were introduced to increase capacity utilization, reduce operating costs and improve financial management. This has resulted in ongoing improvement in financial and operating performance at IPCL with revenue increasing from Rs 5,527 crore in FY 2001-02 to Rs 12,362 crore in FY 2005-06, a CAGR of 22% and net profit increasing from Rs 107 crore in FY 2001-02 to Rs 1,164 crore in FY 2005-06, a CAGR of 82%. The

Media Release

improvement in financials has led to a significant improvement in IPCL's capital structure, with IPCL becoming debt free on net basis as compared to a net debt of Rs 3,482 crore in March 2002.

RIL has a diversified portfolio of businesses in the form of oil and gas, refining and marketing, petrochemicals, organized retail and development of Special Economic Zones. RIL has plans to make significant capital investments in all its core businesses to pursue growth opportunities. On the other hand, IPCL's business portfolio predominantly consists of commodity polymers, which makes it prone to earnings volatility and cyclical risk. The merger provides shareholders of IPCL an opportunity to de-risk their investment by participating in the growth opportunities at RIL.

The merger will be earnings accretive for RIL's shareholders at the proposed merger ratio. This merger will also facilitate the integration of management resources with economic interest while providing for free flow of products and intellectual capital between the two companies.

The proposed merger is in line with industry trends, which will help achieving scale, size, integration, and enhanced financial strength along with the flexibility to pursue future growth opportunities, both organic and inorganic, within and outside India.

Commenting on the merger, Mukesh D. Ambani, Chairman & Managing Director, RIL, stated, *"With this merger, I am happy to welcome all IPCL shareholders to the RIL family. This merger will create value through synergies and scale that shall enhance the sustainable competitive advantages of RIL. This merger will be earnings accretive for the shareholders of RIL and shall provide shareholders of IPCL an opportunity to participate in RIL's diversified business portfolio."*

Media Release

Consolidated Production of Key Petrochemical products ('000 tonnes)*

Product	RIL	IPCL	RIL (post merger)
Ethylene	836	946	1,782
Propylene	403	348	751
PE	429	587	1,016
PP	1,362	258	1,620
PVC	341	243	585
MEG	509	271	780
POY	623	121	744
PSF	613	129	743

** Production is based on production for the nine months period ended 31st Dec 2006, as annualized, for comparison purpose only.*

Merger Details:

The appointed date of merger of IPCL with RIL is April 01, 2006. Under the terms of the proposed merger, IPCL shareholders will receive 1 share of RIL for every 5 shares of IPCL held by them. The exchange ratio has been determined on the basis of a Valuation Report by PricewaterhouseCoopers and Ernst & Young, jointly appointed. JM Morgan Stanley and DSP Merrill Lynch are the Financial Advisors. Amarchand & Mangaldas & Suresh A Shroff & Company are the Legal Advisors.

The share capital of RIL post merger shall increase from Rs 1,393.5 crore to Rs 1,453.6 crore.

RIL's associate companies hold 47.3% of IPCL's equity share capital. These shares will be exchanged for equity shares of RIL having current market value of over Rs 3,700 crore, and will constitute 2% of the enhanced equity share capital of RIL. The associates will hold the shares for the benefit of all the shareholders of RIL and could monetize the economic

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Media Release

value at an appropriate time in the future. These shares could be offered to financial or strategic investors in domestic or international markets.

Board of Directors of RIL approved an interim dividend of Rs 11 per share amounting to Rs 1,748 crore including dividend tax.

Board of Directors of IPCL approved an interim dividend of Rs 6 per share amounting to Rs 206 crore including dividend tax.

Reliance Industries Limited:

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

For the nine months period ended December 31, 2006, RIL's turnover was at Rs 83,487 crore and net profit was at Rs 8,055 crore.

RIL is the first and only private sector Company from India to feature since 2004 Fortune Global 500 list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and Financial Times in 2004. RIL also features in the Forbes Global list of world's 400 best big companies and in FT Global 500 list of world's largest companies.

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Media Release

Indian Petrochemicals Corporation Limited:

IPCL was established in March 1969 as Government of India Undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals market in India.

IPCL is India second largest petrochemicals company with turnover of Rs 12,362 crore (US$ 2,771 million), cash profit of Rs 1,727 crore (US$ 387 million), net profit of Rs 1,164 crore (US$ 261 million), net worth of Rs 4,970 crore (US$ 1,114 million) and total assets of Rs 10,547 crore (US$ 2,364 million).

For the nine months period ended December 31, 2006, IPCL's turnover was at Rs 10,307 crore and net profit was at Rs 1,014 crore.

IPCL operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex each at Gandhar and Nagothane. The polymer business of IPCL primarily encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). The fibre intermediates business of IPCL encompasses Mono Ethylene Glycol (MEG). In FY 2005-06, IPCL made its foray into Polyester by acquiring six polyester manufacturing companies and thereby changed its business model by becoming an integrated petrochemical company.

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5569, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 12, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai – 400 023
(FaxNo.22723121/2272 3710)

Dear Sir,

Sub: Scheme of Amalgamation

The Board of Directors of the Company (also referred to as "IPCL" or the "Transferor Company") has at its meeting held on March 10, 2007 approved the amalgamation of the Company with Reliance Industries Limited ("RIL" or the "**Transferee Company**"), in terms of the Scheme of Amalgamation (the "**Scheme**") tabled at the meeting.

Pursuant to the provisions of clause 24(f) of the Listing Agreement, we are enclosing the Scheme of Amalgamation along with all the requisite documents / information for your approval.

We are enclosing the following :

1.	Certified copy of the resolution passed by the Board of Directors of the Company	**(Annexure – 1)**
2.	Certified copy of the Scheme of Amalgamation	**(Annexure – 2)**
3.	Brief history of the Companies seeking approval	**(Annexure – 3)**
4.	Rationale for the proposed Scheme of Amalgamation	**(Annexure – 4)**
5.	Nature of business of the Transferor Company and the Transferee Company	**(Annexure – 5)**
6.	Listing status of the Transferor Company and the Transferee Company	**(Annexure – 6A & 6B)**
7.	Certified copy of the Valuation Report	**(Annexure – 7)**
8.	Shareholding Pattern of the Transferor and Transferee Companies pre and post Amalgamation as per Clause 35 of the Listing Agreement	**(Annexure – 8A & 8B)**
9.	Category-wise list of shareholders holding more than 0.5 % in IPCL and RIL	**(Annexure – 9A & 9B)**
10.	Capital evolution details of the Transferor Company and the Transferee Company	**(Annexure – 10A & 10B)**
11.	Details of capital issued by the Company but not listed	**(Annexure - 11)**
12.	Name and addresses of all allottees with number of shares to be allotted, in respect of unlisted transferor companies	**Not Applicable**

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

13. Number of shareholders in each of the Transferor Company and the Transferee Company — **(Annexure - 12)**

14. Financial details (Annual Reports) of the Transferor Company and Transferee Company for the last 3 years — **(Annexure – 13A & 13B)**

15 Certified copy of the provisional Net worth Certificate of Transferee Company - pre and post Amalgamation — **Not Applicable**

16. Details of Directors and Promoters of the Transferor Company (Pre – Amalgamation) and Transferee Company (Pre and Post Amalgamation) — **(Annexure – 14A, 14B & 15A, 15B)**

17. Details of the cross holdings between the Transferor Company and the Transferee Company, if any

    There are no cross holdings

18. Undertaking from the Company Secretary of the Company under Clause 24(g) of the Listing Agreement — **(Annexure - 16)**

19. Undertaking from the Company, confirming that the various documents/information submitted to Stock Exchange are the same as those filed with Registrar of Companies, wherever applicable

    We confirm that the various documents/information submitted to Stock Exchange are the same as those filed with Registrar of Companies, wherever applicable

20. Certified copies of the Memorandum and Articles of Association of the Transferor Company and the Transferee Company. — **(Annexure – 17A & 17B)**

We request you to approve the Scheme at the earliest, to enable us to make an application to the relevant Courts under Sections 391 to 394 of the Companies Act, 1956.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

Encl: As above


INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.C. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 12, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub: Scheme of Amalgamation

The Board of Directors of the Company (also referred to as "IPCL" or the "Transferor Company") has at its meeting held on March 10, 2007 approved the amalgamation of the Company with Reliance Industries Limited ("RIL" or the "**Transferee Company**"), in terms of the Scheme of Amalgamation (the "**Scheme**") tabled at the meeting.

Pursuant to the provisions of clause 24(f) of the Listing Agreement, we are enclosing the Scheme of Amalgamation along with all the requisite documents / information for your approval.

We are enclosing the following :

1.	Certified copy of the Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956	**(Annexure – 1)**
2.	Certified copy of the Valuation Report	**(Annexure – 2)**
3.	Undertaking from the Company Secretary of the Company under Clause 24(g) of the Listing Agreement	**(Annexure – 3)**
4.	Certified copy of the provisional Net worth Certificate of Transferee Company - pre and post Amalgamation	**Not Applicable**
5.	Shareholding Pattern of the Transferor and Transferee Companies pre and post Amalgamation as per Clause 35 of the Listing Agreement	**(Annexure – 4A &B)**
6.	Certified copy of the resolution passed by the Board of Directors of the Company	**(Annexure – 5)**
7.	Rationale for the proposed Scheme of Amalgamation	**(Annexure – 6)**


INDIAN PETROCHEMICALS CORP. LTD.

.l Petrochemicals Corporation Limited
PORATE OFFICE :
Petrochemicals Township,
.t. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

8.	Certificate from Statutory Auditors/ Practising Chartered Accountants/ Practising Company Secretaries certifying Percentage turnover and profitability of the division, being hived off vis-à-vis the other divisions of the company	**Not Applicable**
9.	Certified copies of the Memorandum and Articles of Association of the Transferor Company and the Transferee Company.	**(Annexure – 7A & 7B)**

We request you to approve the Scheme at the earliest, to enable us to make an application to the relevant Courts under Sections 391 to 394 of the Companies Act, 1956.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**


INDIAN PETROCHEMICALS CORP. LTD.

Shashikala Rao
Company Secretary

Encl: As above



BSE

The edge is efficiency

Ref: DCS/AMAL/AJ/24(f)/947/2006

March 13, 2007

The Company Secretary,
Indian Petrochemicals Corporation Limited,
P.O. Petrochemicals Township,
Dist. Vadodara – 391 345,
Gujarat.

Dear Sir,

Sub: Application under Clause 24(f) of the Listing Agreement to the proposed scheme of Amalgamation under Sections 391-394 of the Companies Act, 1956.

We acknowledge receipt of your letter dated March 12, 2007, forwarding the proposed Scheme of Amalgamation of your Company with Reliance Industries Limited together with relative enclosures. We also refer to the discussion with company representatives.

The Exchange has also noted the confirmation given by the Company stating that the scheme does not in any way violate or override or circumscribe the provisions of the SEBI Act, 1992, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996, the Companies Act, 1956, the rules, regulations and guidelines made under these Acts, and the provisions of the Listing agreement or the requirements of Bombay Stock Exchange Limited (BSE).

Accordingly, we hereby convey to you the Exchange's 'No-objection' with limited reference to those matters having bearing on listing/ de-listing/ continuous listing requirements within the provisions of the Listing Agreement, so as to enable you to file the scheme with the Hon'ble High Court.

However, the Exchange reserves its right to withdraw its No-objection approval at any later stage if the information submitted to the Exchange is found to be incomplete / incorrect / misleading / false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines/Regulations issued by statutory authorities etc.

Yours faithfully,

(Sanjiv Kapur)
General Manager

(Anupam Jha)
Dy. Manager

Bombay Stock Exchange Limited Registered Office: Floor 25, P J Towers, Dalal Street, Mumbai 400 001 India Tel: +91 22 2272 1234 / 33
Fax: +91 22 2272 2082 / 3132 (Listing) 2272 2061 / 41 / 39 / 37 (CRD) www.bseindia.com



NATIONAL STOCK EXCHANGE OF INDIA LIMITED

Regd. Office : "EXCHANGE PLAZA", BANDRA - KURLA COMPLEX, BANDRA (E), MUMBAI - 400 051. INDIA

Ref: NSE/LIST/41640-D

March 14, 2007

The Company Secretary
Indian Petrochemicals Corporation Limited
P.O Petrochemicals Township
Gujarat, Vadodara
PIN 391346

Dear Madam,

Sub.: Application under clause 24(f) of the Listing Agreement

We are in receipt of your letter enclosing the draft Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

We have perused the draft Scheme of Amalgamation and the related documents/details submitted by you including the confirmation of the Company Secretary that the scheme so submitted does not in any way violate, over-ride or circumscribe the provisions of Securities Laws or the Stock Exchange requirements.

Accordingly, we do hereby convey to you our 'no-objection' with limited reference to those matters having a bearing on listing / delisting / continuous listing requirements within the provisions of the Listing Agreement, so as to enable you to file the scheme with the Hon'ble High Court.

Yours faithfully,
For National Stock Exchange of India Limited

Latika S. Kundu
Manager

TEL : 91-22-2659 8100 - 8114 • FAX : 91-22-2659 8120
web site : www.nseindia.com

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 19, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai - 400 023
(Fax No. 22723121 / 22723710)

Dear Sir,

Sub : Amalgamation of the Company with Reliance Industries Limited

We thank you for your letter dated March 13, 2007 conveying your No-Objection to the Scheme of Amalgamation of the Company with Reliance Industries Limited.

Thereafter, pursuant to the Company's application, the High Court of Gujarat at Ahmedabad has issued directions on March 16, 2007, to convene meetings of Equity Shareholders, Secured Creditors (including Debenture holders), Unsecured Creditors, of the Company on April 14, 2007 at Baroda.

We are enclosing three copies each of the Notice of Meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors along with the Explanatory Statement and the Scheme of Amalgamation of the Company for your records.

Thanking you,

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 19, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub : Amalgamation of the Company with Reliance Industries Limited

We thank you for your letter dated March 14, 2007 giving your No-Objection to the Scheme of Amalgamation of the Company with Reliance Industries Limited.

Thereafter, pursuant to the Company's application, the High Court of Gujarat at Ahmedabad has issued directions on March 16, 2007, to convene meetings of Equity Shareholders, Secured Creditors (including Debenture holders), Unsecured Creditors, of the Company on April 14, 2007 at Baroda.

We are enclosing three copies each of the Notice of Meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors along with the Explanatory Statement and the Scheme of Amalgamation of the Company for your records.

Thanking you,

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary


NSEIL
2 MAR 2007
Contents not Verified

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 22, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai – 400 023
(Fax No. 22723121 / 22723710)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub : Amalgamation of the Company with Reliance Industries Limited

Further to our letter dated March 19, 2007, on the captioned subject, we are enclosing three photocopies of the newspaper cuttings of the Notices of the Court convened meetings of the Equity shareholders, Secured Creditors (including debenture holders) and Unsecured Creditors, to be held on April 14, 2007 at Baroda. As per directions of the Hon'ble High court of Gujarat at Ahmedabad, by its order dated March 16, 2007, the Notices have been published in "The Times of India", Ahmedabad edition in English on March 20, 2007 and "Gujarat Samachar", Vadodara edition and Ahmedabad edition in Gujarati on March 21, 2007.

We request you to please take the above on record.

Thanking you,

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Regd. Office : P. O. Petrochemicals - 391 346, Dist. Vadodara, Gujarat, India

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 22, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai – 400 023
(Fax No. 22723121 / 22723710)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub : Amalgamation of the Company with Reliance Industries Limited

Further to our letter dated March 19, 2007, on the captioned subject, we are enclosing three photocopies of the newspaper cuttings of the Notices of the Court convened meetings of the Equity shareholders, Secured Creditors (including debenture holders) and Unsecured Creditors, to be held on April 14, 2007 at Baroda. As per directions of the Hon'ble High court of Gujarat at Ahmedabad, by its order dated March 16, 2007, the Notices have been published in "The Times of India", Ahmedabad edition in English on March 20, 2007 and "Gujarat Samachar", Vadodara edition and Ahmedabad edition in Gujarati on March 21, 2007.

We request you to please take the above on record.

Thanking you,

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary


NSEIL
23 MAR 2007
Contents not Verified

THE TIMES OF INDIA, AHMEDABAD
TUESDAY, MARCH 20, 2007

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara – 391346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara – 391346, Gujarat.) ... Applicant Company

NOTICE CONVENING MEETINGS OF THE EQUITY SHAREHOLDERS, SECURED CREDITORS (INCLUDING DEBENTURE HOLDERS) AND UNSECURED CREDITORS OF INDIAN PETROCHEMICALS CORPORATION LIMITED, THE APPLICANT COMPANY

Notice is hereby given that by an Order passed on 16th day of March 2007, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company be convened and held at the IPCL's R & D Auditorium, P.O. Petrochemicals, Dist. Vadodara – 391 346, Gujarat, on Saturday the 14th day of April, 2007 at 11:00 a.m., 12:00 noon (or so soon after the conclusion of the meeting of the equity shareholders) and 12:30 p.m. [or so soon after the conclusion of the meeting of the Secured Creditors (including Debenture holders)] respectively, for the purpose of considering, and if thought fit, approving with or without modification(s) the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

In pursuance of the said Order and as directed therein, further Notice is hereby given that the meeting of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company will be held at the IPCL's R & D Auditorium, P.O. Petrochemicals, Dist. Vadodara – 391 346, Gujarat, on Saturday the 14th day of April, 2007 at 11:00 a.m., 12:00 noon (or so soon after the conclusion of the meeting of the Equity Shareholders) and 12:30 p.m. [or so soon after the conclusion of the meeting or the Secured Creditors (including Debenture holders)] respectively of the Applicant Company, at which time and place the said Equity Shareholders, Secured Creditors (including Debenture holders), and Unsecured Creditors of the Applicant Company are requested to attend.

Copies of the Scheme, Explanatory Statement under Section 393 of the Companies Act, 1956 and a Form of Proxy can be obtained free of charge at the registered office of the Applicant Company or its Advocates Office at M/s. Nanavati Associates, 41 Premier House, Opp. Gurudwara, Near Thaltej Cross Roads, P.O. Bodakdev, Ahmedabad 380054, Gujarat, during ordinary business hours on all working days except Saturdays.

Persons entitled to attend and vote at the said meetings may vote in person or by proxy provided that a proxy in the prescribed form, duly signed by such person or by his authorised representative is deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours before the commencement of the said meetings.

The Court has appointed the Hon'ble Mr. Justice S. D. Dave (Retd.) and in his absence Mr. Lalit Bhasin, Independent Director of the Applicant Company, to be the Chairman of the said meetings.

The Scheme, if approved at the meetings, will be subject to the subsequent approval of the Court.

Sd/-
Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007

Registered Office:
P.O. Petrochemicals,
Dist. Vadodara – 391346, Gujarat, India.

(અમદાવાદ આવૃત્તિ) ગુજરાત સમાચાર ૧૧

બુધવાર, તા. ૨૧ માર્ચ, ૨૦૦૭

ઉચ્ચ ન્યાયાલય ગુજરાતની હુકુમત, અમદાવાદ

તેના મૂળભૂત ન્યાયક્ષેત્રમાં

કંપની અરજી નં ૧૨૬/૨૦૦૭

કંપનીઝ એક્ટ, ૧૯૫૬ ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧ થી ૩૯૪ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા ૩૯૧૩૪૬, ગુજરાત ખાતે છે એની બાબતમાં;

-અને-

ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રિકરણની બાબતમાં;

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની)
ઈન્ડિયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ અને એનું)
નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો)
વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે છે.) ... અરજદાર કંપની

ઈન્ડીયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ, અરજદાર કંપનીના ઈક્વિટી શેરધારકો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા માટેની સૂચના.

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ગુજરાત ઉચ્ચ ન્યાયાલયના તારીખ ૧૬ માર્ચ, ૨૦૦૭ના આદેશ અનુસાર અરજદાર કંપનીના ઇક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા યોજવાની છે, જે આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, તા. ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા તો ઇક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વાગે (અથવા તો સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે, જેનો ઉદ્દેશ્ય, જો યોગ્ય લાગે તો ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રીકરણની યોજના સુધારાવધારા (ઓ) સાથે અથવા સુધારાવધારા વિના મંજૂર કરવાનો છે.

ઉપરોક્ત આદેશ અને તેમાં સૂચવાયેલ બાબતોને અનુસાર આ સાથે વધુ નોટીસ આપવામાં આવે છે કે અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ) અને બિનસલામત લેણદારોની સભા આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.એ. પેટ્રોકેમીકલ્સ, જિલ્લો. વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા અરજદાર કંપનીના ઇક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વ ગે (અથવા અરજદાર કંપનીના સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે. આ સમયે અને સ્થળે ઉક્ત અરજદાર કંપનીના ઇક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોને હાજર રહેવા વિનંતી છે.

કથીત એકત્રીકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ ની કલમ ૩૯૩ હેઠળના નિવેદનની નકલ અને પ્રોક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના ઍડવોકેટ ના કાર્યાલય મે. નાણાંવટી એસોસિએટ્સ, ૪૧ પ્રીમીયર હાઉસ, ગુરુદ્વારા સામે, થલતેજ ક્રોસ રોડ પાસે, પી.ઓ. બોડકદેવ, અમદાવાદ ૩૮૦૦૫૪, ગુજરાત ખાતેથી શનિવાર સિવાય કામકાજના કોઈપણ દિવસ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રોક્સીદ્વારા મત આપી શકશે જો તે પ્રોક્સી નિર્દિષ્ટ ફોર્મમાં, હકદાર વ્યક્તિ અથવા તેના અધિકૃત વ્યક્તિ દ્વારા સહી કરી, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાલીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમાકરાવે.

નામદાર કોર્ટ દ્વારા ઉપરોક્ત સભાના ચેરમેન તરીકે નામદાર જસ્ટિસ શ્રી એસ.ડી.દવે (નિવૃત્ત)ની નિમણુંક કરી છે, અને તેમની ગેરહાજરીમાં અરજદાર કંપનીના સ્વતંત્ર ડિરેક્ટર શ્રી લલિત ભસીનની નિમણુંક કરી છે.

સહી/-
જસ્ટિસ એસ.ડી.દવે (નિવૃત્ત)
સભા માટે નિયુક્ત ચેરમેન

આજ રોજ તારીખ ૧૯ માર્ચ, ૨૦૦૭

નોંધણીકૃત કાર્યાલય:
પી.ઓ. પેટ્રોકેમીકલ્સ,
જિલ્લો વડોદરા - ૩૯૧.૩૪૬, ગુજરાત, ભારત.

ગુજરાત સમાચાર (વડોદરા આવૃત્તિ) બુધવાર, તા. ૨૧ માર્ચ, ૨૦૦૭

ઉચ્ચ ન્યાયાલય ગુજરાતની હુકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં ૧૨૬/૨૦૦૭

કંપનીઝ એક્ટ, ૧૯૫૬ ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧ થી ૩૯૪ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા ૩૯૧૩૪૬, ગુજરાત ખાતે છે એની બાબતમાં;

-અને-

ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રિકરણની બાબતમાં;

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની)
ઈન્ડિયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ અને એનું)
નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો)
વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે છે.) ... અરજદાર કંપની

ઈન્ડીયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ, અરજદાર કંપનીના ઈક્વિટી શેરધારકો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા માટેની સૂચના.

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ગુજરાત ઉચ્ચ ન્યાયાલયના તારીખ ૧૬ માર્ચ, ૨૦૦૭ના આદેશ અનુસાર અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા યોજવાની છે, જે આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, તા. ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા તો ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વાગે (અથવા તો સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે, જેનો ઉદ્દેશ્ય, જો યોગ્ય લાગે તો ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રીકરણની યોજના સુધારાવધારા (ઓ) સાથે અથવા સુધારાવધારા વિના મંજૂર કરવાનો છે.

ઉપરોક્ત આદેશ અને તેમાં સૂચવાયેલ બાબતોને અનુસાર આ સાથે વધુ નોટીસ આપવામાં આવે છે કે અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ) અને બિનસલામત લેણદારોની સભા આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો. વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વ ગે (અથવા અરજદાર કંપનીના સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે. આ સમયે અને સ્થળે ઉક્ત અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોને હાજર રહેવા વિનંતી છે.

કથીત એકત્રીકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ ની કલમ ૩૯૩ હેઠળના નિવેદનની નકલ અને પ્રોક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના ઍડ્વોકેટ ના કાર્યાલય મે. નાણાંવટી એસોસિએટ્સ, ૪૧ પ્રીમીયર હાઉસ, ગુરુદ્વારા સામે, થલતેજ ક્રોસ રોડ પાસે, પી.ઓ. બોડકદેવ, અમદાવાદ ૩૮૦૦૫૪, ગુજરાત ખાતેથી શનિવાર સિવાય કામકાજના કોઈપણ દિવસ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રોક્સીદ્વારા મત આપી શકશે જો તે પ્રોક્સી નિર્દિષ્ટ ફોર્મમાં, હકદાર વ્યક્તિ અથવા તેના અધિકૃત વ્યક્તિ દ્વારા સહી કરી, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછાં ૪૮ (અડતાલીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમાકરાવે.

નામદાર કોર્ટ દ્વારા ઉપરોક્ત સભાના ચેરમેન તરીકે નામદાર જસ્ટિસ શ્રી એસ.ડી.દવે (નિવૃત્ત)ની નિમણૂંક કરી છે, અને તેમની ગેરહાજરીમાં અરજદાર કંપનીના સ્વતંત્ર ડિરેક્ટર શ્રી લલિત ભસીનની નિમણૂંક કરી છે.

સહી/-
જસ્ટિસ એસ.ડી.દવે (નિવૃત્ત)
સભા માટે નિયુક્ત ચેરમેન

આજ રોજ તારીખ ૧૯ માર્ચ, ૨૦૦૭

નોંધણીકૃત કાર્યાલયઃ
પી.ઓ. પેટ્રોકેમીકલ્સ,
જિલ્લો વડોદરા - ૩૯૧ ૩૪૬, ગુજરાત, ભારત.

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 23, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under regulation 7 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 7 (3) of SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format, based on the disclosure under Regulation 7(1) received from Life Insurance Corporation of India on March 22, 2007 vide their letter dated March 17, 2007, disclosing the acquisition of 3,00,000 equity shares of Indian Petrochemicals Corporation Limited by them on March 16, 2007. With this acquisition their aggregate holding is 10.05% of the total paid-up equity share capital of IPCL.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 23, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under regulation 7 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 7 (3) of SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format, based on the disclosure under Regulation 7(1) received from Life Insurance Corporation of India on March 22, 2007 vide their letter dated March 17, 2007, disclosing the acquisition of 3,00,000 equity shares of Indian Petrochemicals Corporation Limited by them on March 16, 2007. With this acquisition their aggregate holding is 10.05% of the total paid-up equity share capital of IPCL.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg


NSEIL
26 MAR 2007
Contents not Verified

FOR DISCLOSURE IN TERMS OF REGULATIONS 7(3)

Format for disclosure of details of acquisition to Stock Exchanges by target company, in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997		
Name of the Target Company	Indian Petrochemicals Corporation Limited	
Date of Reporting	March 17, 2007 received on March 22, 2007	
Names of the stock exchanges where the shares of the target company are listed	Bombay Stock Exchange Limited National Stock Exchange of India Limited Luxembourg Stock Exchange	
Details of the acquisition/ ~~sale~~ received in terms of Reg. 7(1) ~~and 7(1A)~~	Acquisition of 3,00,000 equity shares	
Names of the acquirers/ ~~sellers and PACs with them~~	Life Insurance Corporation of India	
Date of Acquisition/ ~~sale~~	March 16, 2007	
Date of receipt of intimation of allotment by acquirer/ ~~seller~~	N.A.	
Mode of acquisition (e.g. open market/ public issue/ rights issue/ preferential allotment/ interse transfer, etc.)	Open Market	
Mode of sale (e.g. open market/ MOU / off market, etc.)	N. A.	
Particulars of acquisition/ ~~sale~~	Number	% w.r.t. total paid up capital of Target Company
(a) Shares / voting rights (VR) of the acquirer/ seller before acquisition/~~sale~~	2,99,20,012	9.9500278
(b) Shares/ voting rights acquired/~~sold~~	3,00,000	0.0997663
(c) Shares/ VR of the acquirer/ ~~seller~~ after acquisition/~~sale~~	3,02,20,012	10.0497941
Paid up capital/ total voting capital of the target company before the said acquisition.	Rs. 300,70,27,980	
Paid up capital/ total voting capital of the target company after the said acquisition.	Rs. 300,70,27,980	

Note:
1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) & 7(1A)

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Place : Mumbai
Date : March 23, 2007



भारतीय जीवन बीमा निगम

Life Insurance Corporation of India

C.O. Investment Dept (6th Fl), Jeevan Bima Marg, Mumbai-400021
Ph: (022)- 56598626/ 56598602, Fax: (022)- 22810448/ 22825411

Ref: Inv/Back office

17.3.2007

The Company Secretary,
IPCL Ltd.,
P.O PETROCHEMICALS
VADODARA
GUJARAT- 391346

Dear Sir,

Re: Regulation 7 - Details of change in shareholding in Respect of persons holding more than 10 % shares in a Listed Company.

As per the requirement of the Regulation 7 of the SEBI Regulations, we are informing the shareholding in the enclosed format (FORM C). We also inform our DP ID and Client ID as below:

DP ID	:	IN 300812
Client ID	:	10000012.

&

DP ID	:	IN 300126
Client ID	:	10491970
		10492462
		11179676
		11197419
		11197396
		11197402

Kindly acknowledge.

Yours faithfully,

CHIEF (INVESTMENT)

Encl: as above.


INDIAN PETROCHEMICALS CORP. LTD.
21/3/07



Format for disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1)

Name of the Target company	IPCL LTD	
Name of the acquirer and PAC with the acquirer	**LIFE INSURANCE CORPORATION OF INDIA**	
Details of the acquisition as follows	Number	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) before acquisition under consideration	**29920012**	**9.9501204%**
b) Shares/ voting rights acquired /Sold	300000	0.99767%
c) Shares / VR after acquisition	30220012	**10.0498876%**
Mode of acquisition (e.g. open market / public issue/ rights issue/ preferential allotment/ interest transfer etc).	**Open market**	
Date of acquisition of shares/ VR or date of receipt of intimation of allotment of shares, whichever is applicable	16/03/2007	
Paid up capital/ total voting capital of the target company before the said acquisition	**77768063**	
Paid up capital/ total voting capital of the target company after the said acquisition	**77768063**	

Note:

1. The disclosure shall be made whenever the post acquisition holding crosses 5%, 10% and 14% of the total paid up capital of the target company within 2 days of the acquisition.

2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

Signature of the acquirer/ Authorised Signatory

Place : MUMBAI

DATE : 17-3-2007

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 9, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure of Shareholding as on March 22, 2007, being the Record Date for payment of Interim Dividend for 2006-07.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg


NSEIL

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 9, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure of Shareholding as on March 22, 2007, being the Record Date for payment of Interim Dividend for 2006-07.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the company (Target / Reporting Company)	INDIAN PETROCHEMICALS CORPORATION LIMITED
Date of reporting	March 22, 2007
Name of Stock Exchanges where shares of Reporting/ ~~Target~~ Company are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited 3. Luxembourg Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) u/r 8(1) to Target Company											
Names	As on March 31, 2007 (for the year 2006-07)		As on March 31, 2006 (for the year 2005-06)		Changes if any between (A) & (B)		As on record date for dividend (for the year __)		As on record date for dividend (for the year __)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
	As on March 31, 2007 (for the year 2006-07)		As on March 31, 2006 (for the year 2005-06)		Changes if any between (A) & (B)		As on record date for Interim dividend (March 22, 2007)		As on record date for dividend (May 20, 2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person having control over a company Reliance Petroinvestments Limited	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(a) 139,941,444	46.54	(b) 114,183,787	46.00	25,757,657	0.54
Reliance Nutraceuticals Private Limited	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	1,340,982	0.45	-	0.00	1,340,982	0.45
Reliance Pharmaceuticals (India) Private Limited	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	1,088,326	0.36	-	0.00	1,088,326	0.36
							142,370,752	47.35	114,183,787	46.00	28,186,965	1.35

(a) - Includes 2900 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited.
(b) - Includes 3150 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited.

Place : Mumbai
Date : April 9, 2007

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Company Secretary

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 9, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure for the Financial Year ended March 31, 2007.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg


N S E I L
10 APR 2007
Contents not Verified

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

April 9, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure for the Financial Year ended March 31, 2007.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the company (Target / Reporting Company)	INDIAN PETROCHEMICALS CORPORATION LIMITED
Date of reporting	March 31, 2007
Name of Stock Exchanges where shares of Reporting/ Target Company are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited 3. Luxembourg Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) u/r 8(1) to Target Company											
Names	As on March 31, 2007 (for the year 2006-07)		As on March 31, 2006 (for the year 2005-06)		Changes if any between (A) & (B)		As on record date for dividend (for the year __)		As on record date for dividend (for the year __)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
	As on March 31, 2007 (for the year 2006-07)		As on March 31, 2006 (for the year 2005-06)		Changes if any between (A) & (B)		As on record date for dividend (March 22, 2007)		As on record date for dividend (May 20, 2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person having control over a company Reliance Petroinvestments Limited	(b) 13 99 41 444	46.54	(a) 11 41 83 787	46.00	25757657	0.54	(N.A.)		(N.A.)		(N.A.)	
Reliance Nutraceuticals Private Limited	13 40 982	0.45	0.00	0.00	1340982	0.45						
Reliance Pharmaceuticals (India) Private Limited	10 88 326	0.36	0.00	0.00	1088326	0.36						
Person(s) acting in concert with him												
NIL	(N.A.)		(N.A.)		(N.A.)		(N.A.)		(N.A.)		(N.A.)	
	14 23 70 752	47.35	11 41 83 787	46.00	2 81 86 965	1.35						

(a) - Includes 2900 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited.
(b) - Includes 2900 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI was awaited.

Place : Mumbai
Date : April 9, 2007

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Company Secretary

Annexure – A (2)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
1	Companies Act, 1956	Form 61	Ministry of Company Affairs	....	a. Copy of Form 61 filed with MCA for submitting particulars of employees pursuant to the provisions of Sub-Section (2A) of Section 217 of the Companies Act, 1956, as part of Directors' Report for the Financial Year 2005-06.	1
2	Companies Act, 1956 (Section 159)	Filing of Annual Return of IPCL for the year 2005-06	Ministry of Company Affairs	Within 60 days from the date of Annual General Meeting	a. Copy of Form 20-B & challan evidencing payment of required fees.	2
3	Companies Act, 1956 [Section 75(1)]	Return of Allotment Filing of the Resolution passed by the Shareholders' / Investors' Grievance Committee of the Board of Directors of the Company at its meeting held on October 13, 2006 for allotment of equity shares of Rs. 10 each in terms of the Scheme of Amalgamation of the Polyester Companies with IPCL	Ministry of Company Affairs	Within 30 days from the date of Annual General Meeting	a. Copy of Form 2 & 3 along with challan evidencing payment of required fees. b. Copy of the Resolution passed by the Shareholders' / Investors' Grievance Committee of the Board of Directors of the Company at its meeting held on October 13, 2006 for allotment of equity shares of Rs. 10 each in terms of the Scheme of Amalgamation of the Polyester Companies with IPCL	3
4	Companies Act, 1956 Section 233B (4) and Cost Audit Report Rules, 2001	Form 1 Filing of Cost Audit Report	Ministry of Company Affairs	Within 180 days from date of close of financial year/ after approval of annual accounts post merger	a. Copy of Form 1 for filing of Cost Audit Report with Central Government for the Financial Year 2005-06 for Nagpur Complex	4

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
5	Companies Act, 1956 Section 233B (4) and Cost Audit Report Rules, 2001	Form 1 Filing of Cost Audit Report	Ministry of Company Affairs	Within 180 days from date of close of financial year/ after approval of annual accounts post merger	a. Copy of Form 1 for filing of Cost Audit Report with Central Government for the Financial Year 2005-06 for Silvassa Complex	5
6	Companies Act, 1956 Section 138	Form 17	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 17 for registration of satisfaction of Charge [Rs. 87,75,60,716 (DM 37,695,000 & US$ 27,974,520).	6
7	Companies Act, 1956 Section 138	Form 17	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 17 for registration of satisfaction of Charge (Rs. 50 crores).	7
8	Companies Act, 1956 Section 138	Form 17	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 17 for registration of satisfaction of Charge (Rs. 1,146.50 crores).	8


Indian Petrochemicals Corporation Limited

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 3067301
Fax : (0265) 3067333

December 29, 2006

The Registrar of Companies, Gujarat
C.G.O. Complex,
Opp. Rupal Park,
Nr. Ankur Cross Road,
Naranpura,
Ahmedabad – 380 013.

Sub: IPCL - Annual Accounts for the Financial Year 2005-06
CIN: L23200GJ1969PLC001569

Dear Sir,

Annual Accounts of the Company for the financial year 2005-06 has been filed with Ministry of Company Affairs (MCA) on the website in the prescribed Forms 23AC & 23ACA on December 29, 2006. Service Request Number (SRN) generated in confirmation of the said filing is P04774469. Statement of Particulars of Employees under section 217(2A) of the Companies Act, 1956 forming part of the Directors' Report was not uploded along with the Accounts.

We are herewith submitting the said particulars along with prescribed Form 61 and request you to please take the same on records.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

STATEMENT OF PARTICULARS OF EMPLOYEES PURSUANT TO THE PROVISIONS OF SECTION 217(2A) OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES (PARTICULARS OF EMPLOYEES) RULES, 1975 AS AMENDED FOR THE PERIOD ENDED MARCH 31, 2006

EMPLOYEES WHO WERE EMPLOYED THROUGHOUT THE YEAR AND WERE IN RECEIPT OF REMUNERATION WHICH IN AGGREGATE WAS MORE THAN RS.24 LAKHS PER YEAR

	AGE	QUALIFICATION	Designation	Joining Date	Gross Earning(Rs.)	Exp(Yrs)
NA	NA	NA	NA	NA	NA	NA

EMPLOYEES WHO WERE EMPLOYED FOR PART OF THE YEAR AND WHERE IN RECEIPT OF REMUNERATION WHICH IN AGGREGATE WAS NOT LESS THAN RS.TWO LAKHS PER MONTH

NAME	AGE	QUALIFICATION	Designation	Joining Date	Gross Earning(Rs.)	Exp(Yrs)	Last Employer
SURYAKANT PATEL	60	BA-ARTS-1968	DY MGR (HR)	18.09.1969	497394	37	STATE BANK OF INDIA(1969-1969)
DALPATBHAI PARMAR	55	SSC/XTH STD/SSLC-Others-1970	SR MANAGER (PRODN)	17.04.1972	2189982	34	
NALINCHANDRA DESAI	60	BE-Mechanical Engg-1969	VICE PRESIDENT (MTLS)	02.05.1972	1683483	34	FOURESS ENGG (INDIA)(1970-1972)
SHIVEPRASAD SHARMA	60	AMIE-Chemical Engg-1977,DIPLOMA - ENGINEERING-Mechanical Engg-1967	ASSTT VP (PRODN)	01.08.1972	1500096	34	SHREE RAM CHEM IND L(1968-1972)
GHANSYAM SHAH	55	HSC/INTERMEDIATE/PRE-UNIVERSITY-Others-1968,CERTIFICATE COURSE-HEALTH AND H	OFFICER (HR)	02.02.1973	1765802	33	DINESH MILLS LTD.(1970-1970)
SURYAKANT PATEL	58	DIPLOMA - ENGINEERING-Mechanical Engg-1971	MAINT OFFICER (MECH)	13.02.1973	1332739	33	SODIUM METAL PVT LTD(1972-1972)
MANILAL PATEL	55	BA-ARTS-1984	DY MGR (HR)	20.03.1973	2042211	33	ATUL PRODUCTS LIMITE(1970-1973)
NIHAR DESAI	60	ME-Industrial Engg-1971,BE-Mechanical Eng	GEN MGR (INDL. ENGG.)	29.03.1973	1340327	33	Mech.Equip Co May'72 to till joining dt
GOPAL PATEL	56	BE-Electrical Engg-1972,BSc-Chemistry-1969	VICE PRESIDENT (PRODN)	03.05.1973	3000667	33	VOLTAMP TRANSFOR LTD(1972-1973)
VINODBHAI PATEL	54	ITI-WIREMAN-1977,SSC/XTH STD/SSLC-Others-197	TECH GR-I (M)	15.03.1974	1354226	32	
JUGALKISHORE DESAI	60	BE-Mechanical Engg-1968	ASSTT VP (MECH)	25.03.1974	1389501	32	GUJ. SMALL INDL.CORP(1973-1974)
ANAND RAO PATIL	56	DIPLOMA-INSTRUMENTATION AND CONTROL-197	MANAGER (INST)	13.01.1975	1788819	31	JYOTI SWITCHGEARS LT(1973-1974)
PRATAPSINH GOHIL	55	M.Sc.-Chemistry-1974	DY MGR (QC)	05.04.1975	1863057	31	SARABHAI RESE CENTRE(1974-1975)
SATISH PATEL	56	BCom-Commerce-1970	SR ASSISTANT	02.06.1975	1430896	30	JYOTI LTD(1971-1975)
SG THIRUMALESHWARA BHAT	60	Ph D.-Others-1973,M.Sc.-Chemistry-1967, BSc-Chemistry-1965	VICE PRESIDENT (R&D)	29.03.1976	1432196	30	HINDUSTAN LEVER LTD(1971-1976)
MAHENDRAKUMAR DAVE	56	BE-Electrical Engg-1972	DY GEN MGR (ELEC)	25.09.1976	2526511	30	ASHOK MILLS LTD(1976-1976)
SURESHKUMAR SHAH	56	M.Sc.-Chemistry-1972	MANAGER (QLTY CNTRL)	01.11.1976	1977020	29	CADILA LABORATORY(1973-1976)
KANTIBHAI GAJJAR	57	MSC-Chemistry-1974	DY MGR (QC)	26.11.1976	1308667	29	BASOPIA CHEM INDUST(1976-1976)
KISHORE KAVEESHWAR	60	DIPLOMA-MANAGEMENT-1984,BE-Chemical Engg-1968	VICE PRESIDENT (TECH)	14.12.1976	1655423	29	GWALIOR RAYONS(1969-1976)
HASMUKHLAL FITTER	58	CERTIFICATE COURSE-FITTER-1968	MAINT OFFICER (MECH)	15.12.1976	1099686	29	SUHRID GEIGY LTD(1973-1976)
GOVINDBHAI KHRISTI	54	ITI-FITTER-1970,Non-Matric-Others-1965	TECH GR-I (M)	20.12.1976	1138011	29	
NARESH PATEL	53	BE-Mechanical Engg-1990,DIPLOMA - ENGINEERING-Mechanical Engg-1973	SR MANAGER (MECH)	21.06.1975	2317619	30	JAIMPEX(1973-1975)
PARESH DESAI	53	DIPLOMA - ENGINEERING-Electrical Engg-1972	DY MGR (ELEC)	16.06.1975	1841126	30	VOLTAS TRANSFOR.LTD(1973-1974)
AMRITLAL PATEL	56	DIPLOMA-ELECTRICAL AND RADIO-1973, DIPLOMA-Telecommunication-1973	DY MGR (INST)	24.01.1977	1607676	29	MAC ELECTRICALS(1973-1975)
UPENDRA DAVE	55	DIPLOMA - ENGINEERING-Electrical Engg-1971,DIPLOMA - ENGINEERING-Mechanical	DY MGR (MECH)	10.02.1977	1939926	29	CALICO MILLS(1974-1977)
TRIKAM SHUKLA	57	M.Sc.-RADIO ENGINEERING-1973	DY MGR (INST)	03.03.1977	1509912	29	M/S JYOTI LTD(1976-1977)
PRAFULCHANDRA SUTHAR	56	SSC/XTH STD/SSLC-Others-1966	DY MGR (MECH)	03.03.1977	1639506	29	M/S. G.M.D C (1971-1977)
DILIPKUMAR PATEL	55	B.Ed.-Others-1974,BSc-Chemistry-1973	DY MGR (PRODN)	19.02.1977	1740560	29	
PRAVINBHAI RAO	54	BSc-Chemistry-1971	SR MANAGER (PRODN)	20.06.1975	2139969	31	ALEMBIC GLASS I LTD(1972-1975)
APOORVA TRIPATHI	54	M.Sc.-Physics-1973,BSc-Physics-1971	DY MGR (INST)	15.03.1977	1876183	29	TELEVISION & COMPONE(1975-1977)
HARISHKUMAR BHATT	56	DIPLOMA-Chemical Engg-1974,BSc-Chemistry-1973	DY MGR (PRODN)	16.03.1977	1663964	29	INDONIPPON IND(1976-1976)
CHHAGUJI RAJPUT	57	CERTIFICATE COURSE-BOILER-1976,BSc-Chemistry-1970	MANAGER (PRODN)	22.03.1977	1720680	29	G S F C(1974-1976)
JASHVANTLAL SHAH	54	DIPLOMA-Instrumentation-1973, DIPLOMA-Electrical Engg-1972	DY MGR (INST)	30.05.1977	1637622	28	GUJCHEM DISTILLERS I(1976-1977)
DHAVAL JOSHIPURA	57	BE-Electrical Engg-1970	DY GEN MGR (ELEC)	04.06.1977	2100604	28	BARODA RAYON CRP LTD(1970-1977)
DAHYABHAI PATEL	57	BSc-Chemistry-1970	SR MANAGER (PRODN)	20.06.1977	1824007	25	SUHRID GEIGY(1972-1977)
RUDRESH PATHAK	52	DIPLOMA-INSTRUMENTATION AND CONTROL-1975,DIPLOMA - ENGINEERING-Electrical Engg	DY MGR (INST)	13.11.1975	1809900	30	
BHUPENDRA VAISHNAV	57	DIPLOMA-Production Engg-1971,DIPLOMA - ENGINEERING-Mechanical Engg-1970	MAINT OFFICER (MECH)	01.09.1977	1637523	20	JYOTI LIMITED(1973-1977)
VINAYAK AMIN	56	ITI-FITTER-1970,SSC/XTH STD/SSLC-Others-1967	DY MGR (INST)	23.09.1977	1409948	29	HEAVY WATER PROJECT(1974-1977)
RAMESHBHAI PATEL	53	DIPLOMA-Chemical Engg-1975	DY MGR (PRODN)	30.03.1976	2006826	30	DEEPAK NITRITE LTD.(1975-1976)
BHUPENDRA SHAH	60	CA-ACCOUNTS-1973,M.Com-Others-1968, BCom-ACCOUNTS-1966	VICE PRESIDENT (FIN)	01.12.1977	2351623	28	GASKET & RADIATORS P(1976-1977)
DILIPKUMAR KANSARA	55	DIPLOMA-Chemical Engg-1972	DY MGR (PRODN)	16.01.1978	1636185	28	MAGHDOOT LAMINATART(1975-1977)
MOHANBHAI TANDEL	56	BE-Mechanical Engg-1969,Dip Engg (3/4 years)-Mechanical Engg-1982,NCTVT-DR	MAINT OFFICER (MECH)	01.02.1978	1563750	28	ATUL PRODUCTS LTD(1976-1978)
GOVINDLAL RATHOD	55	BSc-Chemistry-1972	PRODUCTION OFFICER	03.03.1978	1532226	28	PARSURAM POTTERY WOR(1972-1978)
GIRISHCHANDRA JANI	57	ITI-WELDING-1965,Non-Matric-Others-1960	MAINT OFFICER (MECH)	13.03.1978	1433674	28	SAURASHTRA CHEMICALS(1972-1978)
KARTIK VYAS	55	DIPLOMA-AIRCONDITIONING-1972, DIPLOMA - ENGINEERING-Mechanical Engg-1971	SR MANAGER (MECH)	14.03.1978	2352213	28	BARODA RAYON CRP LTD(1975-1978)
KHODABHAI PADHIYAR	51	Non-Matric-Others-1967	SR KHALASI (SG)	08.05.1978	845235	28	
OM PRAKASH SHARMA	56	SSC/XTH STD/SSLC-Others-1966	PRODUCTION OFFICER	01.06.1978	1541950	27	SWADESH POLY. LTD(1973-1975)
JAYVEER JHALA	53	DIPLOMA - ENGINEERING-Mechanical Engg-1975	MAINT OFFICER (MECH)	08.06.1978	1662758	27	MODERN METAL PRODUCT(1977-1977)

NAME	AGE	QUALIFICATION	Designation	Joining Date	Gross Earning(Rs.)	Exp(Yrs)	Last Employer
ARVINDKUMAR PARMAR	58	ITI-FITTER-1978,SSC/XTH STD/ SSLC-Others-1968	MAINT OFFICER (MECH)	03 07.1978	995715	28	SUHRID GEIGY LTD (1970-1978)
DUNGARBHAI ZALA	55	BCom-ACCOUNTS-1974	SR ASSISTANT	21 04.1976	1455304	30	
RATILAL PANCHAL	57	ITI-FITTER-1981,SSC/XTH STD/SSLC-Others-1972	DY MGR (MECH)	10 10 1978	1479393	28	GUJ MACHINARY MFG LT(1971-1978)
HEMANTKUMAR VYAS	55	BSc-Chemistry-1971,BSc-Micro biology-1970	QLTY CNTRL OFFICER	23 11 1978	1582934	27	SARABHAI M CHEMICALS(1975-1978)
SUDHIR TAMBE	54	SSC/XTH STD/SSLC-Others-1969	OPERATOR GR-I	17 01.1979	1480444	27	CALICO POLYST & FIB(1974-1979)
DEEPAK VAISHNAV	55	M.Sc.-Chemistry-1975,BSc-Chemistry-1971	QLTY CNTRL OFFICER	05 03 1979	1350313	27	CENTRAL SALT & MARIN(1971-1979)
NITIN JOSHI	60	Other Managment Diplomas-Marketing-1968,BSc-Physics-1969	GEN MGR (MKTG)	16 08 1979	1539998	27	MARTIN & HARRIS (IN(1977-1979)
DAYALSINGH SARSAIYA	56	DIPLOMA - ENGINEERING-Electrical Engg-1968	DY MGR (INST)	21.08.1978	1615470	28	INDIAN AIR FORCE(1969-1978)
PRAVINCHANDRA SOLANKI	54	DIPLOMA-INDUSTRIAL SAFETY-1991,BSc-Chemical Engg-1972	MANAGER (PRODN)	07.08.1980	1613081	25	Polymers Corporation(1979-1980)
GIRISHKUMAR CHAUHAN	50	Non-Matric-Others-1967	KHALASI GR-V	01 06 1983	809206	22	INDUSTRIAL CATERERS(1976-1983)
ARJUNSINGH PARMAR	44	Non-Matric-Others-1974	BUS CONDUCTOR (SG)	29 06 1983	782652	23	CONTRACT LABR IPCL(1978-1983)
RAMANBHAI PATEL	42	BE-Mechanical Engg-1989,DIPLOMA - ENGINEERING-Mechanical Engg-1982	DY MGR (MECH)	11.02.1986	1253002	20	MAFATLAL ENG. IND L(1983-1984)
SHREERAM BHAT	43	BE-Chemical Engg-1983	SR MANAGER (TECH)	02.04.1984	1670017	22	
BABUBHAI BODANA	37	Non-Matric-Others-1984	FIREMAN	18 10.1988	789689	18	
RAUIBHAI GOHEL	50	Non-Matric-Others-1967	KHALASI GR-V	01 01.1996	824533	10	
DAHYABHAI PARMAR	52	Non-Matric-Others-1966	KHALASI GR-V	01.01.1998	786757	8	
BACHUBHAI CHAUHAN	38	Non-Matric-Others-1978	KHALASI (LG)	01 01.1998	760385	8	LAND LOOS CO OP SOC (1982-1997)
NARESHBHAI PATEL	42	SSC/XTH STD/SSLC-Others-1981	DRIVER GR-IV	01.01.1996	859465	10	PETRON ENGG CONSTR
SOMABHAI PADHIYAR	52	SSC/XTH STD/SSLC-Others-1974	KHALASI GR-V	01.01.2000	756106	6	LAND LOOS CO OP SOC (1998-1999)
S.V. RAJA VAIDYANATHAN	50	ACS-COMPANY LAW-1990,AICWA-COSTING-1983,MBA-Finance-1980,BTech-Electrical	GROUP HEAD-SOUTH REGION	01.10.2005	2468134	0 6	RELIANCE INFOCOMM
RAMAKANT NARVEKAR	55	BSc-Chemistry-1974	DY MGR (MTLS)	02.11.1987	1077170	18	Associated Cement Co Ltd.,Catad,Thane
K MANI	36	BE-Chemical Engg-1991	SR MANAGER (PRODN)	20.12.1991	274253	14	GHARDA CHEMICALS(1991-1991)
VENKATESH BELLARY	37	BE-Mechanical Engg-1990	DY MGR (MECH)	25.02.1993	882846	13	
JAGDISH MAHIDA*	57	MSC / MCOM / MA / MLIB / PDPPT	TEACHER (SSG) GR-I	02.07.1976	907026	30	SIR S RAO DIAMOND JU(1975-1976)
KOKILA PANDIT	58	B.Ed.-EDUCATION-1971,BA-ARTS-1969	TEACHER (SSG) GR-I	30.08.1977	791305	29	SKM HIGH SCHOOL(1976-1977)
RASUL BAGWALA	57	B.Ed.-Others-1970,BSc-Others-1969	TEACHER (SSG) GR-I	12.06.1978	966910	27	SITPAN SUPREME WELFA(1970-1978)
ILA ACHARYA	52	B.Ed.-Others-1977,MA-Others-1975	TEACHER (SSG) GR-I	12.06.1978	1314259	27	SARVAJANIK EDUC SOC(1977-1978)
NANDINI PATHAK	53	DIPLOMA-PRE SCHOOLING EDUCATION-1977, B.Ed.-EDUCATION-1977,BA-ARTS-1975	TEACHER (SSG) GR-I	30.06.1978	1282633	28	ZENITH HIGH SCHOOL(1977-1978)
RATILAL PATEL	58	BA-ARTS-1978,DIPLOMA-EDUCATION-1975	TEACHER (SSG) GR-I	29.12.1978	765822	27	SHREYAS HIGH SCHOOL(1977-1977)
SUMEETA SOMAN	57	B.Ed.-EDUCATION-1975,BA-ARTS-1971	TEACHER (SSG) GR-I	11.06.1979	889733	26	GUJARAT REFINARY ENG(1975-1979)
KALINDI PARASHARYA	54	B.Ed.-EDUCATION-1978,MA-ARTS-1974	TEACHER (SSG) GR-I	05.11.1979	1208787	26	MANEKBA V VIDYABHAVA(1978-1979)
CHAMPABEN CHAUDHARI	52	B.Ed.-EDUCATION-1975,BA-ARTS-1974	TEACHER (SSG) GR-I	08.06.1982	920221	23	KANYA VINAY MANDIR(1975-1982)
KSHAMA KAVI	56	B.Ed.-EDUCATION-1978,MA-ARTS-1973	TEACHER (SSG) GR-I	20.11.1984	863975	21	JYOTI VIDHYALAYA(1981-1984)
RASIKLAL PATADIA	58	B.Ed.-EDUCATION-1975,MA-ARTS-1974	TEACHER (SSG) GR-I	16.01.1986	603074	20	SIR J.HIGH SCHOOL(1977-1986)
LINGAM NARAYANA RAO	50	Btech-Chem.Engg.	GEN MGR	05.09.1980	217767	26	

NOTES:

1. * Appointment of Whole Time Director is contractual and terminable by notice on either side.
2. All other appointments are non-contractual and terminable by notice on either side.
3. None of the employees mentioned above are related to any Director of the Company.
4. Remuneration includes salary, bonus, various allowances, contribution to Provident & Superannuation Funds, terminal benefits, taxable value of perquisites and Gratuity paid but excluding Gratuity provisions.

For and on behalf of the Board

Mukesh D. Ambani
Chairman

Mumbai
October 17, 2006

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN	: A08237216	**Service Request Date :** 03-01-2007

Received From:

Name	:	Shashikala Lakshmana Rao
Address	:	D-1003, Phase I, Lake Florence, Lake Homes, Powai Vihar, Powai Mumbai,Maharashtra INDIA - 400076

Name & Address of the company

Name	:	INDIAN PETROCHEMICALS CORPORATION LIMITED
CIN	:	L23200GJ1969PLC001569

Full Particulars of eFiling	**Amount**
Service Description	**Rs.**
Fee For Form 61-Others	Nil

FORM 61

[Pursuant to section 166, 210, 394, 560, 621A of the Companies Act, 1956]

Form for filing an application with Registrar of Companies

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2 (a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Application filed for

- ○ Compounding of offences
- ○ Extension of period of annual general meeting by three months under section166(1)
- ○ Exemption from holding annual general meeting at the registered office under section 166(2)
- ○ Extending the period of annual accounts upto eighteen months under section 210(4)
- ○ Declaring a defunct company under section 560
- ○ Amalgamation
- ◉ Others

4. If others, then specify

Filing statement of particulars of employees pursuant to the provisions of Sub-section (2A) of Section 217 of the Companies Act, 1956, as part of Directors' Report, 2005-06.

5. Whether application for compounding offence is filed by

○ Company ○ Director ○ Manager or secretary ○ Other

6. Director identification number (DIN) or income-tax permanent account number (PAN)

7. Name of the applicant

8.(a) Service request number of Form 23

(b) Date of passing special or ordinary resolution (DD/MM/YYYY)

(c) Date of filing Form 23 (DD/MM/YYYY)

9.* Details of application

Further to filing the Annual Accounts of IPCL for the Financial Year 2005-06 with MCA on December 29, 2006 in prescribed Form 23AC & 23ACA (SRN P04774469), We are submitting statement of particulars of employees pursuant to the provisions of Section 217(2A) of the Companies Act, 1956. You are requested to please take the same on records.

Attachments

1. Board resolution [Attach]
2. Scheme of amalgamation [Attach]
3. *Detailed application [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

Detailed application.pdf
Statement us 217(2A).pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated 25/04/2006 (DD/MM/YYYY) to sign and submit this application.

To be digitally signed by

Managing director or director or manager or secretary of the company

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

[Submit to BO]

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

January 23, 2007

Registrar of Companies,
Gujarat, Dadra and Nagar Havelli,
ROC Bhavan, Opp. Rupal Park Society,
Behind Ankur Bus Stop, Naranpura,
Ahmedabad – 380 013.

Dear Sir,

Sub : IPCL – Annual Return
CIN : L23200GJ1969PLC001569
SRN : P05764246

Please find enclosed Compact Disk containing following data for the Annual Return of the Company for the Financial Year 2005-06.

1. Files shh0001 to shh0077 : List of new shareholders of the Company as on date of AGM i.e. December 02, 2006
2. Files cea0001 & cea0002: List of shareholders who had ceased to be shareholders since last AGM
3. Files sht0001 to sht0005: Details of shares transferred from the date of last AGM (27.06.05) to the date of AGM 02.12.06
4. File List of Debentureholders: Complete list of debentureholders of the Company as on date of AGM i.e. December 02, 2006

You are requested to take the same on your records and acknowledge the receipt.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl. : a/a

RECEIVED
2007 APR 23 P 1:12

29/1/07

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN	:	P05764246	Service Request Date : 23-01-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form 20B for the year ending on 31-03-2006	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 20B

[Refer section 159 of the Companies Act, 1956]

Form for filing annual return by a company having a share capital with the Registrar

Note - All fields marked in * are to be mandatorily filled.

*Authorised capital of the company (in Rs.) 8,000,000,000.00

1(a). *Corporate identity number (CIN) of company L23200GJ1969PLC001569 Pre-Fill

(b). Global location number (GLN) of company

2(a). Name of the company INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). *Address of the registered office of the company

Line I P.O. Petrochemicals

Line II District : Vadodara

*City Vadodara

*State Gujarat-GJ

ISO country code IN

*Pin code 391346

(c). Telephone number with STD code 0265-6697000 (d). Fax 0265-6694033

(e). *e-mail ID InvestorRelations.Corpo@ipcl.co.in

(f). Website www.ipcl.co.in

3(a). Existing sub-category of the company INDIAN NON-GOVERNMENT COMPANY

(b). * Whether there is a change in sub-category of the company ○ Yes ⦿ No

(c). If yes, mention the new sub-category of the company (select whichever is applicable)

4. *Whether shares listed on recognised stock exchange ⦿ Yes ○ No

If yes, stock exchange code: A 1025 B

5. *Financial year end date to which the annual general meeting (AGM) relates 31/03/2006 (DD/MM/YYYY)

6. *Whether annual general meeting (AGM) held ⦿ Yes ○ No

(a). If yes, date of AGM 02/12/2006 (DD/MM/YYYY)

(b). *Due date of AGM 26/09/2006 (DD/MM/YYYY)

(c). *Whether any extension for financial year or AGM granted ⦿ Yes ○ No

(d). If yes, due date of AGM after grant of extension 26/12/2006 (DD/MM/YYYY)

I. Capital Structure of the company

7.Authorised share capital break-up

Type of share	*Number of shares	Nominal value (in Rs.)
Equity	400,000,000	4,000,000,000.00
Preference	400,000,000	4,000,000,000.00
Unclassified	0	

Total authorised capital (Rs.) 8,000,000,000.00

8. Issued share capital breakup

Type of share	*Number of shares	Nominal value (in Rs.)
Equity	303,010,937	3,030,109,370.00
Preference	0	

Total issued share capital (Rs.) 3,030,109,370.00

9. Subscribed share capital breakup

Type of share	*Number of shares	Nominal value (in Rs.)
Equity	300,702,798	3,007,027,980.00
Preference	0	

Total subscribed share capital (Rs.) 3,007,027,980.00

10. Paid up share capital breakup

Type of share	*Number of shares	Nominal value (in Rs.)
Equity	300,702,798	3,007,027,980.00
Preference	0	

Total paid up share capital (Rs.) 3,007,027,980.00

11. Debenture breakup

Type of debenture	Number of debentures	Nominal value (in Rs.)
Non convertible	27,360,418	3,439,513,507.00
Partly convertible		
Fully convertible		

Total amount (Rs.) 3,439,513,507.00

II. Indebtness of the company (secured loans including interest outstanding and accrued but not due for payment)

12.* Amount (in Rs. thousands) 4,180,789.31

III. Equity share breakup (percentage of total equity)

S.No.	Category	Percentage
1.	Government [Central and State]	0.35
2.	Government companies	0.00
3.	Public financial companies	9.18
4.	Nationalised or other banks	1.90
5.	Mutual funds	3.56
6.	Venture capital	0.00
7.	Foreign holdings (Foreign institutional investor(s), Foreign companie(s) Foreign financial institution(s), Non-resident indian(s) or Overseas corporate bodies or Others	14.17
8.	Bodies corporate (not mentioned above)	55.14
9.	Directors or relatives of directors	0.01
10.	Other top fifty (50) shareholders (other than listed above)	1.10
11.	Others	14.59
12.	Total	100.00

*Total number of shareholders 501,303

Attachments

1. *Annual return as per schedule V of the Companies Act, 1956 (in case the number of share holders/ debenture holders exceeds 100, then attach details of the top 100 share holders/ debenture holders here; and submit the details of all the share holders/ debenture holders in a CD separately) [Attach]
2. Approval letter for extension of financial year or annual general meeting [Attach]
3. Optional attachment(s) - if any [Attach]

List of attachments

- Approval Extn AGM.pdf
- Top 100 shareholders.pdf
- Annual Return 2005-06.pdf
- List of debentureholders.pdf

[Remove attachment]

Verification

I confirm that all the particulars mentioned above are true as per the attached annual return which is duly prepared as required under section 159 and Schedule V and which is duly signed as required under section 161 of the Act. To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

*Designation: Secretary

Director identification number of the director or membership number of the secretary: 3866

[Modify] [Check Form] [Prescrutiny] [Submit]

This eForm has been taken on file maintained by the registrar of companies through electronic mode and on the basis of statement of correctness given by the filing company

THE COMPANIES ACT (1 OF 1956)

SCHEDULE V – PART II

(See Section 159)

For Indian Petrochemicals Corporation Limited

Company Secretary

ANNUAL RETURN

OF

INDIAN PETROCHEMICALS CORPORATION LIMITED

Company No : 04 - 1569

Made up to : December 2, 2006

Form of Annual Return of A Company Having a Share Capital

ANNUAL RETURN

THE COMPANIES ACT (1 OF 1956)
SCHEDULE V – PART II
(See Section 159)

I. REGISTRATION DETAILS

Registration No. 1 5 6 9 State Code 0 4 (refer Code List 1)

Registration Date 2 2 (Date) 0 3 (Month) 1 9 6 9 (Year)

Whether shares listed on Recognised Stock exchange Y (Y-Yes N-No)

If yes, Stock Exchange Code (totals) (Refer Code List 2) A 1 0 2 5 B 0 0 0 0

AGM Held Y (Y-Yes N-No)

Date of AGM/ 0 2 (Date) 1 2 (Month) 0 6 (Year)

II. NAME AND REGISTERED OFFICE ADDRESS OF COMPANY

Company Name: INDIAN PETROCHEMICALS CORPORATION LIMITED

Address: PO PETROCHEMICALS
DIST. VADODARA

Town / City: VADODARA

State: GUJARAT Pin Code 391346

Telephone with STD: 0265 6697000

Fax Number: 0265 6694033

E-Mail Address: investorRelations.Corpo@ipcil.co.in


Indian Petrochemicals Corporation Limited

III CAPITAL STRUCTURE OF THE COMPANY (AMOUNT IN RS.THOUSANDS)

Authorised Share Capital Breakup

Type of Shares	No. of shares	Nominal Value (in Rs.)
i Equity	400000000	10
ii Preference	400000000	10
Total Authorised Capital	8000000	

Issued Share Capital Breakup

Type of Shares	No. of shares	Nominal Value (in Rs.)
i Equity	303010937	10
ii Preference	NIL	-
Total Issued Capital	3030109	

Subscribed Share Capital Breakup

Type of Shares	No. of shares	Nominal Value (in Rs.)
i Equity	300702798	10
ii Preference	NIL	-
Total subscribed Capital	3007027	

Paid-up Share Capital Breakup

Type of Shares	No. of shares	Amount paid-up (in Rs.)
i Equity	300702798	10
ii Preference	NIL	-
Total paid-up Capital	3007027	


Indian Petrochemicals Corporation Limited

Debenture Breakup : Debentures : Series 'S' - SECURED

	Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible	350	1000000
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-
	Total Amount (Rs. 000)	[2] 350000	

2 As per the terms of offer, the Company originally issued 1,250 - 9.90% non-convertible debentures of the nominal value of Rs. 10 lakhs each aggregating to Rs. 125 crore. Out of this, the Company had during the period June 10, 2004 to March 31, 2005 repurchased 600 debentures. The amount outstanding as on December 02, 2006 under this series is Rs. 35 crore.

Debenture Breakup : Debentures : Series 'T' - SECURED

	Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible	400	1000000
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-
	Total Amount (Rs. 000)	[3] 400000	

3 As per the terms of offer, the Company originally issued 1,250 – 9.60% non-convertible debentures of the nominal value of Rs. 10 lakhs each aggregating to Rs. 125 crore. Out of this, the Company had during the period June 10, 2004 to March 31, 2005 repurchased 350 debentures. The amount outstanding as on December 02, 2006 under this series is Rs. 40 crore.

Debenture Breakup : Debentures : Series 'ZCD-I'

	Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible-ZCD-I	11413510	100
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-
	Total Amount (Rs. 000)	1141351	

Debenture Breakup : Debentures : Series 'ZCD-II'

	Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible-ZCD-II	4942825	100
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-
	Total Amount (Rs. 000)	494282	


Indian Petrochemicals Corporation Limited

Debenture Breakup : Debentures : Series 'ZCD-III'

Type of Debenture		No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible-ZCD-III	1393596	100
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-

Total Amount (Rs. 000) | 139359

Note : As per the scheme of Amalgamation, 13,93,596 debentures of Rs. 100/- each have been issued. As per the terms of issue of debentures the debentures were redeemable in three equal annual installments commencing from March 31, 2006. Accordingly, Rs. 33.3333 per Debenture has been redeemed towards the first installment and Rs. 66.6666 per debenture aggregating to Rs. 9,29,06,307/- is outstanding as on December 02, 2006.

Debenture Breakup : Debentures : Series 'ZCD-IV'

Type of Debenture		No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible-ZCD-IV	5100000	100
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-

Total Amount (Rs. 000) | 510000

Debenture Breakup : Debentures : Series 'ZCD-V'

Type of Debenture		No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible-ZCD-V	1439737	100
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-

Total Amount (Rs. 000) | 143973

Debenture Breakup : Debentures : Series 'ZCD-VI'

Type of Debenture		No. of Debentures	Nominal Value (in Rs.)
i	Non-Convertible-ZCD-VI	3070000	0000100
ii	Partly Convertible	-	-
iii	Fully Convertible	-	-

Total Amount (Rs. 000) | 307000



IV DIRECTORS/MANAGERS/SECRETARY INFORMATION (PAST AND PRESENT)
(Name & Other Particulars) (Refer Clause 6 of Part I of Schedule V)

1. Name | A | M | B | A | N | I | | D | H | I | R | U | B | H | A | I | | M | U | K | E | S | H |
Surname Middle Name First Name

Nationality | I | I-Indian
F-Foreign

Date of Birth | 1 | 9 | | 0 | 4 | | 5 | 7 |
Date Month Year

Designation | C | C – Chairman
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment | 0 | 4 | | 0 | 6 | | 0 | 2 |
Date Month Year

Date of Ceasing | - | - | | - | - | | - | - |
Date Month Year

Election Commission Identity Card No. | M | T | / | 0 | 4 | / | 0 | 1 | 9 | / | 0 | 3 | 3 | 7 | 7 | 5 | | | |

---

2. Name | M | E | S | W | A | N | I | | | R | A | S | I | K | L | A | L | | | N | I | K | H | I | L | |
Surname Middle Name First Name

Nationality | I | I-Indian
F-Foreign

Date of Birth | 1 | 3 | | 0 | 2 | | 6 | 6 |
Date Month Year

Designation | D | C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment | 0 | 4 | | 0 | 6 | | 0 | 2 |
Date Month Year

Date of Ceasing | - | - | | - | - | | - | - |
Date Month Year

Election Commission Identity Card No. | M | T | / | 0 | 4 | / | 0 | 2 | 4 | / | 1 | 8 | 3 | 7 | 1 | 2 | | | |

---

3. Name | J | A | I | N | | | | | J | A | I | K | U | M | A | R | | | A | N | A | N | D | |
Surname Middle Name First Name

Nationality | I | I-Indian
F-Foreign

Date of Birth | 1 | 4 | | 0 | 1 | | 5 | 7 |
Date Month Year

Designation | D | C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment | 0 | 4 | | 0 | 6 | | 0 | 2 |
Date Month Year

Date of Ceasing | - | - | | - | - | | - | - |
Date Month Year

Election Commission Identity Card No. | N | . | A | . | | | | | | | | | | | | | | |


Indian Petrochemicals Corporation Limited

IV. DIRECTOR/MANAGER/SECRETARY INFORMATION (CONTD.) (ADDRESSES)

1. Address	SEA WIND
	39, CUFFE PARADE, COLABA
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400005

2. Address	242, RAMBHA APARTMENT
	66, NAPEAN SEA ROAD
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400006

3. Address	82 MAKER CHAMBERS-III
	NARIMAN POINT
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400021


Indian Petrochemicals Corporation Limited

4. Name N A N A V A T Y P A N T I L A L K A M A L

Surname	Middle Name	First Name
NANAVATY	PANTILAL	KAMAL

Nationality: I (I-Indian, F-Foreign)

Date of Birth: 22 (Date) 11 (Month) 45 (Year)

Designation: D
C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year)

Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N.A.

---

5. Name

Surname	Middle Name	First Name
ANAND		SANDESHKUMAR

Nationality: I (I-Indian, F-Foreign)

Date of Birth: 10 (Date) 12 (Month) 42 (Year)

Designation: W
C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 04 (Date) 06 (Month) 02 (Year)

Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N.A.

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6. Name

Surname	Middle Name	First Name
SANDHU	S	GURDIAL

Nationality: I (I-Indian, F-Foreign)

Date of Birth: 11 (Date) 09 (Month) 55 (Year)

Designation: D
C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 13 (Date) 10 (Month) 03 (Year)

Date of Ceasing: 25 (Date) 10 (Month) 05 (Year)

Election Commission Identity Card No.: N.A.



4. Address	61, RADHEYA, PLOT NO-359
	14TH ROAD, KHAR(WEST)
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400052

---

5. Address	A-17, CHANAKYAPURI
	NEW SAMA ROAD
Town / City	VADODARA
District	VADODARA
State	GUJARAT
Pin Code	390008

---

6. Address	C\O. DEPARTMENT OF CHEMICALS AND PETROCHEMICALS
	340C, A WING, SHASHTRI BHAVAN
Town / City	NEW DELHI
District	
State	NEW DELHI
Pin Code	110011


Petrochemicals Corporation Limited

7. Name | S | I | N | G | H | | | | | | I | N | D | E | R | | | | R | A | M | E | S | H |

Surname — Middle Name — First Name

Nationality [I] I-Indian, F-Foreign — Date of Birth [0 9] Date [0 9] Month [4 9] Year

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [0 9] Date [1 2] Month [0 2] Year — Date of Ceasing [2 5] Date [1 0] Month [0 5] Year

Election Commission Identity Card No. [N . A .]

---

8. Name | L | O | D | H | A | | | | | S | I | N | G | H | | | | R | A | J | E | N | D | R | A |

Surname — Middle Name — First Name

Nationality [I] I-Indian, F-Foreign — Date of Birth [0 6] Date [0 9] Month [4 2] Year

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [0 4] Date [0 6] Month [0 2] Year. — Date of Ceasing [- -] Date [- -] Month [- -] Year

Election Commission Identity Card No. [N . A .]

---

9. Name | H | A | R | I | B | H | A | K | T | I | | V | I | S | H | N | U | B | H | A | I | | S | H | A | I | L | E | S | H |

Surname — Middle Name — First Name

Nationality [I] I-Indian, F-Foreign — Date of Birth [1 2] Date [0 3] Month [5 6] Year

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment [0 4] Date [0 6] Month [0 2] Year — Date of Ceasing [- -] Date [- -] Month [- -] Year

Election Commission Identity Card No. [N . A .]



7. Address	C\O. DEPARTMENT OF CHEMICALS AND PETROCHEMICALS
	340C, A WING, SHASHTRI BHAVAN
Town / City	NEW DELHI
District	
State	NEW DELHI
Pin Code	110011

8. Address	8, NATIONAL TOWER
	13, LOUDON STREET
Town / City	KOLKATA
District	
State	WEST BENGAL
Pin Code	700017

9. Address	FLAT NO. 228 'B' WING
	22nd & 23rd FLOOR
	KALPATARU HABITAT
	Dr. S S RAO ROAD PAREL
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400012



10. Name B H A S I N   L A L I T

Surname | Middle Name | First Name

Nationality [I] I-Indian, F-Foreign — Date of Birth 19 (Date) 01 (Month) 39 (Year)

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment 04 (Date) 06 (Month) 02 (Year) — Date of Ceasing - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No. D L / 0 2 / 0 0 8 / 2 4 6 1 7 5

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11. Name J U N N A R K A R   H E M E N R A   S A N D E E P

Surname | Middle Name | First Name

Nationality [I] I-Indian, F-Foreign — Date of Birth 02 (Date) 07 (Month) 51 (Year)

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment 04 (Date) 06 (Month) 02 (Year) — Date of Ceasing - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No. N . A .

---

12. Name B H A R D W A J   S H I V K U M A R

Surname | Middle Name | First Name

Nationality [I] I-Indian, F-Foreign — Date of Birth 02 (Date) 10 (Month) 44 (Year)

Designation [D] C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment 19 (Date) 01 (Month) 06 (Year) — Date of Ceasing - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No. N . A .



10. Address | 10, HAILEY ROAD, 10TH, FLOOR
DAKSHINESHWAR BLDG.

Town / City | NEW DELHI

District |

State | NEW DELHI

Pin Code | 110001

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11. Address | 1702, WALLACE APARTMENTS-I
1, NAUSHIR, BHARUCHA MARG

Town / City | MUMBAI

District |

State | MAHARASHTRA

Pin Code | 400007

---

12. Address | 142 /143 MAKER TOWER J
CUFFE PARADE

Town / City | MUMBAI

District |

State | MAHARASHTRA

Pin Code | 400005


Indian Petrochemicals Corporation Limited

Name	R	A	O		L	A	K	S	H	M	A	N	A		S	H	A	S	H	I	K	A	L	A

Surname — Middle Name — First Name

Nationality: I (I-Indian, F-Foreign)

Date of Birth: 24 (Date) 09 (Month) 64 (Year)

Designation: S
C – Chairman cum Managing Director
W – Whole time Director, S – Secretary, R – Manager
D – Director, M – Managing Director

Date of Appointment: 28 (Date) 01 (Month) 04 (Year)

Date of Ceasing: - - (Date) - - (Month) - - (Year)

Election Commission Identity Card No.: N . A .


Indian Petrochemicals Corporation Limited

Address	D-1003 LAKE FLORENCE PHASE-I LAKE HOMES D WING EKTA SUPRIMA HOUSING OFF ADI SHANKARACHARYA MARG POWAI VIHAR POWAI
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400076


Indian Petrochemicals Corporation Limited

V. DETAILS OF SHARES / DEBENTURES HELD AT DATE OF AGM

Details of Shares / Debentures as at December 2, 2006 as per CD submitted separately.

Ledger Folio of share / debenture Holder

Share/Debenture Holder's Name — Surname, Middle Name, First Name

Father's / Husband's Name

Type of shares / Debenture — 1- Equity, 2- Preference Shares 3- Debentures, 4- Stock

Number of shares/debentures Held/Stock, if any — Amount per share (in Rs.)

Ledger Folio of share / debenture Holder

Share/Debenture Holder's Name — Surname, Middle Name, First Name

Father's / Husband's Name

Type of shares / Debenture — 1- Equity, 2- Preference Shares 3- Debentures, 4- Stock

Number of shares/debentures Held/Stock, if any — Amount per share (in Rs.)

Ledger Folio of share / debenture Holder

Share/Debenture Holder's Name — Surname, Middle Name, First Name

Father's / Husband's Name

Type of shares / Debenture — 1- Equity, 2- Preference Shares 3- Debentures, 4- Stock

Number of shares/debentures Held/Stock, if any — Amount per share (in Rs.)


Indian Petrochemicals Corporation Limited

V. DETAILS OF SHARES/DEBENTURES HELD AT DATE OF AGM (Contd.)

Address

Town / City

District

State

Pin Code

Address

Town / City

District

State

Pin Code

Address

Town / City

District

Pin Code


Indian Petrochemicals Corporation Limited

VI. DETAILS OF SHARES/DEBENTURES TRANSFERS SINCE DATE OF LAST AGM (As per CD submitted separately)

Date of Previous AGM

Date	Month	Year
2 7	0 6	0 5

Details of Shares / Debentures transfers up to December 2, 2006 are contained in CD enclosed herewith

Date of Registration of Transfer of shares — Date / Month / Year

Type of Transfer — 1 – Equity, 2 – Preference Shares 3 – Debentures, 4 – Stock

Number of shares Debentures transferred — Amount per shares (in Rs.)

Ledger Folio of Transferor

Transferor's Name

Ledge Folio of Transferee

Transferee's Name

Date of Registration of Transfer of shares

Type of Transfer — 1 – Equity, 2 – Preference Shares 3 – Debentures, 4 – Stock

Number of shares Debentures transferred — Amount per shares (in Rs.)

Ledger Folio of Transferor

Transferor's Name

Ledger Folio of Transferee

Transferee's Name


Indian Petrochemicals Corporation Limited

VII. INDEBTEDNESS OF THE COMPANY (Amount in Rs. Thousands)
(Secured Loans including interest outstanding / accrued but not due for payment)

Amount (Rs. 000) | | | 4 | 1 | 8 | 0 | 7 | 8 | 9 |

VIII. EQUITY SHARE CAPITAL BREAKUP (Percentage of Total Equity)

Govt. (Central & State)	Promoters	Public Financial Inst.	Nationalised/Other Bank
00.35	46.64	09.18	01.90
Mutual Funds	**Venture Capital**	**Foreign Holdings FII/FC/FFI/NRI/OCB**	**Bodies Corporate (Not mentioned above)**
03.56	NIL	14.17	03.50
Directors/Relatives of Directors		**Other top 50 shares holders (other than those mentioned above)**	
00.01		01.10	

We certify that:

(a) the return states the facts as they stood on the date of the annual general meeting aforesaid, correctly and completely;

(b) since the date of the last annual return the transfer of all shares and debentures the issue of all further certificates of shares and debentures have been appropriately recorded in the books maintained for the purpose;

(c) the whole of the amount of dividend remaining unpaid or unclaimed for a period of seven years from the date of transfer to the special account has been transferred to the Investors' Education & Protection Fund of the Central Government as required under sub-section 5 of Section 205A.

(d) The company has not, since the date of the annual general meeting with reference to which the last return was submitted, or in the case of a first return, since the date of the incorporation of the company, issued any invitation of the public to subscribe for any shares or debentures of the company. **Not Applicable**

(e) Where the annual return discloses the fact that the number of members of the company exceeds fifty, the excess consists wholly of persons who under sub-clause (1) section 3 are not to be included in the reckoning the number of fifty; **Not Applicable.**


Indian Petrochemicals Corporation Limited

(f) Since the date of annual general meeting with reference to which the first return was submitted or in the case of a first return since the date of the incorporation of the private company, no public company or deemed public company has or have held twenty-five percent, or more of its paid-up share capital; **Not Applicable.**

(g) The company did not have average turnover of Rs.Ten Crores or more during relevant period; **Not Applicable.**

(h) Since the date of the annual general meeting with reference to which last return was submitted or since the date of incorporation of the company, if it is first return, the company did not hold twenty-five percent or more of the paid-up share capital of one or more public companies; **Not Applicable;** and

(i) The private company did not accept or renew or invite deposits from public. **Not Applicable.**

For Indian Petrochemicals Corporation Limited

Whole-time Director: ____________________
(S K Anand)

For Indian Petrochemicals Corporation Limited

~~Director/Managing Director/Manager/~~Secretary: ____________________
(Shashikala Rao)
Company Secretary

For M.H. TRIVEDI & ASSOCIATES :

Secretary in whole time practice: ____________________
(M H Trivedi)
CP No: 287

Note: Certificates to be given by a Director and Manager / Secretary or by two Directors where there is no manager or secretary. In the case of a company whose shares are listed on a recognised stock exchange, the certificates shall also be signed by a secretary in whole time practice.

Clauses (d) to (i) above are assumed to be applicable to Private Limited Companies' return and hence they are not applicable to I.P.C.L.

INDIAN PETROCHEMICALS CORPORATION LIMITED
Bonds Holding List of "S" Series as on AGM

Sl. No	Ref-No	DP-Id	Name / Address		Holding
1	10600122	IN300011	The Bank of Rajasthan Ltd	Occ : Banks	50
			Treasury Branch, Jiwan Jyot, 3rd Floor 18/20 C P Street Fort Mumbai	Bonds Rs.10 00 000/- Pin : 400 001	
2	11182569	IN300126	HDFC Trustee Company Ltd HDFC MF Monthly Income Plan Short Term Plan	Occ : Mutual Fund	150
			HDFC Bank Ltd Custody Services Trade World A Wing Ground Flr Kamla Mills Comp, Senapati Bapat Rd Lower Parel West Mumbai	Bonds Rs.10 00 000/- Pin : 400 013	
3	10488829	IN300812	UTI - Mahila Unit Scheme	Occ : Mutual Fund	50
			UTI AMC Pvt. Ltd UTI Tower Gn Block Bandra Kurla Complex Bandra (East) Mumbai	Bonds Rs.10 00 000/- Pin : 400 051	
4	10489362	IN300812	Administrator of The Specified Undertaking of The Unit Trust of India - Unit Scheme 1964	Occ : FI's	50
			UTI AMC Pvt. Ltd UTI Tower Gn Block Bandra Kurla Complex Bandra (East) Mumbai	Bonds Rs.10 00 000/- Pin : 400 051	
5	10491646	IN300812	UTI - Monthly Income Scheme	Occ : Mutual Fund	50
			UTI Mutual Fund UTI Asset. Management Co.Pvt.Ltd UTI Tower Gn Block Bandra Kurla Complex Bandra (E) Mumbai	Bonds Rs.10 00 000/- Pin : 400 051	
Total					**350**

INDIAN PETROCHEMICALS CORPORATION LIMITED
Bonds Holding List of "T" Series as on AGM

Sl. No	Ref-No	Dp Id	Name / Address		Holding
1	10011207	IN300054	Templeton India Short - Term Income Plan	Occ : Mutual Fund	50
			Citi Bank NA, Custody Services 77 Ramnord House Dr A.B. Road, Worli Mumbai	Bonds Rs.10 00 000/- Pin : 400 018	
2	10011692	IN300054	Principal Trustee Company Pvt Ltd A/c Principal Mutual Fund - Principal Floating Rate Fund - Flexible Maturity Plan (FMP)	Occ : Mutual Fund	20
			Citi Bank N.A., Custody Services 77 Ramnord House, Dr. A.B. Road, Worli Mumbai	Bonds Rs.10 00 000/- Pin : 400 018	
3	11179789	IN300126	HDFC Standard Life Insurance Company Limited	Occ : Corporates	100
			C/o HDFC Bank Ltd., Custody Services Trade World, A-Wing Ground Floor, Kamala Mills Comp S B Marg, Lower Parel, Mumbai	Bonds Rs.10 00 000/- Pin : 400 013	
4	10007299	IN300167	ICICI Prudential Life Insurance Company Ltd	Occ :Corporates	50
			Deutsche Bank AG DB House, Hazarimal Somani Marg Next to Sterling Theatre, Fort P.O.Box No. 1142 Mumbai	Bonds Rs.10 00 000/- Pin : 400 001	
5	10805950	IN300484	The Kangra Central Co-Op Bank Ltd	Occ : Banks	30
			Head Office Dharmsala Distt Kangra H P	Bonds Rs.10 00 000/- Pin : 176 215	
6	10488909	IN300812	UTI - Retirement Benefit Plan	Occ : Mutual Fund	100
			UTI AMC Pvt. Ltd UTI Tower, Gn Block Bandra Kurla Complex Bandra (East) Mumbai	Bonds Rs.10 00 000/- Pin : 400 051	
7	30011176	IN301524	Sundaram BNP Paribas Mutual Fund A/c Sundaram BNP Paribas Income Plus	Occ : Mutual Fund	50

INDIAN PETROCHEMICALS CORPORATION LIMITED

Bonds Holding List of "T" Series as on AGM

Sl. No	Ref-No	Dp Id	Name / Address		Holding
			C/o Standard Chartered Bank Securities Services, 23-25 M.G.Road, Fort, Mumbai	Bonds Rs.10 00 000/- Pin : 400 001	
Total					400

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - I as on AGM

Sl.No.	Ref - No	Name / Address		Holding
1	ZCD-I-001	Deutsche Bank AG	Occ : Banks	94 930
		Tolstoy House, Tolstoy Marg New Delhi	Debenture Rs. 100/- Pin - 110 001	
2	ZCD-I-002	State Bank of Bikaner and Jaipur	Occ : Banks	76 844
		New Delhi House, 1st Floor Barakhamba Road New Delhi	Debenture Rs. 100/- Pin - 110 001	
3	ZCD-I-003	IFCI Limited	Occ : FI's	6 13 443
		IFCI Tower, 61, Nehru Place New Delhi	Debenture Rs. 100/- Pin - 110 019	
4	ZCD-I-004	Army Group Insurance Fund	Occ : Corporates	51 712
		AGI Bhavan, Rao Tularam Marg Vasant Vihar, New Delhi	Debenture Rs. 100/- Pin - 110 057	
5	ZCD-I-005	Citibank N A	Occ : Banks	74 151
		Jeevan Vihar Building 3, Parliament Street New Delhi	Debenture Rs. 100/- Pin - 110 001	
6	ZCD-I-006	Industrial Development Bank of India	Occ : Banks	9 57 610
		Indian Red Cross Building 1, Red Cross Road New Delhi	Debenture Rs. 100/- Pin - 110 001	
7	ZCD-I-007	State Bank of Hyderabad	Occ : Banks	99 950
		Surya Kiran, 19, K G Marg New Delhi	Debenture Rs. 100/- Pin - 110 001	
8	ZCD-I-008	Appollo Trusteeship Private Ltd	Occ : Corporates	3 03 081
		2nd Floor, Chitrakoot Shree Ram Mills Compound Worli, Mumbai	Debenture Rs. 100/- Pin - 400 013	
9	ZCD-I-009	Akashdeep Holdings & Trading Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
10	ZCD-I-010	Alpha Merchandise Pvt. Ltd.	Occ : Corporates	100

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - I as on AGM

Sl.No.	Ref - No	Name / Address		Holding
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
11	ZCD-I-011	Bluechip Merchant Bankers Pvt. Ltd	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
12	ZCD-I-012	Jeevan Merchandise Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
13	ZCD-I-013	Sparkle Merchandise Pvt. Ltd	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
14	ZCD-I-014	Swadee Chemicals Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
15	ZCD-I-015	Rajvikram Investments Pvt. Ltd	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
16	ZCD-I-016	Chinar Advertising & Marketing Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
17	ZCD-I-017	Relog Distribution Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
18	ZCD-I-018	Reliance Warehousing Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
19	ZCD-I-019	Nirnay Tradecom Pvt. Ltd.	Occ : Corporates	100

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - I as on AGM

Sl.No.	Ref - No	Name / Address		Holding
		1203 -.06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
20	ZCD-I-020	Xenon Commercial Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
21	ZCD-I-021	Venus Merchandise Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
22	ZCD-I-022	Sushobhit Traders Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
23	ZCD-I-023	Paramount Merchant Bankers Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
24	ZCD-I-024	Oasis Mercantile Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
25	ZCD-I-025	Namrata Detergents Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
26	ZCD-I-026	Nirali Trading Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
27	ZCD-I-027	Monica Texturising Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
28	ZCD-I-028	Mikantra Trading Pvt. Ltd.	Occ : Corporates	100

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - I as on AGM

Sl.No.	Ref - No	Name / Address		Holding
		1203 - 06. Arcadia 195, Backbay Reclamation Nariman Point. Mumbai	Debenture Rs. 100/- Pin - 400 021	
29	ZCD-I-029	Mercury Mercantile Pvt. Ltd.	Occ : Corporates	100
		1203 - 06. Arcadia 195, Backbay Reclamation Nariman Point. Mumbai	Debenture Rs. 100/- Pin - 400 021	
30	IN300095 - 10108106	Infra Leas Fin Ser Ltd	Occ : Corporates	27 00 000
		IL and FS Financial Centre Bandra Kurla Complex Bandra (East), Mumbai	Debenture Rs. 100/- Pin - 400 051	
31	IN300100 - 12118344	Standard Chartered Bank	Occ : Banks	93 169
		Suresh G Nair / Ashima Tandon Credit Risk Control Standard Chartered Bank H2 Connaught Circus New Delhi	Debenture Rs. 100/- Pin - 110 001	
32	IN300126 - 10003955	Housing Development Finance Corporation Limited	Occ : Corporates	4 31 617
		HDFC Bank Ltd - Custody Services Tradeworld A Wing Gr Floor Kamala Mills Compound S B Road Lower Parel, Mumbai	Debenture Rs. 100/- Pin - 400 013	
33	IN300167 - 10006747	Punjab National Bank	Occ : Banks	11 59 416
		Deutsche Bank AG DB House,Hazarimal Somani Marg, Next to Sterling Theatre, P.O.Box No. 1142, Fort, Mumbai	Debenture Rs. 100/- Pin - 400 001	
34	IN300319 - 10010696	Appollo Exim Private Limited	Occ : Corporates	17 89 665
		C/o Jamnagar Infrastructure Enterprises, Shree Ram Mills Compound G K Marg, Worli Mumbai	Debenture Rs. 100/- Pin - 400 013	
35	IN300351 - 10000004	State Bank of India	Occ : Banks	6 65 000

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - I as on AGM

Sl.No.	Ref - No	Name / Address		Holding
		Securities Services Branch 2nd Floor, Mumbai Main Branch Mumbai Samachar Marg Mumbai	Debenture Rs. 100/- Pin - 400 023	
36	IN300351 - 10001648	State Bank of Travancore	Occ : Banks	24 644
		Integrated Treasury 6th Floor, SBI L.H.O. Building Bandra Kurla Complex, G Block Bandra East, Mumbai	Debenture Rs. 100/- Pin - 400 051	
37	IN300351 - 10007186	State Bank of Patiala	Occ : Banks	1 12 910
		7th Floor, S.B.I., L.H.O Bldg., Plot - C./6, G - Block Bandra Kurla Complex, Bandra East Mumbai	Debenture Rs. 100/- Pin - 400 051	
38	IN300812 - 10000012	Life Insurance Corporation of India	Occ : FI 's	1 00 503
		Yogak Shema, Jeevan Bima Marg Mumbai	Debenture Rs. 100/- Pin - 400 021	
39	IN300812 - 10005065	Punjab and Sind Bank	Occ : Banks	1 32 970
		H.O. Funds Management Dept 1st Floor, 'Bank House' 21, Rajendra Palace New Delhi	Debenture Rs. 100/- Pin - 110 008	
40	IN300812 - 10488845	UTI-Unit Linked Insurance Plan	Occ : Mutual Funds	1 88 894
		UTI AMC Pvt. Ltd. UTI Tower, Gn Block Bandra Kurla Complex, Bandra (East), Mumbai	Debenture Rs. 100/- Pin - 400 051	
41	IN300853 - 10000004	Allahabad Bank	Occ : Banks	10 54 993
		Securities Department Calcutta Main Branch 14, India Exchange Place Calcutta	Debenture Rs. 100/- Pin - 700 001	
42	IN301348 - 20003139	ICICI Bank Ltd	Occ : Banks	6 85 908
		C/o ICICI Bank, SMS Empire House 1st Floor, 414, Senapati Bapat Marg Lower Parel, Mumbai	Debenture Rs. 100/- Pin - 400 013	
		Total		**1 14 13 510**

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - II as on AGM

Sl.No.	Ref - No	Name / Address		Holding
1	ZCD-II-001	Industrial Development Bank of India	Occ : Banks	5 00 000
		IDBI Tower, WTC Complex, Cuffe Parade, Mumbai	Debenture Rs. 100/- Pin - 400 005	
2	ZCD-II-002	IFCI Limited	Occ : FI's	5 41 253
		8th Floor, Taramandal 5-9-13, Saifabad, Hyderabad	Debenture Rs. 100/- Pin - 500 004	
3	ZCD-II-003	Unit Trust of India	Occ : FI's	2 62 114
		Suraksha, 170 J Tata Road, Churchgate, Mumbai	Debenture Rs. 100/- Pin - 400 020	
4	ZCD-II-004	Industrial Development Bank of India Limited	Occ : FI's	15 37 192
		WTC Tower, 9th Floor, Cuffe Parade, Mumbai	Debenture Rs. 100/- Pin - 400 005	
5	ZCD-II-005	ICICI Bank Limited	Occ : Banks	2 41 766
		4th Floor, ICICI Bank Tower, Bandra Kurla Complex, Mumbai	Debenture Rs. 100/- Pin - 400 051	
6	ZCD-II-007	Life Insurance Corporation of India	Occ : FI's	46 167
		Jeevan Bima Marg, Mumbai	Debenture Rs. 100/- Pin - 400 021	
7	ZCD-II-008	Industrial Development Bank of India	Occ : FI's	15 33 333
		IDBI Tower, WTC Complex, Cuffe Parade, Mumbai	Debenture Rs. 100/- Pin - 400 005	
8	ZCD-II-009	Life Insurance Corporation of India	Occ : FI's	24 000

Sl No	Ref. No	Name / Address		Holding
		Yogakshema, Jeevan Bima Marg, Mumbai	Debenture Rs. 100/- Pin - 400 021	
9	IN300159 - 10018254	Industrial Investment Bank of India Limited	Occ : FI's	90 333
		19, Netaji Subhas Road Calutta	Debenture Rs. 100/- Pin - 700 001	
10	IN301348 - 20003139	ICICI Bank Limited	Occ : Banks	1 66 667
		C/o. ICICI Bank, SMS Empire House, 1st Floor 414, Senapati Bapat Marg Lower Parel, Mumbai	Debenture Rs. 100/- Pin - 400 013	
Total				**49 42 825**

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - III as on AGM

Sl.No.	Ref - No	Name / Address		Holding
1	ZCD-III-001	IFCI Limited	Occ : FI's	1 68 949
		8th Floor, Taramandal 5-9-13, Saifabad, Hyderabad	Debenture Face Value Rs.100 /- (Paid up Rs.66.6666/-) Pin - 500 004	
2	ZCD-III-002	Unit Trust of India	Occ : Mutual Fund	69 531
		Suraksha, 170 J Tata Road, Churchgate, Mumbai	Debenture Face Value Rs.100 /- (Paid up Rs.66.6666/-) Pin - 400 020	
3	ZCD-III-003	Industrial Development Bank of India Limited	Occ : FI's	10 03 229
		WTC Tower, 9th Floor, Cuffe Parade, Mumbai	Debenture Face Value Rs.100 /- (Paid up Rs.66.6666/-) Pin - 400 005	
4	ZCD-III-004	ICICI Bank Limited	Occ : Banks	1 07 303
		4th Floor, ICICI Bank Tower, Bandra Kurla Complex, Mumbai	Debenture Face Value Rs.100 /- (Paid up Rs.66.6666/-) Pin - 400 051	
5	ZCD-III-006	Life Insurance Corporation of India	Occ : FI's	18 872
		Jeevan Bima Marg, Mumbai	Debenture Face Value Rs.100 /- (Paid up Rs.66.6666/-) Pin - 400 021	
6	IN300159 - 10018254	Industrial Investment Bank of India Limited	Occ : FI's	25 712
		19, Netaji Subhas Road Calcutta	Debenture Face Value Rs.100 /- (Paid up Rs.66.6666/-) Pin - 700 001	
		Total		**13 93 596**

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - IV as on AGM

Sl.No.	Ref - No	Name / Address		Holding
1	ZCD-IV-001	IFCI Limited	Occ : FI's	3 68 531
		IFCI Tower, 61 Nehru Place New Delhi	Debenture Rs. 100/- Pin - 110 019	
2	ZCD-IV-002	Akashdeep Holdings & Trading Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
3	ZCD-IV-003	Alpha Merchandise Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
4	ZCD-IV-004	Bluechip Merchant Bankers Pvt. Ltd	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
5	ZCD-IV-005	Jeevan Merchandise Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
6	ZCD-IV-006	Mercury Mercantile Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
7	ZCD-IV-007	Mikantra Trading Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
8	ZCD-IV-008	Monica Texturising Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - IV as on AGM

Sl.No.	Ref - No	Name / Address		Holding
9	ZCD-IV-009	Nirali Trading Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
10	ZCD-IV-010	Namrata Detergents Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
11	ZCD-IV-011	Oasis Mercantile Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
12	ZCD-IV-012	Paramount Merchant Bankers Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
13	ZCD-IV-013	Sparkle Merchandise Pvt. Ltd	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
14	ZCD-IV-014	Sushobhit Traders Pvt. Ltd.	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
15	ZCD-IV-015	Appollo Trusteeship Private Limited	Occ : Corporates	200
		2nd Floor, Chitrakoot Shree Ram Mills Compound Worli, Mumbai	Debenture Rs. 100/- Pin - 400 013	
16	ZCD-IV-016	Western India Capital Market (P) Ltd.	Occ : Corporates	1 11 000
		22/2, Sindhi Commercial Market Kalupur, Ahmedabad	Debenture Rs. 100/- Pin - 380 009	

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - IV as on AGM

Sl.No.	Ref - No	Name / Address		Holding
17	ZCD-IV-017	Indraprastha Credit & Portfolio (P) Ltd.	Occ : Corporates	30 000
		24, 4834 Room No. 504 & 505 Ansari Road, Daryaganj New Delhi	Debenture Rs. 100/- Pin - 110 002	
18	ZCD-IV-018	Everlast Portfolio & Credit (P) Ltd.	Occ : Corporates	34 738
		24, 4834 Room No. 504 & 505 Ansari Road, Daryaganj New Delhi	Debenture Rs. 100/- Pin - 110 002	
19	IN300191 - 10000057	Industrial Development Bank of India Limited	Occ : FI's	20 81 434
		13th Floor, Investment and SMOD IDBI Towers, Cuffe Parade, Mumbai	Debenture Rs. 100/- Pin - 400 005	
20	IN300319 - 10010696	Appollo Exim Private Limited	Occ : Corporates	5 80 520
		C/o Jamnagar Infrastructure Enterprises, Shree Ram Mills Compound, G K Marg, Worli, Mumbai	Debenture Rs. 100/- Pin - 400 013	
21	IN300351 - 10000004	State Bank of India	Occ : Banks	5 65 048
		Securities Services Branch, 2nd Flr, Mumbai Main Branch, Mumbai Samachar Marg Mumbai	Debenture Rs. 100/- Pin - 400 023	
22	IN300749 - 10000012	Bank of India	Occ : Banks	1 43 353
		Treasury Branch, Head Office, Star House 7th Floor, C-5, G Block Bandra Kurla Complex, Bandra East Mumbai	Debenture Rs. 100/- Pin - 400 051	
23	IN300812 - 10000012	Life Insurance Corporation of India	Occ : FI's	26 576
		Yogak Shema , Jeevan Bima, Marg, Mumbai	Debenture Rs. 100/- Pin - 400 021	

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - IV as on AGM

Sl.No.	Ref - No	Name / Address		Holding
24	IN300812 - 10000029	General Insurance Corporation of India	Occ : FI's	2 093
		Suraksha., 1 7 0, J. T A T A Road,, Church Gate, Mumbai	Debenture Rs. 100/- Pin - 400 020	
25	IN300812 - 10000502	National Insurance Company Ltd	Occ : FI's	2 354
		Inv Dept, Everest House, 4th Floor, 46 C, J. N. Road, Cal Cutta	Debenture Rs. 100/- Pin - 700 071	
26	IN300812 - 10000560	The Oriental Insurance Company Limited	Occ : FI's	2 093
		The Oriental Insurance Co. Ltd. Oriental House, P B 7037 A-25/27, Asaf Ali Road New Delhi	Debenture Rs. 100/- Pin - 110 002	
27	IN300870 - 10101128	Bank of Baroda	Occ : Banks	17 759
		Specialised Integrated Treasury Branch Kalpataru Heritage Building 6th Floor, Nanik Motwane Marg Mumbai	Debenture Rs. 100/- Pin - 400 023	
28	IN301348 - 20003139	ICICI Bank Ltd	Occ : Banks	11 33 001
		C/o ICICI Bank, SMS Empire House 1st Floor, 414, Senapati Bapat Marg Lower Parel, Mumbai	Debenture Rs. 100/- Pin - 400 013	
		Total		**51 00 000**

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - V as on AGM

Sl.No.	Ref - No	Name / Address	Address	Holding
1	ZCD-V-001	Sundaram Finance Limited	Occ : Corporates	93 131
		21, Patullos Road, Chennai	Debenture Rs. 100/- Pin - 600 002	
2	ZCD-V-002	Industrial Development Bank of India Limited	Occ : FI's	1 66 266
		IDBI Towers, WTC Complex, Cuffe Parade, Mumbai	Debenture Rs. 100/- Pin - 400 005	
3	ZCD-V-003	Allahabad Bank	Occ : Banks	21 000
		37, Bombay Samachar Marg, Fort, Mumbai	Debenture Rs. 100/- Pin - 400 023	
4	ZCD-V-004	Indian Bank A/c Indian Bank Mutual Fund	Occ : Mutual Fund	38 414
		1st Floor, D G Chambers, 100/104, Nanak Motwani Marg, Fort, Mumbai	Debenture Rs. 100/- Pin - 400 023	
5	ZCD-V-005	Sundaram Finance Limited	Occ : Corporates	15 765
		21, Patullos Road, Chennai	Debenture Rs. 100/- Pin - 600 002	
6	ZCD-V-006	Jeevan Merchandise Private Limited	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
7	ZCD-V-007	Akashdeep Holdings & Trading Private Limited	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
8	ZCD-V-008	Nirali Trading Private Limited	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
9	ZCD-V-009	Oasis Mercantile Private Limited	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - V as on AGM

Sl.No.	Ref - No	Name / Address	Address	Holding
10	ZCD-V-010	Mikantra Trading Private Limited	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
11	ZCD-V-011	Monica Texturising Private Limited	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
12	ZCD-V-012	Namrata Detergents Private Limited	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
13	ZCD-V-013	Bluechip Merchant Bankers Private Limited	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
14	ZCD-V-014	Mercury Mercantile Private Limited	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
15	ZCD-V-015	Alpha Merchandise Private Limited	Occ : Corporates	100
		1203 - 06, Arcadia 195, Backbay Reclamation Nariman Point, Mumbai	Debenture Rs. 100/- Pin - 400 021	
16	ZCD-V-016	Appollo Trusteeship Private Ltd	Occ : Corporates	500
		2nd Floor, Chitrakoot Shree Ram Mills Compound Worli, Mumbai	Debenture Rs. 100/- Pin - 400 013	
17	IN300167 - 10006747	Punjab National Bank	Occ : Banks	2 20 020
		Deutsche Bank AG DB House, Hazarimal Somani Marg, Next to Sterling Theatre, P.O.Box No. 1142, Fort, Mumbai	Debenture Rs. 100/- Pin - 400 001	
18	IN300319 - 10010696	Appollo Exim Private Limited	Occ : Corporates	32 531

Sl.No.	Ref - No	Name / Address	Address	Holding
		C/o Jamnagar Infrastructure Enterprises Shree Ram Mills Compound, G K Marg Worli, Mumbai	Debenture Rs. 100/- Pin - 400 013	
19	IN300548 - 10000535	Indian Bank	Occ : Banks	52 492
		Treasury Department Mumbai Fort Branch, Ground Floor United India Bldg., Sir P M Road Fort, Mumbai	Debenture Rs. 100/- Pin - 400 001	
20	IN300749 - 10000012	Bank of India	Occ : Banks	29 247
		Treasury Branch Head Office, Star House, 7th Floor C-5, 'G' Block, Bandra Kurla Complex Bandra (East), Mumbai	Debenture Rs. 100/- Pin - 400 051	
21	IN300812 - 10000012	Life Insurance Corporation of India	Occ : FI's	17 410
		Yogak Shema, Jeevan Bima Marg, Mumbai	Debenture Rs. 100/- Pin - 400 021	
22	IN300812 - 10489362	Administrator of the Specified Undertaking of the Unit Trust of India - Unit Scheme 1964	Occ : FI's	22 000
		UTI AMC Pvt. Ltd. UTI Tower, Gn Block, Bandra Kurla Complex, Bandra (East) Mumbai	Debenture Rs. 100/- Pin - 400 051	
23	IN300870 - 10101128	Bank of Baroda	Occ : Banks	4 67 366
		Specialized. Integrated Treasury Branch, Kalpataru Heritage Bldg., 6th Floor, Nanik Motwane Marg Mumbai	Debenture Rs. 100/- Pin - 400 023	
24	IN301080 - 13749524	Sundaram Finance Limited	Occ : Corporates	20 984
		21, Patullous Road, Chennai	Debenture Rs. 100/- Pin - 600 002	
25	IN301348 - 20003139	ICICI Bank Ltd	Occ : Banks	75 996
		C/o ICICI Bank, SMS Empire House 1st Floor, 414, Senapati Bapat Marg Lower Parel, Mumbai	Debenture Rs. 100/- Pin - 400 013	

Indian Petrochemicals Corporation Limited

Holding List of ZCDs Series - V as on AGM

Sl.No.	Ref - No	Name / Address	Address	Holding
26	IN301364 - 10000172	IFCI, Mumbai	Occ : FI's	1 13 079
		Earnest House, 7-8 Fl, Backbay Reclamation, Nariman Point Mumbai	Debenture Rs. 100/- Pin - 400 021	
27	IN302847 - 10000006	UCO Bank	Occ : Banks	52 536
		Treasury Branch, 1st Floor Mafatlal Center, Nariman Point Mumbai	Debenture Rs. 100/- Pin - 400 021	
Total				**14 39 737**

Indian Petrochemicals Corporation Limited
Holding List of ZCDs Series - VI as on AGM

Sl.No.	Ref - No	Name / Address	Address	Holding
1	IN300351-10000004	State Bank of India	Occ : Banks	30 70 000
		Securities Services Branch, 2nd Floor, Mumbai Main Branch Mumbai Samachar Marg, Mumbai	Debenture Rs. 100/- Pin - 400 023	
			Total	**30 70 000**

Tel.27438531
Fax.27438371

GOVERNMENT OF INDIA
MINISTRY OF COMPANY AFFAIRS
OFFICE OF THE REGISTRAR OF COMPANIES, GUJARAT
ROC BHAVAN, OPP: RUPAL PARK NARANPURA, AHMEDABAD-380 013

NO.ROC STA /Extn //2006 / 1738

SPEED POST
DATE

6 SEP 2006

To,

M/S Indian Petrochemicales Corporation Ltd,
P.O. Petrochemicales-391345
Dist;-Vadodara.
Gujarat

Sub:- Extension of time in holding the Annual General Meeting U/S 166 of the Act.
For F.Y. 31/03/06 Ending.

Sir,

With reference to your form 61 dated 14/08 /2006 filed with this office SRN No A02943074. I have to state that in terms of second proviso to sub-section (1) of section 166 of the Companies Act. 1956, I hereby grant an extension for 3 Months of Time i.e. up to 26.12.2006 to hold the AGM to lay its accounts for the financial year ended 31/03/2006 .

I have also to suggest that for future years, steps may be taken to ensure that programme for finalization of the accounts of the company and their audit is so arranged that the AGM are held within the normal time prescribed by section 166 r.w.s. 210 (1) of the Companies Act, 1956.

Yours Faithfully,

(V.K.KHUBCHANDANI)
REGISTRAR OF COMPANIES,
GUJARAT .

Indian Petrochemicals Corporation Limited

List of Top 100 Shareholders as on date of Annual General Meeting of the Company (02.12.2006)

Sr. No.	Name of the Shareholder(s)	No. of Shares	% to total Capital
1	RELIANCE PETROINVESTMENTS LIMITED	1376 64 312	45.78
2	LIFE INSURANCE CORPORATION OF INDIA	191 84 256	6.38
3	CITIGROUP GLOBAL MARKETS MAURITIUS PRIVATE LIMITED	54 80 095	1.82
4	HSBC GLOBAL INVESTMENT FUNDS A/C HSBC GLOBAL INVESTMENTS FUNDS MAURITIUS LIMITED	54 24 900	1.80
5	RELIANCE CAPITAL TRUSTEE CO.LTD.A/C RELIANCE EQUITY FUND	46 57 000	1.55
6	SIHASAN HOLDINGS AND TRADING PVT LTD	40 85 526	1.36
7	AGRATA HOLDINGS AND TRADING PVT LTD	40 85 526	1.36
8	GOLDMAN SACHS INVESTMENTS (MAURITIUS) I LTD	28 99 246	0.96
9	ABN AMRO BANK N.V. LONDON BRANCH	28 51 523	0.95
10	INDIA CAPITAL FUND LIMITED	26 78 292	0.89
11	TERENE INDUSTRIES PVT LTD.	23 42 404	0.78
12	MERRILL LYNCH CAPITAL MARKETS ESPANA S.A. S.V	21 48 516	0.71
13	SILVASSA HYDROCARBONS AND INVESTMENTS PVT LTD	20 37 907	0.68
14	GENERAL INSURANCE CORPORATION OF INDIA	20 19 044	0.67
15	SYNERGY SYNTHETICS PRIVATE LIMITED	18 72 006	0.62
16	STICHTING PENSIOENFONDS ABP	18 27 058	0.61
17	MORGAN STANLEY AND CO.INTERNATIONAL LIMITED A/C MORGAN STANLEY DEAN WITTER MAURITIUS COMPANY LIMITED	17 83 175	0.59
18	UNITED INDIA INSURANCE COMPANY LIMITED	17 68 790	0.59
19	COPTHALL MAURITIUS INVESTMENT LTD.	17 03 833	0.57
20	STATE BANK OF INDIA, (EQUITY)	16 82 680	0.56
21	DHARTI INVESTMENTS AND HOLDINGS LIMITED	16 58 897	0.55
22	ICICI BANK LIMITED	15 56 837	0.52
23	INDUSTRIAL DEVELOPMENT BANK OF INDIA LIMITED	13 88 290	0.46
24	THE NEW INDIA ASSURANCE COMPANY LIMITED	13 57 950	0.45
25	RELIANCE NUTRACEUTICALS PVT LTD.	13 40 982	0.45
26	DIMENSIONAL EMERGING MARKETS VALUE FUND INC	13 06 558	0.43
27	LEHMAN BROTHERS ASIA LIMITED A/C LB INDIA HOLDINGS CAYMAN II LTD	12 33 100	0.41
28	CREDIT SUISEE (SINGAPORE) LIMITED	12 30 900	0.41
29	DEUTSCHE SECURITIES MAURITIUS LIMITED	12 27 391	0.41
30	RELIANCE PHARMACEUTICALS (INDIA) PRIVATE LIMITED	10 88 326	0.36
31	IL&FS TRUST COMPANY LIMITED	10 80 000	0.36
32	PRESIDENT OF INDIA PRESIDENT OF INDIA	10 40 604	0.35
33	UTI - SPREAD FUND	10 07 600	0.34
34	SOCIETE GENERALE	10 06 386	0.33
35	THE MASTER TRUST BANK OF JAPAN, LTD. A/C HSBC INDIAN EQUITY MOTHER FUND	9 70 030	0.32
36	VIRGINIA RETIREMENT SYSTEM	8 70 005	0.29
37	IFCI LTD	8 40 046	0.28
38	SBIMF MAGNUM SECTOR FUND UMBRELLA CONTRA	6 48 205	0.22
39	PRUDENTIAL ICICI TRUST LIMITED - PRUDENTIAL ICICI BLENDED PLAN A	6 31 400	0.21
40	UBS SECURITIES ASIA LIMITED. A/C SWISS FINANCE CORPORATION (MAURITIUS) LIMITED	6 13 205	0.20
41	ANUJ A SHETH	6 10 000	0.20
42	INDIA INSTITUTIONAL FUND LIMITED	6 02 696	0.20
43	THE ORIENTAL INSURANCE COMPANY LIMITED	5 28 816	0.18
44	BIRLA SUN LIFE INSURANCE COMPANY LIMITED	4 79 465	0.16

Sr. No.	Name of the Shareholder(s)	No. of Shares	% to total Capital
45	ALLAHABAD BANK	4 21 997	0.14
46	ICICI TRUSTEESHIP SERVICES LIMITED (ICICI EQUITY FUND)	4 04 643	0.13
47	VANGUARD EMERGING MARKETS STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUND	4 00 102	0.13
48	UTI - WEALTH BUILDER FUND	4 00 000	0.13
49	NATIONAL INSURANCE COMPANY LTD	3 88 402	0.13
50	MERRILL LYNCH INVESTMENT MANAGERS LIMITED A/C MERRILL LYNCH INDIA EQUITIES FUND (MAURITIUS)	3 70 882	0.12
51	SBIMF - SBI ARBITRAGE OPPORTUNITIES FUND	3 70 700	0.12
52	STATE OF WISCONSIN INVESTMENT BOARD A/C STATE OF WISCONSIN INVESTMENT BOARD - ACADIAN EMERGING EQUITY	3 62 641	0.12
53	DECCAN FINVEST PRIVATE LIMITED	3 43 978	0.11
54	COLLEGE RETIREMENT EQUITIES FUND	3 33 162	0.11
55	NEW YORK STATE COMMON RETIREMENT FUND	3 31 056	0.11
56	CITIBANK N.A. NEW YORK, NYADR DEPARTMENT	3 07 114	0.10
57	HSBC GLOBAL INVESTMENT FUNDS A/C HSBC GLOBALINVESTMENT FUNDS BRIC FREESTYLE	3 00 000	0.10
58	JAYESH B. VORA	3 00 000	0.10
59	DSP MERRILL LYNCH TRUSTEE COMPANY PVT LTD A/C DSP MERRILL LYNCH OPPORTUNITIES FUND	2 96 314	0.10
60	PAYASH SECURITIES PVT LTD	2 91 694	0.10
61	UDHAV HOLDINGS PRIVATE LIMITED	2 75 000	0.09
62	SBI LIFE INSURANCE CO. LTD	2 73 300	0.09
63	SBIMF - MAGNUM COMMA FUND	2 60 500	0.09
64	THE EMERGING MARKETS SERIES OF THE DFA INVESTMENT TRUST COMPANY	2 51 964	0.08
65	VALLIPURAM GIREESAIYAR VENKITESWARAN	2 50 000	0.08
66	FRANK RUSSELL INVESTMENT COMPANY PLC - OMAM EMERGING MARKET EQUITY FUND	2 45 037	0.08
67	SGAM FUND A/C SGAM FUND / EQUITIES INDIA	2 36 861	0.08
68	HOUSING DEVELOPMENT FINANCE CORPORATION LIMITED	2 14 006	0.07
69	BANK OF BARODA	2 13 573	0.07
70	LOTUS GLOBAL INVESTMENTS LTD	2 12 500	0.07
71	SYNDICATE BANK	2 10 500	0.07
72	UTI BANK LTD	2 07 673	0.07
73	INDIAN OVERSEAS BANK	2 00 021	0.07
74	SHARDUL SECURITIES LTD	2 00 000	0.07
75	BMF - NIFTY BEES - INVESTMENT A/C	1 82 764	0.06
76	STANDARD CHARTERED TRUSTEE COMPANY PVT LTD -A/C STANDARD CHARTERED ENTERPRISE EQUITY FUND	1 73 771	0.06
77	UNION BANK OF INDIA	1 69 489	0.06
78	AUSTRALIAN RETIREMENT FUND	1 68 200	0.06
79	NEW ZEALAND SUPERANNUATION FUND	1 61 000	0.05
80	BANK OF INDIA	1 57 824	0.05
81	LSV EMERGING MARKETS EQUITY FUND LP	1 55 600	0.05
82	CARAFE INVESTMENT AND TRADING P. LTD	1 54 200	0.05
83	BALKISHAN H CHOKHANI	1 50 000	0.05
84	MURALI KRISHNAM RAJU	1 50 000	0.05
85	PRINCIPAL TRUSTEE COMPANY PVT LTD A/C PRINCIPAL MUTUAL FUND - PRINCIPAL RESURGENT INDIA FUND	1 45 026	0.05
86	RELIANCE INDUSTRIAL INVESTMENTS AND HOLDINGS LIMITED	1 44 178	0.05
87	KOTAK CASH PLUS FUND	1 41 900	0.05

Sr. No.	Name of the Shareholder(s)	No. of Shares	% to total Capital
88	MUKESH BROKERAGE AND FINANCIAL (INDIA) LTD	1 34 001	0.04
89	BMF- BENCHMARK DERIVATIVE FUND	1 32 000	0.04
90	ABU DHABI INVESTMENT AUTHORITY - SSGAIN	1 30 915	0.04
91	STATE STREET BANK AND TRUST COMPANY A/C INDIA MSCI EMERGING MARKETS INDEX COMMON TRUST FUND	1 28 005	0.04
92	UTI-GROWTH SECTOR FUND-PETRO	1 27 717	0.04
93	SBIMF-MAGNUM SECTOR FUNDS UMBRELLA-EMERGING BUSINESSES FUND	1 25 000	0.04
94	DARASHAW & COMPANY PVT LTD	1 25 000	0.04
95	ASK RAYMOND JAMES SECURITIES INDIA PVT LTD- PMS ACCOUNT	1 22 399	0.04
96	STOCK HOLDING CORPORATION OF INDIA LTD - A/C NSE DERIVATIVES	1 19 388	0.04
97	IDBI CAP MKT SERV LTD	1 15 000	0.04
98	LEGAL AND GENERAL PMC EMERGING MARKETS EQUITY INDEX FUND	1 14 200	0.04
99	SHREE BAHUBALI INTERNATIONAL LTD	1 14 100	0.04
100	GLOBE CAPITAL MARKET LTD	1 12 588	0.04
	TOTAL	**2450 41 663**	**81.49**

MINISTRY OF COMPANY AFFAIRS
PAYMENT RECEIPT
G.A.R.7

Civil

SRN : A09356569 **Service Request Date :** 27-01-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form2	Normal	500.00
	Additional	1,000.00
Fee For Form3	Normal	500.00
	Additional	1,000.00
Total		**3,000.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Three Thousand only

FORM 2

Return of allotment

[Pursuant to section 75(1) of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre - Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Date of allotment: 13/10/2006 (DD/MM/YYYY)

4.Shares allotted payable in cash

Class of shares ☐ Preference ☐ Equity

Class of Shares		Preference	Equity
Number of shares allotted			
Nominal amount per share	(in Rs.)		
Total nominal amount	(in Rs.)		
Amount paid per share on application	(in Rs.)		
Total amount paid on application	(in Rs.)		
Amount due and payable per share on allotment (excluding premium)	(in Rs.)		
Total amount paid on allotment (excluding premium)	(in Rs.)		
Premium amount per share due and payable (if any)	(in Rs.)		
Total premium amount due and payable (if any)	(in Rs.)		
Premium amount paid per share (if any)	(in Rs.)		
Total premium amount paid (if any)	(in Rs.)		
Amount of discount per share (if any)	(in Rs.)		
Total discount amount (if any)	(in Rs.)		

5. Shares allotted for consideration otherwise than in cash

Class of shares ☐ Preference ☒ Equity

Class of Shares		Preference	Equity
Number of shares allotted			52,477,176
Nominal amount per share	(in Rs.)		10.00
Amount to be treated as paid-up on each share	(in Rs.)		10.00
The consideration for which such shares have been allotted			
(a).Property and assets acquired	Description		
	Amount (in Rs.)		
(b).Goodwill	Description		
	Amount (in Rs.)		
(c). Services (give nature of services)	Description		
	Amount (in Rs.)		
(d) Other items (to be specified)	Description		Pursuant to the Scheme of Amalgamation
	Amount (in Rs.)		0.00

6. Bonus shares issued

(a) Number of bonus shares

(b) Nominal amount per share (in Rs.)

(c) Amount to be treated as paid-up per share (in Rs.)

7(a). Total nominal value of equity shares issued including the present allotment (in Rs.) | 3,030,109,370.00

(b). Total nominal value of preference shares issued including the present allotment (in Rs.) | 0.00

8 (a). Date of passing the special resolution authorising issue under section 81 [ ] (DD/MM/YYYY)

(b). Service request number (SRN) of Form 23 [ ]

Attachments

1. Copy of the resolution authorising the issue of bonus shares — Attach
2. *List of allottees — Attach
3. Copy of the resolution for the issue of shares at a discount with a copy of the order of the Central Government — Attach
4. Copy of the contract, if any, for allotment of shares for consideration otherwise than in cash — Attach
5. Optional attachment(s) - if any — Attach

List of attachments

List of Allottees.pdf
Letter to ROC, Gujarat.pdf

Remove attachment

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s INDIAN PETROCHEMICALS CORPORATION LIMITED and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

Modify | Check Form | Prescrutiny | Submit

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [ ] Submit to BO

FORM 3

[Pursuant to section 75(2) of the Companies Act, 1956]

Particulars of contract relating to shares alloted as fully or partly paid-up otherwise than in cash

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:

P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. If the consideration for allotment of such shares is services, or any consideration other than that mentioned below in (4) state

(a) Nature of such consideration: Allotment of shares made pursuant to the Scheme of Amalgamation

(b) Number of shares so allotted: 52,477,176

4. If the allotment is made in full or part satisfaction of the purchase price of property, give a brief description of such property, and full particulars of the manner in which the purchase price is to be satisfied

(a) Brief description of the property:

(b) Purchase price (in Rs.):

(i) Total amount considered as paid on shares allotted, otherwise than in cash (in Rs.):

(ii) Debentures issued (in Rs.):

(iii) Cash (in Rs.):

(iv) Amount of debt released or liabilities assumed by the purchaser (including mortgages on property acquired) (in Rs.):

(v) Total purchase price [(i) to (iv)] (in Rs.):

5. Give full particulars, in the following form, of the property which is the subject of the sale, showing in detail how the total purchase price is apportioned between the respective heads:

(a) Immovable property held, in absolute ownership by the company and fixed plant and machinery and other fixtures thereon

(i) Leased hold property (if the property is sold subject to mortgage, the gross value) (in Rs.)

(ii) Fixed plant and machinery on leased property (including tenants, trade and other fixtures) (in Rs.)

(iii) Other interests in immovable property (if the property is subject to mortgage, the gross value) (in Rs.)

(b) Loose plant and machinery, (no plant and machinery which was not in actual state of severance on the date of the sale should be included under this head) (in Rs.)

(c) Stock in trade, and other chattels (in Rs.)

(d) Goodwill and benefit or contracts (in Rs.)

(e) Patents, designs, trademark, licences, copyright etc. (in Rs.)

(f) Books debts and other outstandings (in Rs.)

(g) Cash in hand and at bank on current account, bills, notes etc. (in Rs.)

(h) Cash on deposit at bank or elsewhere (in Rs.)

(i) Shares, debentures and other investments (in Rs.)

(j) Other property,viz

(in Rs.)

Total [(a) to (j)]

Attachments

1. *Board resolution approving allotment of shares otherwise than in cash Attach

2. Optional attachment(s) - if any Attach

List of attachments

Board Resolution.pdf

Remove attachment

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY)
to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of
M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

Modify Check Form Prescrutiny Submit

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer Submit to BO

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India



Tele. : (0265) 3067361
Fax : (0265) 3067333

Certified copy of the resolution passed at the meeting of the Shareholders'/ Investors' Grievance Committee of the Board of Directors of Indian Petrochemicals Corporation Limited held on Friday, October 13, 2006 at 06.00 p.m. at Karvy House, 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad – 500 034.

Allotment of equity shares of Rs. 10 each in terms of the Scheme of Amalgamation

"RESOLVED THAT pursuant to the Scheme of Amalgamation (Scheme) of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively referred to as "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Company") sanctioned by the High Court of Judicature of Gujarat at Ahmedabad vide its Order dated August 18, 2006 and in terms of Clauses 11 and 12 of the said Scheme and in accordance with and subject to the provisions of the Memorandum and Articles of Association of the Company:

(a) 3,89,45,620 Equity Shares of face value of Rs.10/- each bearing distinctive Nos. 250258101 to 253147248 (both inclusive) and Nos. 253323542 to 289380013 (both inclusive), be and are hereby allotted as fully paid up equity shares aggregating to Rs. 38,94,56,200 in the ratios as set out in the Scheme, to the equity shareholders of the respective Transferor Companies whose names appeared on the Register of members as on the 'Record Date', i.e. October 12, 2006 and as beneficial owners in the particulars obtained from National Securities Depository Limited and Central Depository Services (India) Limited as per the Summary Statement placed before this meeting and for the sake of identification initialed by the Chairman;


Indian Petrochemicals Corporation Limited

Regd. Office : P. O. Petrochemicals - 391 346, Dist. Vadodara, Gujarat, India.



(b) 1,76,293 Equity Shares of the face value of Rs. 10 each, bearing distinctive Nos. 253147249 to 253323541 (both inclusive) be and are hereby allotted as fully paid up equity shares aggregating to Rs. 17,62,930 to Sri K. Sethuraman and Ms. Shashikala Rao (hereinafter referred to as 'Trustees') for and on behalf of the equity shareholders / beneficial owners of the Transferor Companies who are entitled to such shares on account of their fractional entitlements as per exchange ratio set out in the Scheme with the express understanding that they shall be sold in the market at such price or prices and at such time or times as the trustees may, in their sole discretion decide and pay to the Company the net sale proceeds thereof whereupon the Company shall, subject to withholding tax, if any distribute such sale proceeds to the concerned shareholders / beneficial owners of the Transferor Companies in proportion to their respective fractional entitlement.

(c) 1,33,55,263 Equity Shares of face value of Rs.10/- each, bearing distinctive Nos. 289380014 to 302735276 (both inclusive) be and are hereby allotted as fully paid up equity shares, aggregating to Rs. 13,35,52,630 to the debenture holders of erstwhile Silvassa Industries Private Limited who have exercised their option for conversion of the optionally fully Convertible Debentures and in terms of Schedule V to the said Scheme;

RESOLVED FURTHER THAT (a) with respect to shareholders holding securities of the Transferor Companies in physical form and who have not requested for allotment in electronic form share certificates of the Company be issued to such shareholders and (b) with respect to shareholders holding securities of the Transferor Companies in demat form and shareholders holding securities in physical form and from whom consent has been received for allotment of shares of the Company in electronic form, the shares be credited in electronic form, as the case may be;


Indian Petrochemicals Corporation Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345. Gujarat-India



Tele. : (0265) 3067361
Fax : (0265) 3067333

RESOLVED FURTHER THAT, the share certificates of the Company be issued under the Common Seal of the Company in accordance with the Companies (Issue of Share Certificates) Rules, 1960;

RESOLVED FURTHER THAT the above equity shares shall rank pari passu in all respects with the existing equity shares of the Company;

RESOLVED FURTHER THAT in accordance with Clause 12.5 of the Scheme of Amalgamation of the Transferor Companies with the Company, the Committee do note that the existing share certificates of the Transferor Companies shall stand cancelled and non-negotiable and be of no effect on and from the Record Date as an integral part of the Scheme of Amalgamation;

RESOLVED FURTHER THAT necessary entries be made in the Register of Members and that the Return of Allotment under Section 75 of the Companies Act, 1956, be filed with the Registrar of Companies, Gujarat, Ahmedabad and Shri S. K. Anand, Whole-time Director and /or Ms. Shashikala Rao, Deputy Company Secretary of the Company be and are hereby severally authorised to do perform and execute all acts, deeds, documents, matter and things as may be necessary, proper and expedient to give effect to this resolution and to secure listing and trading permission for the above shares and for matters connected therewith or incidental thereto".

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Date: October 18, 2006

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN	: A09623893	Service Request Date : 02-02-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

CIN : L23200GJ1969PLC001569

Full Particulars of eFiling	Amount
Service Description	**Rs.**
Fee For FormCAR	Nil

RECEIVED
2007 APR 23 P 1:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM I

Form for filing cost audit report and other documents with the Central Government

[Pursuant to section 233B(4), 600(3)(b) of the Companies Act, 1956 and rule 2(c) and rule 4 of the Cost Audit (Report) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

I. General information of the company

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. **Cost audit report (CAR) pertains to:**

(a). *Name of the industry: Polyester

(b). *Product or activities: POLYESTER TEXTURISED YARN

(c). Central excise tariff chapter heading: 54

(d). *Name and location of the unit: IPCL Nagpur unit

(e). *State where unit is located: Maharashtra-MH

(f). *Financial year From 01/04/2005 (DD/MM/YYYY) To 31/03/2006 (DD/MM/YYYY)

4. *Location of other sites manufacturing or producing or processing or mining the product or carrying out the activity under reference (refer CAR annexure 1.5)

1) MGCC - Maharashtra 2) GGCC - Dahej - Gujarat 3) Hoshiarpur Complex Punjab 4) Allahabad Complex U.P. 5) Silvassa Complex-Silvassa 6) Barabanki - U.P. 7) Orissa Complex Orissa 8)Baroda Complex-Baroda

5(a). *Income-tax permanent account number (PAN) of cost auditor: AABPB6515E

(b). *Name of the cost auditor or firm: Shri. S.N.BAVADEKAR

(c). *Membership number of cost auditor: 1281

6. *Cost audit order number: 52/223/CAB-2006 dated 11/12/2006 (DD/MM/YYYY)

7. *Service request number (SRN) of relevant Form 23C seeking approval of appointment of the cost auditor: Z99999997 dated 11/12/2006 (DD/MM/YYYY)

8. *Whether the cost audit report has been qualified or contains adverse remarks: ○ Yes ◉ No

9. *Whether there is any transaction with the related parties during the period to which the cost audit report pertains: ◉ Yes ○ No

II. *Quantitative information (for the product or activity under reference)

Unit of measurement (UoM) MT

S.No.	Particulars	CAR annexure reference	Current year	Previous year
1.	Total available capacity	4.3	40625.00	0.00
2.	Total production quantity	4.5	45169.00	0.00
3.	Capacity utilisation percentage	4.7	100.00	0.00
4.	Total available quantity	4.9	47786.00	0.00
5.	Quantity captively consumed	4.10	305.00	0.00
6.	Quantity sold (domestic)	4.11 (a+b)	46214.00	0.00
7.	Quantity sold (exports)	4.11 (c+d+e)	0.00	0.00
8.	Closing stock (finished goods)	4.12	1267.00	0.00

III. Export commitments (amount in Rs. thousands) - [As per cost auditor's certificate - para 3(g)]

A. Export commitments [ ] B. Actual exports towards export commitment [ ]

IV. *Standard and actual consumption per unit (for the product or activity under reference)

S.No.	Particulars	Unit (specify)	Standard (Quantity/ unit)	Actuals (Quantity/ unit)	
				Current year	Previous year
	Consumption of input materials per unit [Annexure 5(B)] - Specify details of major input materials, components				
1.	PTA FOR POY	MT	0.86	0.86	0.00
2.	MEG FOR POY	MT	0.34	0.34	0.00
3.	POY FOR FDY	MT	1.02	1.02	0.00
4.	PTA FOR CHIPS	MT	0.86	0.85	0.00
5.	MEG FOR CHIPS	MT	0.34	0.33	0.00
	Consumption of power, fuel and utilities per unit [Annexure 7(B)]				
1.	POWER	KWH	510.01	592.88	0.00
2.	COOLING WATER	M3	130.27	151.31	0.00
3.	LP AIR	NM3	831.47	1014.00	0.00
4.	HP AIR	NM3	110.00	96.97	0.00
5.	INSTRUMENTATION AIR	NM3	116.40	175.77	0.00

V. *Key information from Cost Audit Report (for the product or activity under reference)

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
1.	Total employee costs	8B.6	Rs. in thousands	90632.00	0.00
2.	Total repairs and maintenance	9.5	Rs. in thousands	53833.92	0.00
3.	Depreciation absorbed	10.5	Rs. in thousands	101630.00	0.00
4.	Total overheads	12 (1 to 4)	Rs. in thousands	312929.88	0.00
5.	Total research and development expenses	13.5	Rs. in thousands	0.00	0.00
6.	Total royalty and technical know how charges	14.5	Rs. in thousands	0.00	0.00
7.	Total quality control expenses	15.6	Rs. in thousands	13517.83	0.00
8.	Total pollution control expenses	16.6	Rs. in thousands	1831.11	0.00
9.	Total abnormal non-recurring costs	17	Rs. in thousands	0.00	0.00
10.	Total closing stock	18.(A).e2	Rs. in thousands	280948.98	0.00
11.	Total value of non-moving stock	18.(A).e3	Rs. in thousands	71283.00	0.00
12.	Non-moving stock to closing stock	18.(A).e4	Percentage	25.37	0.00
13.	Total written off stock	18.(B).5	Rs. in thousands	0.00	0.00
14.	Total value of inventory as per cost accounts	19.(A).10	Rs. in thousands	288564.00	0.00
15.	Total value of inventory as per financial accounts	19.(A).11	Rs. in thousands	295354.00	0.00
16.	Estimated demand of the product in the country	22.2			
17.	Total production in the country	22.3			
18.	Quantities imported in the country	22.4			
19.	Percentage share of the company in total inland production	22.6	Percentage		
20.	Net sales (excluding excise duty)	23.3	Rs. in thousands	3155135.93	0.00
21.	Adjustments in stocks	23.4	Rs. in thousands	-12071.00	0.00
22.	Cost of bought out materials and services	23.5	Rs. in thousands	2811191.00	0.00
23.	Value added	23.6	Rs. in thousands	331874.00	0.00
24.	Capital employed (for the product)	24.1	Rs. in thousands	2774155.00	0.00
25.	Net worth (for the product)	24.2	Rs. in thousands	0.00	0.00

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
26.	Profit or Loss for the product	24.3	Rs. in thousands	140900.00	0.00
27.	Operating expenses as a percentage of net sales (for the product)				
(a).	Material cost	24.5a	Percentage	74.99	0.00
(b).	Factory overheads	24.5b	Percentage	10.80	0.00
(c).	Royalty on production	24.5c	Percentage	0.00	0.00
(d).	Salaries and wages	24.5d	Percentage	2.88	0.00
(e).	Research and development expenses	24.5e	Percentage	0.00	0.00
(f).	Quality control	24.5f	Percentage	0.00	0.00
(g).	Administrative overheads	24.5g	Percentage	0.00	0.00
(h).	Selling and distribution	24.5h	Percentage	7.20	0.00
(i).	Interest	24.5i	Percentage	0.00	0.00
28.	Profit or Loss as a percentage of capital employed	24.6	Percentage	5.08	0.00
29.	Profit or Loss as a percentage of net worth	24.7	Percentage	0.00	0.00
30.	Profit or Loss as a percentage of net sales	24.8	Percentage	4.47	0.00
31.	Value addition as a percentage of net sale	24.10	Percentage	10.53	0.00
32.	Excise duty (ED) payable	27.D.1	Rs. in thousands	494323.00	0.00
33.	ED paid through cenvat - inputs	27.D.2.a	Rs. in thousands	425850.00	0.00
34.	ED paid though cenvat - capital goods	27.D.2.b	Rs. in thousands	10196.00	0.00
35.	Personal Ledger Account (PLA)	27.D.2.c	Rs. in thousands	58277.00	0.00
36.	Total	27.D.2	Rs. in thousands	494323.00	0.00

VI. *Margin per unit of output (for the product or activity under reference) - Annexure 21

S. No.	Particulars	Current Year			Previous Year		
		Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs/ unit)	Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs./ unit)
	Purchased goods ◯ Yes ⦿ No If yes, specify details of major products						
1.							
2.							
	Loan license basis ◯ Yes ⦿ No If yes, specify details of major product						
1.							
2.							
	Own manufactured ⦿ Yes ◯ No If yes, specify details of major product						
1.	CHIPS	59973.00	64000.00	4027.00	0.00	0.00	0.00
2.	POY-51-135	64192.00	67378.00	3186.00	0.00	0.00	0.00
3.	POY-145-240	62933.00	66668.00	3735.00	0.00	0.00	0.00
4.	POY-500	69251.00	74658.00	5407.00	0.00	0.00	0.00
5.	FDY-300	90437.00	79656.00	-10781.00	0.00	0.00	0.00

Attachments

1. *Cost audit report as per the Cost Audit (Report) Rules, 2001 [Attach]
2. Optional attachment(s) - if any [Attach]

List of attachments

CAR (2005-06).pdf
CAR-PARA 1-28 (2005-06).pdf
COST SHEET (2005-06).pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in the form and its attachments is correct and complete.

We have been authorised by the board of directors' resolution dated * 17/10/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company) — Shashikala L Rao

Director of the company — Sandesh Kumar J Anand

Cost auditor — SURESH N SAVADEKA R535276

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [ ] [Submit to BO]

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN : A09624149 **Service Request Date :** 02-02-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

CIN : L23200GJ1969PLC001569

Full Particulars of eFiling	**Amount**
Service Description	**Rs.**
Fee For FormCAR	Nil

FORM I

Form for filing cost audit report and other documents with the Central Government

[Pursuant to section 233B(4), 600(3)(b) of the Companies Act, 1956 and rule 2(c) and rule 4 of the Cost Audit (Report) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

I. General information of the company

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. **Cost audit report (CAR) pertains to:**

(a). *Name of the industry: Polyester

(b). *Product or activities: POLYESTER TEXTURED YARN

(c). Central excise tariff chapter heading: 54

(d). *Name and location of the unit: IPCL Silvassa Complex

(e). *State where unit is located: Dadra & Nagar Haveli-DN

(f). *Financial year From 01/04/2005 (DD/MM/YYYY) To 31/03/2006 (DD/MM/YYYY)

4. *Location of other sites manufacturing or producing or processing or mining the product or carrying out the activity under reference (refer CAR annexure 1.5)

1) MGCC Maharashtra 2) GGCC Dahej - Gujarat 3) Hoshiarpur Complex Punjab 4) Allahabad Complex U.P. 5) Nagpur Complex Nagpur 6) Barabanki U.P. 7) Orissa Complex Orissa 8) Baroda Complex Baroda

5(a). *Income-tax permanent account number (PAN) of cost auditor: AABPB6515E

(b). *Name of the cost auditor or firm: Shri S.N. Bavadekar

(c). *Membership number of cost auditor: 1281

6. *Cost audit order number 52/223/CAB-2006 dated 11/12/2006 (DD/MM/YYYY)

7. *Service request number (SRN) of relevant Form 23C seeking approval of appointment of the cost auditor Z99999997 dated 11/12/2006 (DD/MM/YYYY)

8. *Whether the cost audit report has been qualified or contains adverse remarks ○ Yes ◉ No

9. *Whether there is any transaction with the related parties during the period to which the cost audit report pertains ◉ Yes ○ No

II. *Quantitative information (for the product or activity under reference)

Unit of measurement (UoM) MT

S.No.	Particulars	CAR annexure reference	Current year	Previous year
1.	Total available capacity	4.3	138.50	0.00
2.	Total production quantity	4.5	133.00	0.00
3.	Capacity utilisation percentage	4.7	96.34	0.00
4.	Total available quantity	4.9	102884.00	0.00
5.	Quantity captively consumed	4.10	0.00	0.00
6.	Quantity sold (domestic)	4.11 (a+b)	79542.00	0.00
7.	Quantity sold (exports)	4.11 (c+d+e)	74.00	0.00
8.	Closing stock (finished goods)	4.12	4202.00	0.00

III. Export commitments (amount in Rs. thousands) - [As per cost auditor's certificate - para 3(g)]

A. Export commitments [ ] B. Actual exports towards export commitment [ ]

IV. *Standard and actual consumption per unit (for the product or activity under reference)

S.No.	Particulars	Unit (specify)	Standard (Quantity/ unit)	Actuals (Quantity/ unit)	
				Current year	Previous year
	Consumption of input materials per unit [Annexure 5(B)] - Specify details of major input materials, components				
1.	POY 51	MT	0.98	0.98	0.00
2.	POY 126	MT	0.98	0.98	0.00
3.	POY 235	MT	0.98	0.98	0.00
4.	POY 470	MT	0.98	0.98	0.00
5.					
	Consumption of power, fuel and utilities per unit [Annexure 7(B)]				
1.	Power	KWH	935.90	935.90	0.00
2.	Inst Air	NM3	155.32	155.32	0.00
3.	Lp Air	NM3	3331.13	3331.13	0.00
4.	Refrigeration	MKCAL	57.23	57.23	0.00
5.					

V. *Key information from Cost Audit Report (for the product or activity under reference)

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
1.	Total employee costs	8B.6	Rs. in thousands	167286.00	0.00
2.	Total repairs and maintenance	9.5	Rs. in thousands	82318.00	0.00
3.	Depreciation absorbed	10.5	Rs. in thousands	222900.00	0.00
4.	Total overheads	12 (1 to 4)	Rs. in thousands	372290.00	0.00
5.	Total research and development expenses	13.5	Rs. in thousands	0.00	0.00
6.	Total royalty and technical know how charges	14.5	Rs. in thousands	0.00	0.00
7.	Total quality control expenses	15.6	Rs. in thousands	0.00	0.00
8.	Total pollution control expenses	16.6	Rs. in thousands	0.00	0.00
9.	Total abnormal non-recurring costs	17	Rs. in thousands	0.00	0.00
10.	Total closing stock	18.(A).e2	Rs. in thousands	345125.00	0.00
11.	Total value of non-moving stock	18.(A).e3	Rs. in thousands	0.00	0.00
12.	Non-moving stock to closing stock	18.(A).e4	Percentage	0.00	0.00
13.	Total written off stock	18.(B).5	Rs. in thousands	0.00	0.00
14.	Total value of inventory as per cost accounts	19.(A).10	Rs. in thousands	357012.00	0.00
15.	Total value of inventory as per financial accounts	19.(A).11	Rs. in thousands	351083.00	0.00
16.	Estimated demand of the product in the country	22.2			
17.	Total production in the country	22.3			
18.	Quantities imported in the country	22.4			
19.	Percentage share of the company in total inland production	22.6	Percentage		
20.	Net sales (excluding excise duty)	23.3	Rs. in thousands	6774090.00	0.00
21.	Adjustments in stocks	23.4	Rs. in thousands	71223.00	0.00
22.	Cost of bought out materials and services	23.5	Rs. in thousands	5842784.00	0.00
23.	Value added	23.6	Rs. in thousands	1002529.00	0.00
24.	Capital employed (for the product)	24.1	Rs. in thousands	2300637.00	0.00
25.	Net worth (for the product)	24.2	Rs. in thousands	0.00	0.00

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
26.	Profit or Loss for the product	24.3	Rs. in thousands	342312.00	0.00
27.	Operating expenses as a percentage of net sales (for the product)				
(a).	Material cost	24.5a	Percentage	73.87	0.00
(b).	Factory overheads	24.5b	Percentage	16.49	0.00
(c).	Royalty on production	24.5c	Percentage	0.00	0.00
(d).	Salaries and wages	24.5d	Percentage	2.50	0.00
(e).	Research and development expenses	24.5e	Percentage	0.00	0.00
(f).	Quality control	24.5f	Percentage	0.00	0.00
(g).	Administrative overheads	24.5g	Percentage	0.75	0.00
(h).	Selling and distribution	24.5h	Percentage	2.88	0.00
(i).	Interest	24.5i	Percentage	2.36	0.00
28.	Profit or Loss as a percentage of capital employed	24.6	Percentage	14.88	0.00
29.	Profit or Loss as a percentage of net worth	24.7	Percentage	0.00	0.00
30.	Profit or Loss as a percentage of net sales	24.8	Percentage	5.05	0.00
31.	Value addition as a percentage of net sale	24.10	Percentage	14.80	0.00
32.	Excise duty (ED) payable	27.D.1	Rs. in thousands	544348.00	0.00
33.	ED paid through cenvat - inputs	27.D.2.a	Rs. in thousands	475820.00	0.00
34.	ED paid though cenvat - capital goods	27.D.2.b	Rs. in thousands	78102.00	0.00
35.	Personal Ledger Account (PLA)	27.D.2.c	Rs. in thousands	0.00	0.00
36.	Total	27.D.2	Rs. in thousands	553922.00	0.00

VI. *Margin per unit of output (for the product or activity under reference) - Annexure 21

S. No.	Particulars	Current Year			Previous Year		
		Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs/ unit)	Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs./ unit)
	Purchased goods ◯ Yes ⦿ No If yes, specify details of major products						
1.							
2.							
	Loan license basis ⦿ Yes ◯ No If yes, specify details of major product						
1.	PTY 30	21849.00	19987.00	-1862.00	0.00	0.00	0.00
2.	PTY 80	17404.00	15491.00	-1913.00	0.00	0.00	0.00
	Own manufactured ⦿ Yes ◯ No If yes, specify details of major product						
1.	PTY 30	91399.00	81896.00	-9503.00	0.00	0.00	0.00
2.	PTY 80	82137.00	81940.00	-197.00	0.00	0.00	0.00
3.	PTY 150	73073.00	82310.00	9237.00	0.00	0.00	0.00
4.	PTY 330	65383.00	82367.00	16984.00	0.00	0.00	0.00
5.	PTY 30 TWT	125658.00	140817.00	15159.00	0.00	0.00	0.00

Attachments

1. *Cost audit report as per the Cost Audit (Report) Rules, 2001 [Attach]
2. Optional attachment(s) - if any [Attach]

List of attachments

AUDITORS REPORT 0506.pdf
FINAL COSTSHEET 3101_2007.pdf
FINAL PARAS 31012007_4PM.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in the form and its attachments is correct and complete.

We have been authorised by the board of directors' resolution dated * 17/10/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company) — Shashikala L Rao

Director of the company — Sandesh Kumar J Anand

Cost auditor — SURESH N KAVADEKAR F 535276

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [ ] Submit to BO

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A10652667 **Service Request Date :** 23-02-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 17

Particulars for satisfaction of charges

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Charge creation identification (ID) number: 80008970 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: STATE BANK OF INDIA

Address:
KOYALI BRANCH
VADODARA
Gujarat
INDIA
391346

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 03/09/1994 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 877560716.00

4. *Date of satisfaction of charge in full: 20/02/2007 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

SBI Certificate - WCL.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]



ભારતીય સ્ટેટ બેંક भारतीय स्टेट बैंक **State Bank of India**

કોર્પોરેટ ફાઇનાન્સ બ્રાન્ચ,
૫૮, શ્રીમાળી સોસાયટી,
નવરંગપુરા,
અમદાવાદ - ૩૮૦ ૦૦૯

कोर्पोरेट वित्त शाखा
५८, श्रीमाली सोसायटी,
नवरंगपुरा,
अहमदाबाद - ३८० ००९.

CORPORATE FINANCE BRANCH
58, Shrimali Society,
Navrangpura,
Ahmedabad - 380 009.

ફોન/फोन/Phone : 26561044/1045

ફેક્સ/फैक्स/FAX : 26561178/26561128

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals- 391346
District Vadodara,
Gujarat

CFB.A/AMT-I/406 20th February 2007

Dear Sir,

<u>Satisfaction of Charge for Working Capital Loan of Rs. 87,75,60,716/- (DM 37,695,000 & US $ 27,974,520)</u>

We have to advise that the company has no outstanding dues (either principal and/or interest) in respect of the working capital loan of DM 37,695,000 & US $ 27,974,520 aggregating Rs. Rs. 87,75,60,716/- availed vide the Agreement for Hypothecation of goods & Assets dated 30th September 1994.

2. We request you to complete the statutory formalities for satisfaction of the charge with the Registrar of Companies, Gujarat .

Yours faithfully

AGM & Relationship Manager

MINISTRY OF COMPANY AFFAIRS
PAYMENT RECEIPT
G.A.R.7

Civil

SRN : A10652311 **Service Request Date :** 23-02-2007

Received From:

Name : Shashikala Lakshmana Rao
Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED
Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 17

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Particulars for satisfaction of charges

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 80007840 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: STATE BANK OF INDIA

Address:
NARIMAN POINT CENTRAL OFFICE
MUMBAI
Maharashtra
INDIA
400021

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 04/10/2000 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 500000000.00

4. *Date of satisfaction of charge in full: 20/02/2007 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

SBI Certificate - WCL Rs. 50 crore.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]



ભારતીય સ્ટેટ બેંક | भारतीय स्टेट बैंक | State Bank of India

કોર્પોરેટ ફાઇનાન્સ બ્રાન્ચ,
૫૮, શ્રીમાળી સોસાયટી,
નવરંગપુરા,
અમદાવાદ - ૩૮૦ ૦૦૯.

कोर्पोरेट वित्त शाखा
५८, श्रीमाली सोसायटी,
नवरंगपुरा,
अहमदाबाद - ३८० ००९.

CORPORATE FINANCE BRANCH
58, Shrimali Society,
Navrangpura,
Ahmedabad - 380 009

ફોન/फोन/Phone : 26561044/1045

ફેક્સ/फैक्स/FAX : 26561178/26561122

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals- 391346
District Vadodara,
Gujarat

CFB.A/AMT-I/405

20th February 2007

Dear Sir,

Satisfaction of Charge for Working Capital Loan of Rs. 50 Crores

We have to advise that the company has no outstanding dues (either principal and/or interest) in respect of the working capital loan of Rs 50 Crores (Rupees Fifty Crores only) availed vide the Agreement of Loan for overall limit and Agreement for Hypothecation of goods & Assets dated 4th October 2000.

2 We request you to complete the statutory formalities for satisfaction of the charge with the Registrar of Companies, Gujarat

Yours faithfully

AGM & Relationship Manager

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN	: A10651610	**Service Request Date :** 23-02-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 17

Particulars for satisfaction of charges

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 80007837 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: SBI BOI BOB SBS BOA CITIBANK AEB ANZBL HDFC

Address:
MAIN BRANCH FORT
CONSORTIUM CHARGE
MUMBAI
Maharashtra
INDIA
400001

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 10/02/1999 (DD/MM/YYYY)

(ii). Charge last modified date: 04/09/2000 (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 11465000000.00

4. *Date of satisfaction of charge in full: 20/02/2007 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

SBI Certificate -WCL 1146.50 Crore.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]



INDIAN PETROCHEMICALS CORPORATION LIMITED

MEETING OF THE EQUITY SHAREHOLDERS

Date : 14th April 2007

Time : 11:00 a.m.

Venue : R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. } .... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF INDIAN PETROCHEMICALS CORPORATION LIMITED

To,

The Equity Shareholders of Indian Petrochemicals Corporation Limited (the "**Applicant Company**").

TAKE NOTICE that by an Order made on the 16th day of March, 2007, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held on Saturday, the 14th day of April, 2007 at 11:00 a.m. at IPCL's R & D Auditorium, P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat, for the purpose of considering, and if thought fit, approving with or without modification(s), the Scheme of Amalgamation of the Applicant Company with Reliance Industries Limited.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at the IPCL's R & D Auditorium, P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat, on Saturday, the 14th day of April, 2007 at 11:00 a.m. at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you or your authorised representative, is deposited at the registered office of the Applicant Company at P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat, not later than 48 (forty eight) hours before the commencement of the said meeting.

The Hon'ble High Court of Judicature of Gujarat at Ahmedabad has appointed Hon'ble Mr. Justice S.D. Dave (Retd.) and in his absence Mr. Lalit Bhasin, the Independent Director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Statement under Section 393 of the Companies Act, 1956, a copy of the Scheme and a Form of Proxy is enclosed.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.

Registered Office:
P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, India.

Notes: (1) All alterations made in the Form of Proxy should be initialled.
(2) Only registered Equity Shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the Equity Shareholders' meeting.

Enclosed: As above

IN THE HIGH COURT OF GUJARAT
AT AHMEDABAD,
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, }
a company incorporated under the }
Companies Act, 1956 and having its }
registered office at P. O. Petrochemicals, }
Dist. Vadodara 391 346, Gujarat. }....Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 16th March, 2007 passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (**"IPCL"** or the **"Applicant Company"** or the **"Transferor Company"**) with Reliance Industries Limited (**"RIL"** or the **"Transferee Company"**) (the **"Scheme"** or **"Scheme of Amalgamation"**).

2. A copy of the Scheme, setting out the terms and conditions of the amalgamation of the Applicant Company with the Transferee Company, which has been approved by the Board of Directors of each of the Applicant Company and the Transferee Company at their respective meetings held on 10th March, 2007, is enclosed.

3. The Transferor Company was incorporated on 22nd March, 1969 in the State of Gujarat under the provisions of the Companies Act, 1956 (the **"Act"**).

4. The objects for which the Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldebydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *All types of man-made and synthetic fibres, including polyester, polyester filament yarn, polyester staple fibre, nylon staple fibre, nylon filament yarn, acrylic fibre, rayon, grade wood pulp, viscose staple fibre, polypropylene staple fibre, polyvinyl alcohol, vinyl acetate, polypropylene filament yarn, polyethylene terephthalate (P.E.T.), blended fibres, viscose filament yarn, modal fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types and grades and copolymer formulations and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, tubes, pipes, fittings, granules, laminates, co-extrudates or as processed goods, including specifically polyester chips, dimethyl terephthalate (D.M.T), purified terephthalic acid (P.T.A), mono-ethylene glycol (M.E.G.), acrylonitrile, p-xylene, polyester, metallised films, filament yarns, polyethylene, polypropylene, poly-styrene, poly-vinyl chloride, polyvinyl acetate, vinyl acetate, polymethyl metacrylate, epoxy resins, alkyd resins, melamine resins, polycarbonates, polyamides, polyacrylonitirile, acrylics, modacrylics, polysters such as polyethylene terephthalate and polyethylene isophthalate, polybutene terephthalate, thermosetting and thermoplastic materials and compounding agents and additives thereof.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retraders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically polybutadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminated articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including superficially polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types.*

(l) *All types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise."*

5. The details of the authorised, issued, subscribed and paid-up capital of the Transferor Company as on 28th February 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferor Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The Global Depository Receipts ("GDRs") representing the underlying equity shares of the Transferor Company are listed on Luxembourg Stock Exchange and traded on the PORTAL℠ Market of the United States National Association of Securities Dealers Inc. The non convertible debentures of the Applicant Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

6. The Transferee Company was incorporated as Mynylon Limited on 8th May, 1973 in the State of Karnataka under the provisions of the Act. The name of the Transferee Company was subsequently changed to Reliance Textile Industries Limited on 11th March, 1977. The place of the registered office of the Transferee Company was thereafter changed from the State of Karnataka to the State of Maharashtra on 2nd July, 1977. The name of the Transferee Company was again changed to Reliance Industries Limited on 27th June, 1985. The Transferee Company has its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, Maharashtra.

7. The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects, are set out hereunder:

   1. *To carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all kinds of man made fibres and man made fibre yarns of all kinds, man made fibre cords of all kinds and man made fibre fabrics of all kinds, mixed with or without mixing, materials like woolen, cotton, metallic or any other fibres of vegetable, mineral or animal origin, manufacturing such man made fibres and man made fibre products of all description and kinds with or without mixing fibres of other origin as described above, by any process using petrochemicals of all description or by using vegetable or mineral oils or products of all description required to produce such man made fibres.*

   2. *To carry on the business of manufacturers, dealers, importers and exporters, merchants, agents, factors and financiers and particularly manufacturers, dealers, etc. of all types of petro-chemicals like Naphta, Methane, Ethylene, Propylene, Butenes, Naphthalene, Cyclohexane, Cyclohexanone, Benzene, Phenol, Acetic Acid, Cellulose Acetate, Vinyl Acetates, Ammonia, Caprolactam, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon-6, Nylon 6.6, Nylon 6.10, Nylon 6.11, Nylon 7, their fibres, castings, mouldings, sheets, rods, etc., Ortho-xylene, Phthalic Anhydride, Alkyd Resins, Polyester fibres and films, mixed Xylenes, Paraxylene, Meta-xylene, Toluene, Cumene, Phenol, Styrene, Synthetic Rubbers, Butenes, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Alkyd resins, Urea, Methanol formaldehyde, UF, PF and MF resins, Hydrogen-cyanide, Poly-methyl Methacrylate, Acetylene, P.V.C. Polyethylene, Ethylene, dichloride Ethylene oxide, Ethyleneglycol, Polyglycols, Polyurethanes, Paraxylenes, Polystyrenes, Polypropylene, Isopropanol, Acetone, Propylene oxide, Propylene glycol, Acrylonitrile, Acrolein, Acylicesters, Acrylic Fibres, Allyl Chloride, Epichlor-hydrin Epoxy resins and all other petrochemical products and polymers in all their forms like resins, fibres, sheet mouldings, castings etc.*

   3. *To carry on the business of manufacturing, buying, selling, exchanging, converting, altering, importing, exporting, processing, twisting or otherwise handling or dealing in or using or advising users in the proper use of, cotton yarn, pure silk yarn, artificial silk yarn, staple fibre and such other fibre, fibres and fibrous materials, or allied products, by-products, substances or substitutes for all or any of them, or yarn or yarns, for textile or other use, as may be practicable.*

   4. *To manufacture or help in the manufacturing of any spare parts, accessories, or anything or things required and necessary for the above mentioned business.*

8. The details of the authorised, issued, subscribed and paid-up capital of the Transferee Company as on 28th February, 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferee Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs representing the underlying equity shares of the Transferee Company are listed on Luxembourg Stock Exchange and traded on the PORTAL℠ Market of the United States National Association of Securities Dealers Inc and SEAQ System (London Stock Exchange). The non convertible debentures of the Transferee Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

BACKGROUND TO THE AMALGAMATION

9. The Reliance group of companies (the "Reliance Group") which comprises RIL, which is its flagship company, and other subsidiaries and affiliate companies, is the largest business group in India on all major financial parameters, including sales, profits, net worth and assets.

10. IPCL was originally established as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. In June 2002, the Government of India as part of its disinvestment program divested 26% of its equity shares in IPCL in favour of Reliance Petroinvestments Limited (**"RPIL"**), an associate of RIL. RPIL acquired an additional 20% of the equity share capital of IPCL through a cash offer in terms of the

SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and currently holds 46.54% of IPCL's equity share capital.

11. IPCL presently operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara, a gas based cracker complex at Nagothane, and a gas based cracker complex at Gandhar. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). Further, in 2006, six polyester companies, namely Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited, were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

12. RIL, the flagship company of the Reliance Group, is one of the India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit. RIL is engaged in several businesses which *inter alia* include the production of crude oil and gas, petroleum refining, polyester, polymers and chemical products, production of textiles and such other businesses. RIL ranks amongst the world's top 10 producers for most of its products.

RATIONALE FOR THE AMALGAMATION

13. The Applicant Company and the Transferee Company are leading private sector companies in India in the Refining & Petrochemicals Sectors. The Transferee Company on the strength of its position as a major player in the polyester sector has been providing invaluable assistance in marketing the polyester products produced by the Applicant Company subsequent to the amalgamation of the aforementioned six polyester companies with the Applicant Company, and ensuring supply of key raw materials to the Applicant Company at optimum costs during the current financial year. Further, the Transferee Company has also facilitated the export of petrochemical products manufactured by the Applicant Company on the strength of its strong corporate relationship in international markets thereby significantly improving realisations and profit margins of the Applicant Company. The Board of Directors of the Applicant Company and the Transferee Company believe that the amalgamated entity will create greater value for the shareholders, than could be delivered as separate companies.

14. The key determinants for success in the global energy/chemicals sector are size, scale and integration. The proposed amalgamation of the Applicant Company with the Transferee Company is in line with these global trends, to achieve size, scale, integration and greater financial strength and flexibility, in the interests of maximising overall shareholder value.

15. The Transferee Company, as the amalgamated entity, would also be in a better position to achieve higher long term financial returns than would be achieved by the Applicant Company and the Transferee Company as separate entities. The Board of Directors of the Applicant Company and the Transferee Company believe that the amalgamation will make available manufacturing and other assets, financial, managerial and technical resources, personnel, capabilities, skills, expertise and technologies of both the Applicant Company and the Transferee Company leading to synergistic benefits, increased global competitiveness, cost reduction and efficiencies, productivity gains, and logistics advantages, thereby contributing to significant future growth.

16. The amalgamation, and the consequent benefits as outlined herein, will contribute to achievement of the objectives of strengthening leadership in the industry, not only in terms of the assets base, revenues, production volumes and market share, but also in terms of total shareholder return.

17. The Applicant Company's inherent operational strengths, the economies of scale and the consolidation opportunities offered by the proposed amalgamation will contribute to the profits of the amalgamated entity, thereby further enhancing overall shareholder value. The shareholders of the Applicant Company will become shareholders of the Transferee Company, which is the only private sector company from India to find place in the Fortune Global 500 list of the largest corporations in the world and will accordingly benefit.

18. The amalgamation of the Applicant Company with the Transferee Company would *inter alia* have the following benefits:

    a. *Size, Scale, Integration and Financial Strength*

    The amalgamation will strengthen the global ranking of the Transferee Company as one of the world's largest and most integrated energy and petrochemicals companies, in terms of assets, net worth, sales and profits. The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value. The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the Transferee Company to undertake large projects, thereby contributing to enhancement of future business potential. The respective Board of Directors of the Transferee Company and the Applicant Company both believe that the integrated facilities of the amalgamated entity, leading market share, and proprietary skill sets and capabilities, will provide a unique competitive advantage for future growth opportunities.

    b. *Global competitiveness*

    The Board of Directors of the Transferee Company and the Applicant Company believe that the integration of the manufacturing and other facilities of the Transferee Company and the Applicant Company will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets.

    c. *Market leadership*

    The amalgamation will contribute towards strengthening the Transferee Company's existing market leadership in all its major products. The Transferee Company will be a major player in the energy and petrochemicals sector and the Transferee Company's leading positions in different product categories would be brought together and would thus, create

increased value for the shareholders of the Applicant Company.

d. *Industry consolidation*

The various industry segments in the global market place are undergoing a consolidation phase. The amalgamated entity will have greater potential to effectively participate in this process of consolidation, through its enhanced financial strength and the increased ability to meet competition.

e. *Strategic fit and site integration*

The Board of Directors of the Applicant Company and the Transferee Company considered the complementary nature of the businesses of the Applicant Company and the Transferee Company in terms of their commercial strengths, geographic profiles and site integration. The major part of the total asset base of the amalgamated entity will be located in the State of Gujarat. This will enable the amalgamated entity to conduct operations in the most cost effective and efficient manner.

f. *Synergies*

The combination of upstream and downstream operations of the Applicant Company and the Transferee Company will create a unique level of integration for the amalgamated entity, spanning the entire value chain in the energy business. This will enable the amalgamated entity to achieve substantial savings in costs, significantly enhancing its earnings potential. The estimated cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

g. *Enhanced organizational capabilities*

The Transferee Company, as the amalgamated entity, will benefit from improved organizational capability, arising from the combination of people from the Applicant Company and the Transferee Company who have diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry. The amalgamated entity will also benefit from the proven leadership and management ability of both companies in all facets of the energy and petrochemicals business, and a consistent track record of success in executing key strategies.

h. *Complementary management strategies*

The Applicant Company and the Transferee Company share common fundamental management philosophies. Both companies pursue sustainable growth within a conservative financial framework. The two companies also share common corporate values. These values include protection of the environment, active support for the communities where they operate, promoting diversity and opportunity in the workforce and among business partners, and providing sustained returns to shareholders. The companies have a long and highly rewarding experience of working together, and the Board of Directors of the Applicant Company and the Transferee Company believe this will contribute to a smooth integration of the companies.

i. *Other factors*

The amalgamation is expected to be beneficial to the shareholders of both, the Applicant Company and the Transferee Company. The amalgamation will enhance value for shareholders of both companies through the amalgamated entity's access to greater market resources. The amalgamation will enhance value for shareholders of the Applicant Company through the resulting large asset base and scale of operations, particularly the Transferee Company's operations in oil and gas and petroleum refining which could reduce exposure to imports of feedstock, access to the Transferee Company's strong corporate relationships built up over decades, entry into new sectors, and access to the vast talent pool of the Transferee Company and its subsidiaries.

Further, investments in the future businesses will require additional resources on a substantial scale. The amalgamated entity will be better positioned to meet these increased resource requirements. An integrated and synergistic approach will be essential to function more effectively in an increasingly competitive environment. The amalgamated entity will obtain the advantage of lower operating costs by effective captive utilisation of products of both companies resulting in economies in logistics and thereby higher realisation. The amalgamation will also reduce administrative and other operating costs of running separate entities engaged in similar and allied fields and permit effective and optimal management and utilisation of resources thereby resulting in business synergies.

19. The Scheme was placed before the respective Board of Directors of the Applicant Company and the Transferee Company on 10th March, 2007, at which time M/s. Pricewaterhouse Coopers Private Limited, Mumbai and M/s. Ernst and Young Private Limited, Mumbai jointly recommended the share exchange ratio of 1 equity share of the Transferee Company of Rs. 10/- fully paid up for every 5 equity shares of the Applicant Company of Rs. 10/- each fully paid up (the **"Share Exchange Ratio"**) for the issue of shares to the shareholders of the Applicant Company upon the effectiveness of the Scheme. The Board of Directors of each of the companies, based on and relying upon the aforesaid expert advice, came to the conclusion that the proposed Share Exchange Ratio is fair and reasonable and decided to incorporate the same in the Scheme which was approved by them at their respective meetings on 10th March, 2007.

20. It is therefore proposed to amalgamate the Applicant Company with the Transferee Company by transfer and vesting of the undertaking and entire business of the Applicant Company on a going concern basis to the Transferee Company by way of a scheme of amalgamation under Sections 391 to 394 of the Act.

SALIENT FEATURES OF THE SCHEME

21. The salient features of the Scheme are:

(i) The Scheme envisages the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and all other relevant provisions of the Act on a going concern basis in the manner provided for in the Scheme, and the consequent issue of equity shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

(ii) The Scheme provides that the "Appointed Date" shall be April 1, 2006.

(iii) The "Effective Date" for the Scheme means the last of the dates on which the conditions referred to in Clause 18.1 of the Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in the Scheme to the date of **"coming into effect of the Scheme"** or **"effectiveness of the Scheme"** or **"Scheme taking effect"** shall mean the Effective Date.

(iv) The "Undertaking" (as defined in the Scheme) means the whole of the undertaking and entire business of the Transferor Company as a going concern including without limitation:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

(v) "Share Exchange Ratio" (as defined in the Scheme) means, the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in the Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company, in which ratio the equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company under the Scheme.

(vi) The Scheme also provides for the treatment of the existing GDRs of the Transferor Company and states that the Transferee Company shall instruct its depository to issue GDRs of the Transferee Company to the existing holders of GDRs of the Transferor Company in an appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company. In the event that the Transferee

Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities law or whose issuance will be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis.

(vii) The Scheme also provides that the promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme and that the shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(viii) The Scheme also provides for :

(a) the manner of vesting and transfer of the assets of the Transferor Company in the Transferee Company;

(b) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Transferor Company;

(c) the transfer of all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company;

(d) the transfer of all debts, liabilities, duties, and obligations of the Transferor Company;

(e) the transfer of all suits, actions and legal proceedings by or against the Transferor Company;

(f) the manner in which the business is to be carried on in trust by the Transferor Company for the benefit of the Transferee Company till the Effective Date;

(g) the transfer of permanent employees engaged in the Transferor Company to the Transferee Company on terms and conditions not less favourable than those on which they are engaged in the Transferor Company;

(h) the issuance of shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio and matters related thereto;

(i) the accounting treatment for the amalgamation in the books of the Transferor Company and the Transferee Company respectively; and

(j) the general terms and conditions applicable to the Scheme and other matters consequential and integrally connected thereto.

(ix) The Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other sanctions and approvals including sanctions of any Governmental Authority as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features thereof.

22. The financial position of the Transferee Company will not be adversely affected by the Scheme. The financial position of the Transferee Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise. There is no likelihood that any creditor of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed. The latest audited accounts of the Applicant Company and the Transferee Company indicate that both companies are in a solvent position and the amalgamated entity, i.e. the Transferee Company, would emerge stronger and thus be able to meet the liabilities as and when they arise in the ordinary course of business.

23. The rights and interests of the members and the creditors of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

24. The shares to be issued by the Transferee Company in exchange for shares of the Applicant Company which are currently subject to a lock-in pursuant to the amalgamation of the aforementioned six polyester companies with the Applicant Company under Sections 391-394 of the Act (the "**Existing Lock In**") will be subject to a lock-in for the remainder of the period of the Existing Lock In or such shorter period as may be permitted.

25. The Applicant Company has received no objection letters from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited for filing the Scheme with the High Court of Judicature of Gujarat at Ahmedabad.

26. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

27. On the Scheme being approved as per the requirements of Section 391 of the Act, the Applicant Company and the Transferee Company will seek the sanction of the High Court of Judicature of Gujarat at Ahmedabad and the High Court of Judicature at Bombay respectively to the Scheme. Upon the coming into effect of the Scheme, the Applicant Company shall stand dissolved, without winding up.

28. The directors of each of the Applicant Company and the Transferee Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the respective companies, or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trusts that hold shares in any of the companies or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

29. The details of the present Directors of the Applicant Company, and their shareholding in the Applicant Company and the Transferee Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	IPCL
Shri Mukesh D. Ambani	Chairman	18,07,923	-
Shri Nikhil R. Meswani	Director	1,21,174	-
Shri Anand Jain	Director	-	-
Shri K. P. Nanavaty	Director	68	500
Shri S. K. Anand	Whole-time Director	45	-
Shri Lalit Bhasin	Director	-	-
Shri S. V. Haribhakti	Director	-	-
Shri Sandeep H. Junnarkar	Director	500	-
Shri R. S. Lodha	Director	-	-
Shri S. K. Bhardwaj	Director	-	-

30. The details of the present Directors of the Transferee Company, and their shareholding in the Applicant Company and the Transferee Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	IPCL
Shri Mukesh D. Ambani	Chairman & Managing Director	18,07,923	-
Shri Nikhil R. Meswani	Executive Director	1,21,174	-
Shri Hital R. Meswani	Executive Director	87,930	-
Shri Hardev Singh Kohli	Executive Director	1,155	-
Shri Ramniklal H. Ambani	Director	83,647	2,425
Shri Mansingh L. Bhakta	Director	1,42,000	60,000
Shri Yogendra P. Trivedi	Director	11,500	1,000
Shri Dharamvir Kapur	Director	6,772	-
Shri Mahesh P. Modi	Director	562	-
Shri S. Venkitaramanan	Director	-	-
Prof. Ashok Misra	Director	174	230
Prof. Dipak C. Jain	Director	-	-

31. (a) The capital structure of the Transferee Company pre and post amalgamation is as follows:

	Pre-Amalgamation	Post-Amalgamation
Authorised Capital	**Rs. Crores**	**Rs. Crores**
Equity Shares	2,500	2,500
Preference Shares	500	500
Issued, Subscribed and Paid-up Capital		
Equity Shares	1,393.51	1,453.65

Note: Please refer Notes (1) & (2) to Clause 2.2 in the Scheme.

(b) The pre amalgamation shareholding pattern of the Applicant Company is as follows:

Category	Percentage
Promoter and Promoter Group	47.35
Mutual Funds	3.68
Financial Institutions/ Banks	2.42
Central Government/ State Governments	0.35
Insurance Companies	11.49
Foreign Institutional Investors	9.36
Bodies Corporate	10.18
Individuals	14.78
NRIs/ OCBs	0.29
GDRs	0.10
Total	**100.00**

(c) The pre and post-amalgamation shareholding pattern of the Transferee Company is as follows:

Category	Pre-Amalgamation	Post-Amalgamation
	%	%
Promoter and Promoter Group	50.88	50.73
Mutual Funds	2.48	2.53
Financial Institutions / Banks	0.12	0.21
Central Government / State Government(s)	0.26	0.27
Insurance Companies	5.43	5.68
Foreign Institutional Investors	19.53	19.11
Bodies Corporate	4.30	4.54
Individuals	12.61	12.69
NRIs/OCBs	0.82	0.81
Shares held against GDRs	3.57	3.43
Total	**100.00**	**100.00**

Note: Please refer Notes (1) & (2) to Clause 2.2 in the Scheme.

32. An equity shareholder/creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him, and such proxy need not be a member/creditor of the Applicant Company. The instrument appointing the proxy should however be deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours prior to the commencement of the meeting.

33. Corporate members/creditors intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorising such person to attend and vote on its behalf at the meeting.

34. The following documents will be open for inspection by the equity shareholders and creditors of the Applicant Company up to one day prior to the date of the Meeting at its registered office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturdays:

(a) Certified copy of the Order of the Hon'ble High Court of Gujarat at Ahmedabad dated 16th March, 2007 in the above Company Application directing the convening of the meetings of the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company;

(b) Memorandum and Articles of Association of the Applicant Company and the Transferee Company;

(c) Audited Accounts of the Applicant Company and the Transferee Company for the financial year ended 31st March 2006;

(d) No objection letters dated 13th March, 2007 and 14th March, 2007 received by the Applicant Company respectively from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited;

(e) Joint valuation report dated 10th March, 2007 issued by M/s. Pricewaterhouse Coopers Private Limited and M/s. Ernst and Young Private Limited;

(f) Scheme of Amalgamation.

This Statement may be treated as the Statement under Section 173 and also Section 393 of the Act. A copy of the Scheme and this Statement may also be obtained by the equity shareholders and creditors of the Applicant Company from the registered office of the Applicant Company during ordinary business hours on all working days except Saturdays.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.

Registered Office:

P.O. Petrochemicals,
Dist. Vadodara – 391346,
Gujarat, India.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Indian Petrochemicals Corporation Limited (the "Transferor Company")

WITH

Reliance Industries Limited (the "Transferee Company")

GENERAL

A. Description of Companies

I. Indian Petrochemicals Corporation Limited (**"IPCL"** or the **"Transferor Company"**) is a company incorporated under the Companies Act, 1956 having its Registered Office at P.O. Petrochemicals, Dist. Vadodara – 391346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibre intermediates and chemicals. IPCL operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Dahej; and a gas based cracker complex at Nagothane. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). In 2006, six polyester companies were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act (as defined hereinafter) and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

II. Reliance Industries Limited (**"RIL"** or the **"Transferee Company"**), is a company incorporated under the Companies Act, 1956 having its Registered Office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021. The Transferee Company is one of India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit and is a Fortune 500 company. RIL ranks amongst the world's top 10 producers for most of its products. Over the years, RIL's strategy has been to build leading market share in the domestic market, pursue export opportunities, implement vertical, forward and backward integration and, at the same time, to achieve economies of scale, focus on financial management and invest in infrastructure projects.

III. This Scheme of Amalgamation provides for the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

B. Rationale for the Scheme

The amalgamation of the Transferor Company with the Transferee Company would *inter alia* have the following benefits:

(a) Greater size, scale, integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value;

(b) Strengthening leadership in the industry, not only in terms of the assets base, revenues, product range, production volumes and market share, but also in terms of total shareholder return;

(c) The synergies that exist between the two entities in terms of the products, processes and resources can be put to the best advantage of all stakeholders;

(d) The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value;

(e) The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the amalgamated entity to undertake large projects, thereby contributing to enhancement of future business potential;

(f) The integration of the manufacturing and other facilities of IPCL and RIL will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets;

(g) The amalgamated entity will benefit from improved organizational capability and leadership, arising from the combination of people from IPCL and RIL who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry; and

(h) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

In view of the aforesaid, the Board of Directors of IPCL as well as the Board of Directors of RIL have considered and proposed the amalgamation of the entire undertaking and business of IPCL with RIL in order to benefit the stakeholders of both companies. Accordingly, the Board of Directors of both the companies have formulated this Scheme of Amalgamation for the transfer and vesting of the entire undertaking and business of IPCL to RIL pursuant to the provisions of Section 391 to Section 394 of the Act.

C. Parts of the Scheme:

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of the terms used in this Scheme of Amalgamation and sets out the share capital of the Transferor Company and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertaking (as hereinafter defined) of the Transferor Company to the Transferee Company;

(iii) **Part III** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of the Transferor Company;

(iv) Part IV deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(v) Part V deals with the dissolution of the Transferor Company and the general terms and conditions applicable to this Scheme of Amalgamation and other matters consequential and integrally connected thereto.

PART I

DEFINITIONS AND SHARE CAPITAL

1. DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

1.1 "Act" means the Companies Act, 1956 and includes any statutory re-enactment or amendment(s) thereto, from time to time;

1.2 "Appointed Date" means 1st April 2006;

1.3 "Effective Date" means the last of the dates on which the conditions referred to in Clause 18.1 of this Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in this Scheme to the date of "coming into effect of this Scheme" or "effectiveness of this Scheme" or "Scheme taking effect" shall mean the Effective Date;

1.4 "GDRs" means Global Depository Receipts issued pursuant to the issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws, and where relevant shall include the underlying equity shares relating thereto;

1.5 "Governmental Authority" means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.6 "High Court" shall mean the High Court of Gujarat at Ahmedabad having jurisdiction in relation to the Transferor Company and the High Court of Judicature at Bombay having jurisdiction in relation to the Transferee Company, as the context may admit and shall include the National Company Law Tribunal, if applicable; and "High Courts" shall mean both of them, as the context may require;

1.7 "Record Date" means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof for determining names of the equity shareholders of the Transferor Company, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 10.2 of this Scheme;

1.8 "Scheme" or "Scheme of Amalgamation" means this Scheme of Amalgamation as submitted to the High Courts together with any modification(s) approved or imposed or directed by the High Courts;

1.9 "Securities Act" shall mean the Securities Act of 1933, as amended, of the United States of America;

1.10 "Transferee Company" or "RIL" means Reliance Industries Limited, a public limited company incorporated under the Act, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.11 "Transferor Company" or "IPCL" means Indian Petrochemicals Corporation Limited, a public limited company incorporated under the Act, and having its registered office at P.O. Petrochemicals, Vadodara – 391346, Gujarat, India;

1.12 "Undertaking" shall mean the whole of the undertaking and entire business of the Transferor Company as a going concern, including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory amendment(s) or re-enactment thereof, from time to time.

2. SHARE CAPITAL

2.1 *Transferor Company*:

The authorised share capital and the issued, subscribed and paid-up share capital of the Transferor Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
(i) 40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
(ii) 40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Share Capital:		
30,30,10,937 Equity Shares of Rs. 10/- each		303,01,09,370
Subscribed and Paid-up Share Capital:		
30,07,02,798 Equity Shares of Rs. 10/- each	300,70,27,980	
Add: Shares Forfeited	82,72,495	301,53,00,475

2.2 *Transferee Company*:

The authorised, issued, subscribed and paid-up share capital of the Transferee Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
250,00,00,000 Equity Shares of Rs. 10 each	2500,00,00,000	
50,00,00,000 Preference Shares of Rs. 10 each	500,00,00,000	3000,00,00,000
Issued, Subscribed and Paid up Share Capital:		
139,35,08,041 Equity Shares of Rs. 10/- each fully paid up	1393,50,80,410	
Less: Calls in arrears – by others	31,27,380	1393,19,53,030

Notes:

1. The Transferee Company has proposed to issue, on preferential basis, to the promoter and entity/entities in the promoter group of the Transferee Company up to 12,00,00,000 warrants in accordance with the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (the "**Guidelines**"), where the warrant holders will be entitled to apply for and be allotted one fully paid equity share of the face value of Rs.10/- each of the Transferee Company for every warrant held by them. Pursuant to a Notice dated 24th February 2007, the Transferee Company has sought the approval of its members through postal ballot in terms of Section 81(1A) and Section 192A of the Act read with the Guidelines for the proposed issue of warrants and equity shares on conversion thereof. The postal ballot process is underway and is expected to be completed by the end of March, 2007.

2. The Transferee Company has reserved issuance of 6,96,75,402 equity shares of Rs. 10/- each for offering to employees under its employee stock option scheme.

3. DATE WHEN THE SCHEME COMES INTO OPERATION

The Scheme shall come into operation from the Appointed Date, but the same shall become effective on and from the Effective Date.

PART II

TRANSFER OF UNDERTAKING

4. TRANSFER OF UNDERTAKING

4.1 *Generally*:

Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the sanction of this Scheme by the High Courts and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, as a going concern without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 *Transfer of Assets*:

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All the assets and properties comprised in the Undertaking of whatsoever nature and wheresoever situate, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company.

(b) Without prejudice to the provisions of sub-clause (a) above in respect of such of the assets and properties of the Transferor Company, as are movable in nature or incorporeal property

or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the Transferor Company and shall, upon such transfer, become the assets and properties of the Transferee Company as an integral part of the Undertaking, without requiring any deed or instrument or conveyance for the same.

(c) In respect of movables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall on and from the Appointed Date stand transferred to and vested in the Transferee Company without any notice or other intimation to the debtors (although the Transferee Company may if it so deems appropriate, give notice in such form as it may deem fit and proper, to each person, debtor, or depositee, as the case may be, that the said debt, loan, advance, balance or deposit stand transferred and vested in the Transferee Company).

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether before or after the Appointed Date, shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All assets and properties of the Transferor Company as on the Appointed Date, whether or not included in the books of the Transferor Company, and all assets and properties, which are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall be deemed to be and shall become the assets and properties of the Transferee Company, and shall under the provisions of Sections 391 to 394 and all other applicable provisions if any of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Transferor Company after the Appointed Date without the prior written consent of the Transferee Company.

4.3 *Transfer of Liabilities:*

4.3.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all liabilities relating to and comprised in the Undertaking including all secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations and undertakings of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations along with any charge, encumbrance, lien or security thereon (herein referred to as the **"Liabilities"**) shall, pursuant to the sanction of this Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

4.3.2 All debts, liabilities, duties and obligations of the Transferor Company shall, as on the Appointed Date, whether or not provided in the books of the Transferor Company, and all debts and loans raised and used, and duties, liabilities and obligations incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date shall be deemed to be and shall become the debts, loans raised and used, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

4.3.3 Where any such debts, liabilities, duties and obligations of the Transferor Company as on the Appointed Date have been discharged by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

4.3.4 All loans raised and utilised and all liabilities, duties and obligations incurred or undertaken by the Transferor Company after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 391 to 394 of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

4.3.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, *ipso facto*, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect

shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

4.3.6 Without prejudice to the foregoing provisions of this Clause 4.3:

(i) All debentures, bonds, notes or other debt securities, if any, of the Transferor Company relating to the Liabilities comprised in the Undertaking, (hereinafter referred to as the "**Debt Securities**") shall, under the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the Debt Securities of the Transferee Company on the same terms and conditions and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in and shall be exercised by or against the Transferee Company to the same extent as if it were the Transferor Company in respect of the Debt Securities so transferred and vested.

(ii) Any Debt Securities issued by the Transferor Company and held by the Transferee Company shall, unless sold or transferred by the Transferee Company at any time prior to the Effective Date, stand cancelled as on the Effective Date and be of no effect and the Transferor Company shall have no further obligation in that behalf.

4.4 ***Encumbrances:***

4.4.1 The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clause 4.1 and Clause 4.2 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same as hereinafter provided.

4.4.2 All the existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**"), if any, created by the Transferor Company after the Appointed Date, in terms of this Scheme, over the assets comprised in the Undertaking or any part thereof transferred to the Transferee Company by virtue of this Scheme and in so far as such Encumbrances secure or relate to Liabilities of the Transferor Company, the same shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and such Encumbrances shall not relate or attach to any of the other assets of that Transferee Company. Provided however that no Encumbrances shall have been created by the Transferor Company over its assets after the Appointed Date without the prior written consent of the Transferee Company.

4.4.3 The existing Encumbrances over the assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of this Scheme.

4.4.4 Any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.5 Upon the coming into effect of this Scheme, the Transferee Company alone shall be liable to perform all obligations in respect of the liabilities, which have been transferred to it in terms of the Scheme.

4.4.6 It is expressly provided that, save as herein provided, no other term or condition of the liabilities transferred to the Transferee Company is modified by virtue of this Scheme except to the extent that such amendment is required by statutorily or by necessary implication.

4.4.7 The provisions of this Clause 4.4 shall operate in accordance with the terms of the Scheme, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

4.5 ***Inter - se Transactions:***

Without prejudice to the provisions of Clauses 4.1 to 4.4, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. CONTRACTS, DEEDS, ETC.

(a) Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements, assurances and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto or thereunder.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming

into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company. The Transferee Company shall receive relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

6. **LEGAL PROCEEDINGS**

On and from the Appointed Date, all suits, actions and legal proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and/or enforced as desired by the Transferee Company and on and from the Effective Date, shall be continued and/or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and/or arising by or against the Transferee Company.

7. **CONDUCT OF BUSINESS**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to the Transferor Company, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the business before the Appointed Date, shall be on account of the Transferor Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of the business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company, and, shall, in all proceedings, be dealt with accordingly.

(d) Any of the rights, powers, authorities and privileges attached or related or pertaining to and exercised by or available to the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertaking that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date:

(a) The Transferor Company shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking or any part thereof save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Transferee Company has been obtained.

(b) The Transferor Company shall not take, enter into, perform or undertake, as applicable (i) any material decision in relation to its business and affairs and operations (ii) any agreement or transaction (other than an agreement or transaction in the ordinary course of the Transferor Company's business); and (iii) such other matters as the Transferee Company may notify from time to time; without the prior written consent of the Transferee Company.

(c) Without prejudice to the generality of Clause (b) above, the Transferor Company shall not make any change in its capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 10.2 below), except under any of the following circumstances:

(i) by mutual consent of the respective Board/Committee of Directors of the Transferor Company and of the Transferee Company; or

(ii) as may be permitted under this Scheme.

8. **EMPLOYEES**

8.1 Upon the coming into effect of this Scheme:

(a) All the permanent employees of the Transferor Company who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on terms and conditions as to employment and remuneration not less favourable than those on which they are engaged or employed by the Transferor Company. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies

and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company (including the benefits of or under any Employee Stock Option Schemes applicable to or covering all or any of the employees of the Transferee Company), unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by the Transferor Company with any union/employee of the Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Company or any other special funds created or existing for the benefit of the concerned employees of the Transferor Company (collectively referred to as the **"Funds"**) and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the Transferor Company or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of the Transferor Company shall be transferred to such funds of the Transferee Company.

8.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date the Transferor Company shall not vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. SAVING OF CONCLUDED TRANSACTIONS

Subject to the terms of this Scheme, the transfer and vesting of the Undertaking of the Transferor Company under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

ISSUE OF EQUITY SHARES BY TRANSFEREE COMPANY

10.1 The provisions of this Part III shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

10.2 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are registered in the Register of Members of the Transferor Company on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company.

The ratio in which equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company is herein referred to as the **"Share Exchange Ratio"**.

10.3 Issue of new GDRs

(a) Upon the coming into effect of this Scheme, and the issue of shares in the Share Exchange Ratio by the Transferee Company pursuant to the provisions of this Scheme, the Transferee Company shall instruct its depository (the **"Transferee Depository"**) to issue GDRs of the Transferee Company to the existing eligible holders of GDRs of the Transferor Company in an appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company (the **"Deposit Agreement"**). The Transferor Company shall issue necessary instructions to its depository (the **"Transferor Depository"**) and the Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions of such issue.

(b) The Transferee Company and the Transferor Company shall take all such steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to sub-clause (a) above, and for listing the GDRs on the Luxembourg Stock Exchange.

(c) The GDRs issued to the existing eligible GDR holders of the Transferor Company pursuant to this Clause 10.3 shall be similar in all material respects with the existing GDRs of the Transferee Company.

(d) Notwithstanding the foregoing, in the event that the Transferee Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities

law or whose issuance may be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis. The Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents and arrangements as may be necessary and appropriate in this behalf.

(e) The equity shares issued pursuant to this Scheme in relation to the existing eligible GDR holders of the Transferor Company will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (e).

(f) If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with Section 4.03 of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the Transferee Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

10.4 Increase in issued, subscribed and paid-up capital of Transferee Company

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon the issuance of new equity shares in accordance with Clause 10.2 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company separately in a general meeting for issue of shares to the shareholders of the Transferor Company under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

10.5 General provisions:

(i) **Issue of Shares in dematerialized/physical form:**

(a) In so far as the issue of new equity shares pursuant to Clause 10.2 above is concerned, each of the shareholders of the Transferor Company holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company sha[ll] be issued to such members in physical form. Those o[f] the members of the Transferor Company who exercis[e] the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required in the notice provided by such shareholder to the Transferee Company. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company. The share certificates representing the equity shares of the Transferor Company (including equity shares underlying the GDRs) shall stand automatically and irrevocably cancelled on the issue of new equity by the Transferee Company in terms of Clause 10.2 above.

(b) Each of the members of the Transferor Company holding shares of the Transferor Company in dematerialised form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the Record Date in terms of Clause 10.2 above.

(ii) **Pending share transfers, etc.:**

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Company, after the effectiveness of this Scheme;

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

(iii) **New Equity Shares subject to same terms:**

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and

Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date;

(b) The new equity shares of the Transferee Company issued in terms of Clause 10.2 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges. The promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme. The shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(iv) **Obtaining of approvals:**

For the purpose of issue of equity shares to the shareholders of the Transferor Company, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

(v) **Fractional Entitlement:**

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Company are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors/Committee of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Company may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "**Trustee**"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Company in proportion to their respective fractional entitlements.

(vi) **Exemption From Registration:**

The equity shares issued pursuant to this Scheme will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (vi).

PART IV

ACCOUNTING TREATMENT AND DIVIDENDS

11. ACCOUNTING TREATMENT

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities in the books of the Transferee Company, the fair value of the assets and liabilities shall be determined as of the Appointed Date and accounted appropriately as may be decided by the Board of Directors of the Transferee Company.

(b) As considered appropriate for the purpose of reflecting the fair value of assets and liabilities of the Transferor Company and the Transferee Company in the books of the Transferee Company on the Appointed Date, suitable effect may be given including, but not restricted to, elimination of inter-company transactions and balances between the Transferor Company and the Transferee Company and/or application of uniform accounting policies and methods.

(c) The aggregate excess or deficit of value of the net assets of the Transferor Company (determined as per sub-clause (a) above), the net effect of the adjustments (referred in sub-clause (b) above) and costs, charges, stamp duty and expenses in connection with the Scheme, over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Company pursuant to this Scheme shall be transferred by the Transferee Company to its Securities Premium Account.

12. DECLARATION OF DIVIDEND

12.1 For the avoidance of doubt it is hereby clarified that nothing in this Scheme shall prevent the Transferee Company from declaring and paying dividends, whether interim or final, to its equity shareholders as on the respective record date for the purpose of dividend and the shareholders of the Transferor Company shall not be entitled to dividends, if any, declared by the Transferee Company prior to the Effective Date. On and from the earlier of the dates of filing this Scheme with the High Courts and until the Effective Date, the Transferor Company shall declare a dividend only after prior consultation with the Transferee Company.

12.2 Until the coming into effect of this Scheme, the holders of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association.

12.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

PART V

DISSOLUTION OF TRANSFEROR COMPANY AND GENERAL TERMS AND CONDITIONS

13. DISSOLUTION OF TRANSFEROR COMPANY

On the coming into effect of this Scheme, the Transferor Company shall stand dissolved without winding-up.

14. VALIDITY OF EXISTING RESOLUTIONS, ETC.

Upon the coming into effect of this Scheme the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

15. MODIFICATION OF SCHEME

15.1 The Transferor Company and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director/Executive authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modification(s) or addition(s) to this Scheme which the High Courts or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Company and the Transferee Company may in their discretion accept or such modification(s) or addition(s) as the Transferor Company and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Company and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect, and/or give such consents as may be required in terms of this Scheme. In the event that any conditions are imposed by the High Courts or any Governmental Authorities, which the Transferor Company or the Transferee Company find unacceptable for any reason, then the Transferor Company and the Transferee Company shall be at liberty to withdraw the Scheme.

15.2 For the purpose of giving effect to this Scheme or to any modification(s) thereof or addition(s) thereto, the Delegates (acting jointly) of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the Transferor Company) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

16. FILING OF APPLICATIONS

The Transferor Company and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the respective High Courts having jurisdiction for sanction of this Scheme under the provisions of law, and shall apply for such approvals as may be required under law.

17. APPROVALS

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertaking and to carry on the business of the Transferor Company.

18. SCHEME CONDITIONAL UPON SANCTIONS, ETC.

18.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(ii) Such other sanctions and approvals including sanctions of any Governmental Authority as may be required by law in respect of the Scheme being obtained; and

(iii) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

18.2 In the event of this Scheme failing to take effect finally by 31st December 2007, or by such later date as may be agreed by the Board of Directors of the Transferor Company and the Board of Directors of the Transferee Company or their respective Delegates, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

19. COSTS, CHARGES AND EXPENSES

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Company and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the arrangement of the Transferor Company with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat;

- And -

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the }
Companies Act, 1956 and having its registered office at P. O. Petrochemicals, }
Dist. Vadodara 391 346, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder(s) of the Applicant Company hereby appoint ________________ of ________________ and failing him / her ________________ of ________________ as my/our proxy, to act for me / us at the meeting of the Equity Shareholders of the Applicant Company to be held on **Saturday, the 14th day of April,** 2007 at 11.00 a.m. at **IPCL's R & D Auditorium, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat** for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (the 'Applicant Company' or the '**Transferor Company**') with Reliance Industries Limited (**the 'Transferee Company'**) and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ________________ (here, if for, insert '**for**'; if against, insert '**against**', and in the latter case, strike out the words below after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

* *Strike out what is not necessary.*

Dated this __________ day of ______________ 2007

Name: ________________________________

Address: ________________________________

____

Affix
Re. 1
Revenue
Stamp

Signature across the stamp

(For Demat holding) DP Id. ________________ **Client Id.** ________________

(For Physical holding) Folio No. ________________

No. of shares held : ________________

Signature of Shareholder(s) : Sole holder / First holder - ________________

Second holder - ________________

Third holder - ________________

Signature of Proxy: - ________________

NOTES:

1. Please affix Revenue Stamp before putting Signature.
2. All alterations made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the registered office of the Applicant Company, not later than FORTY EIGHT hours before the commencement of the meeting.
4. Proxy need not be a shareholder of the Applicant Company.
5. In case of multiple proxies, the proxy later in time shall be accepted.

Cut here

ATTENDANCE SLIP



INDIAN PETROCHEMICALS CORPORATION LIMITED

Registered Office : P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP Id*			Folio No.	
Client Id*			No. of Share(s) held	

NAME AND ADDRESS OF THE SHAREHOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Equity Shareholders of the Company convened pursuant to the Order dated 16th March 2007 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Saturday, the 14th day of April 2007, at 11:00 a.m. at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Equity Shareholder or proxy : ____________________

Notes :

1. *Applicable for shareholders holding shares in dematerialised form.
2. Shareholder(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Indian Petrochemicals Corporation Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034



INDIAN PETROCHEMICALS CORPORATION LIMITED

MEETING OF THE SECURED CREDITORS
(INCLUDING DEBENTURE HOLDERS)

Date : 14th April 2007

Time : 12:00 noon or so soon after the conclusion of the meeting of the Equity Shareholders

Venue : R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the }
Companies Act, 1956 and having its registered office at P. O. Petrochemicals, }
Dist. Vadodara 391 346, Gujarat. } .... Applicant Company

NOTICE CONVENING MEETING OF THE SECURED CREDITORS (INCLUDING DEBENTURE HOLDERS) OF INDIAN PETROCHEMICALS CORPORATION LIMITED

To,

The Secured Creditors (including Debenture holders) of the Indian Petrochemicals Corporation Limited (the "**Applicant Company**").

TAKE NOTICE that by an Order made on the 16th day of March, 2007, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Secured Creditors (including Debenture holders) of the Applicant Company be convened and held at IPCL's R & D Auditorium, P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat on Saturday, the 14th day of April, 2007 at 12:00 noon or so soon after the conclusion of the meeting of the Equity Shareholders of the Applicant Company for the purpose of considering, and if thought fit, approving with or without modification(s), the Scheme of Amalgamation of the Applicant Company with Reliance Industries Limited.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Secured Creditors (including Debenture holders) of the Applicant Company will be convened and held at IPCL's R & D Auditorium, P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat on Saturday, the 14th day of April, 2007 at 12:00 noon or so soon after the conclusion of the meeting of the Equity Shareholders at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you or by your authorised representative, is deposited at the registered office of the Applicant Company at P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat, not later than 48 (forty eight) hours before the commencement of the said meeting.

The Hon'ble High Court of Judicature of Gujarat at Ahmedabad has appointed the Hon'ble Mr. Justice S. D. Dave (Retd.) and in his absence Mr. Lalit Bhasin, the Independent Director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Statement under Section 393 of the Companies Act, 1956, a copy of the Scheme and a Form of Proxy is enclosed.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.

Registered Office:
P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, India.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosed: As above

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD, ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO. 126 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, }
a company incorporated under the }
Companies Act, 1956 and having its }
registered office at P. O. Petrochemicals, }
Dist. Vadodara 391 346, Gujarat. } ...Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 16th March, 2007 passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (**"IPCL"** or the **"Applicant Company"** or the **"Transferor Company"**) with Reliance Industries Limited (**"RIL"** or the **"Transferee Company"**) (the **"Scheme"** or **"Scheme of Amalgamation"**).

2. A copy of the Scheme, setting out the terms and conditions of the amalgamation of the Applicant Company with the Transferee Company, which has been approved by the Board of Directors of each of the Applicant Company and the Transferee Company at their respective meetings held on 10th March, 2007, is enclosed.

3. The Transferor Company was incorporated on 22nd March, 1969 in the State of Gujarat under the provisions of the Companies Act, 1956 (the "Act").

4. The objects for which the Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

   "1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

   (a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

   (b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

   (c) *All petrochemicals, building blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldebydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

   (d) *All types of man-made and synthetic fibres, including polyester, polyester filament yarn, polyester staple fibre, nylon staple fibre, nylon filament yarn, acrylic fibre, rayon, grade wood pulp, viscose staple fibre, polypropylene staple fibre, polyvinyl alcohol, vinyl acetate, polypropylene filament yarn, polyethylene terephthalate (P.E.T.), blended fibres, viscose filament yarn, modal fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types and grades and copolymer formulations and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, tubes, pipes, fittings, granules, laminates, co-extrudates or as processed goods, including specifically polyester chips, dimethyl terephthalate (D.M.T), purified terephthalic acid (P.T.A), mono-ethylene glycol (M.E.G.), acrylonitrile, p-xylene, polyester, metallised films, filament yarns, polyethylene, polypropylene, polystyrene, poly-vinyl chloride, polyvinyl acetate, vinyl acetate, polymethyl metacrylate, epoxy resins, alkyd resins, melamine resins, polycarbonctes, polyamides, polyacrylonitirile, acrylics, modacrylics, polysters such as polyethylene terephthalate and polyethylene isophthalate, polybutene terephthalate, thermosetting and thermoplastic materials and compounding agents and additives thereof.*

   (e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retraders and colouring chemicals.*

   (f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically polybutadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminated articles.*

   (g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including superficially polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types.*

(l) *All types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise."*

5. The details of the authorised, issued, subscribed and paid-up capital of the Transferor Company as on 28th February 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferor Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The Global Depository Receipts ("GDRs") representing the underlying equity shares of the Transferor Company are listed on Luxembourg Stock Exchange and traded on the PORTALsm Market of the United States National Association of Securities Dealers Inc. The non convertible debentures of the Applicant Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

6. The Transferee Company was incorporated as Mynylon Limited on 8th May, 1973 in the State of Karnataka under the provisions of the Act. The name of the Transferee Company was subsequently changed to Reliance Textile Industries Limited on 11th March, 1977. The place of the registered office of the Transferee Company was thereafter changed from the State of Karnataka to the State of Maharashtra on 2nd July, 1977. The name of the Transferee Company was again changed to Reliance Industries Limited on 27th June, 1985. The Transferee Company has its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, Maharashtra.

7. The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects, are set out hereunder:

1. *To carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all kinds of man made fibres and man made fibre yarns of all kinds, man made fibre cords of all kinds and man made fibre fabrics of all kinds, mixed with or without mixing, materials like woolen, cotton, metallic or any other fibres of vegetable, mineral or animal origin, manufacturing such man made fibres and man made fibre products of all description and kinds with or without mixing fibres of other origin as described above, by any process using petrochemicals of all description or by using vegetable or mineral oils or products of all description required to produce such man made fibres.*

2. *To carry on the business of manufacturers, dealers, importers and exporters, merchants, agents, factors and financiers and particularly manufacturers, dealers, etc. of all types of petrochemicals like Naphta, Methane, Ethylene, Propylene, Butenes, Naphthalene, Cyclohexane, Cyclohexanone, Benzene, Phenol, Acetic Acid, Cellulose Acetate, Vinyl Acetates, Ammonia, Caprolactam, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon-6, Nylon 6.6, Nylon 6.10, Nylon 6.11, Nylon 7, their fibres, castings, mouldings, sheets, rods, etc., Ortho-xylene, Phthalic Anhydride, Alkyd Resins, Polyester fibres and films, mixed Xylenes, Paraxylene, Meta-xylene, Toluene, Cumene, Phenol, Styrene, Synthetic Rubbers, Butenes, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Alkyd resins, Urea, Methanol formaldehyde, UF, PF and MF resins, Hydrogen-cyanide, Polymethyl Methacrylate, Acetylene, P.V.C. Polyethylene, Ethylene, dichloride Ethylene oxide, Ethyleneglycol, Polyglycols, Polyurethanes, Paraxylenes, Polystyrenes, Polypropylene, Isopropanol, Acetone, Propylene oxide, Propylene glycol, Acrylonitrile, Acrolein, Acylicesters, Acrylic Fibres, Allyl Chloride, Epichlor-hydrin Epoxy resins and all other petrochemical products and polymers in all their forms like resins, fibres, sheet mouldings, castings etc.*

3. *To carry on the business of manufacturing, buying, selling, exchanging, converting, altering, importing, exporting, processing, twisting or otherwise handling or dealing in or using or advising users in the proper use of, cotton yarn, pure silk yarn, artificial silk yarn, staple fibre and such other fibre, fibres and fibrous materials, or allied products, by-products, substances or substitutes for all or any of them, or yarn or yarns, for textile or other use, as may be practicable.*

4. *To manufacture or help in the manufacturing of any spare parts, accessories, or anything or things required and necessary for the above mentioned business.*

8. The details of the authorised, issued, subscribed and paid-up capital of the Transferee Company as on 28th February, 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferee Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs representing the underlying equity shares of the Transferee Company are listed on Luxembourg Stock Exchange and traded on the PORTALsm Market of the United States National Association of Securities Dealers Inc and SEAQ System (London Stock Exchange). The non convertible debentures of the Transferee Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

BACKGROUND TO THE AMALGAMATION

9. The Reliance group of companies (the **"Reliance Group"**) which comprises RIL, which is its flagship company, and other subsidiaries and affiliate companies, is the largest business group in India on all major financial parameters, including sales, profits, net worth and assets.

10. IPCL was originally established as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. In June 2002, the Government of India as part of its disinvestment program divested 26% of its equity shares in IPCL in favour of Reliance Petroinvestments Limited (**"RPIL"**), an associate of RIL. RPIL acquired an additional 20% of the equity share capital of IPCL through a cash offer in terms of the

SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and currently holds 46.54% of IPCL's equity share capital.

11. IPCL presently operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara, a gas based cracker complex at Nagothane, and a gas based cracker complex at Gandhar. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). Further, in 2006, six polyester companies, namely Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited, were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

12. RIL, the flagship company of the Reliance Group, is one of the India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit. RIL is engaged in several businesses which *inter alia* include the production of crude oil and gas, petroleum refining, polyester, polymers and chemical products, production of textiles and such other businesses. RIL ranks amongst the world's top 10 producers for most of its products.

RATIONALE FOR THE AMALGAMATION

13. The Applicant Company and the Transferee Company are leading private sector companies in India in the Refining & Petrochemicals Sectors. The Transferee Company on the strength of its position as a major player in the polyester sector has been providing invaluable assistance in marketing the polyester products produced by the Applicant Company subsequent to the amalgamation of the aforementioned six polyester companies with the Applicant Company, and ensuring supply of key raw materials to the Applicant Company at optimum costs during the current financial year. Further, the Transferee Company has also facilitated the export of petrochemical products manufactured by the Applicant Company on the strength of its strong corporate relationship in international markets thereby significantly improving realisations and profit margins of the Applicant Company. The Board of Directors of the Applicant Company and the Transferee Company believe that the amalgamated entity will create greater value for the shareholders, than could be delivered as separate companies.

14. The key determinants for success in the global energy/chemicals sector are size, scale and integration. The proposed amalgamation of the Applicant Company with the Transferee Company is in line with these global trends, to achieve size, scale, integration and greater financial strength and flexibility, in the interests of maximising overall shareholder value.

15. The Transferee Company, as the amalgamated entity, would also be in a better position to achieve higher long term financial returns than would be achieved by the Applicant Company and the Transferee Company as separate entities. The Board of Directors of the Applicant Company and the Transferee Company believe that the amalgamation will make available manufacturing and other assets, financial, managerial and technical resources, personnel, capabilities, skills, expertise and technologies of both the Applicant Company and the Transferee Company leading to synergistic benefits, increased global competitiveness, cost reduction and efficiencies, productivity gains, and logistics advantages, thereby contributing to significant future growth.

16. The amalgamation, and the consequent benefits as outlined herein, will contribute to achievement of the objectives of strengthening leadership in the industry, not only in terms of the assets base, revenues, production volumes and market share, but also in terms of total shareholder return.

17. The Applicant Company's inherent operational strengths, the economies of scale and the consolidation opportunities offered by the proposed amalgamation will contribute to the profits of the amalgamated entity, thereby further enhancing overall shareholder value. The shareholders of the Applicant Company will become shareholders of the Transferee Company, which is the only private sector company from India to find place in the Fortune Global 500 list of the largest corporations in the world and will accordingly benefit.

18. The amalgamation of the Applicant Company with the Transferee Company would *inter alia* have the following benefits:

    a. *Size, Scale, Integration and Financial Strength*

    The amalgamation will strengthen the global ranking of the Transferee Company as one of the world's largest and most integrated energy and petrochemicals companies, in terms of assets, net worth, sales and profits. The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value. The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the Transferee Company to undertake large projects, thereby contributing to enhancement of future business potential. The respective Board of Directors of the Transferee Company and the Applicant Company both believe that the integrated facilities of the amalgamated entity, leading market share, and proprietary skill sets and capabilities, will provide a unique competitive advantage for future growth opportunities.

    b. *Global competitiveness*

    The Board of Directors of the Transferee Company and the Applicant Company believe that the integration of the manufacturing and other facilities of the Transferee Company and the Applicant Company will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets.

    c. *Market leadership*

    The amalgamation will contribute towards strengthening the Transferee Company's existing market leadership in all its major products. The Transferee Company will be a major player in the energy and petrochemicals sector and the Transferee Company's leading positions in different product categories would be brought together and would thus, create

increased value for the shareholders of the Applicant Company.

d. *Industry consolidation*

The various industry segments in the global market place are undergoing a consolidation phase. The amalgamated entity will have greater potential to effectively participate in this process of consolidation, through its enhanced financial strength and the increased ability to meet competition.

e. *Strategic fit and site integration*

The Board of Directors of the Applicant Company and the Transferee Company considered the complementary nature of the businesses of the Applicant Company and the Transferee Company in terms of their commercial strengths, geographic profiles and site integration. The major part of the total asset base of the amalgamated entity will be located in the State of Gujarat. This will enable the amalgamated entity to conduct operations in the most cost effective and efficient manner.

f. *Synergies*

The combination of upstream and downstream operations of the Applicant Company and the Transferee Company will create a unique level of integration for the amalgamated entity, spanning the entire value chain in the energy business. This will enable the amalgamated entity to achieve substantial savings in costs, significantly enhancing its earnings potential. The estimated cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

g. *Enhanced organizational capabilities*

The Transferee Company, as the amalgamated entity, will benefit from improved organizational capability, arising from the combination of people from the Applicant Company and the Transferee Company who have diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry. The amalgamated entity will also benefit from the proven leadership and management ability of both companies in all facets of the energy and petrochemicals business, and a consistent track record of success in executing key strategies.

h. *Complementary management strategies*

The Applicant Company and the Transferee Company share common fundamental management philosophies. Both companies pursue sustainable growth within a conservative financial framework. The two companies also share common corporate values. These values include protection of the environment, active support for the communities where they operate, promoting diversity and opportunity in the workforce and among business partners, and providing sustained returns to shareholders. The companies have a long and highly rewarding experience of working together, and the Board of Directors of the Applicant Company and the Transferee Company believe this will contribute to a smooth integration of the companies.

i. *Other factors*

The amalgamation is expected to be beneficial to the shareholders of both, the Applicant Company and the Transferee Company. The amalgamation will enhance value for shareholders of both companies through the amalgamated entity's access to greater market resources. The amalgamation will enhance value for shareholders of the Applicant Company through the resulting large asset base and scale of operations, particularly the Transferee Company's operations in oil and gas and petroleum refining which could reduce exposure to imports of feedstock, access to the Transferee Company's strong corporate relationships built up over decades, entry into new sectors, and access to the vast talent pool of the Transferee Company and its subsidiaries.

Further, investments in the future businesses will require additional resources on a substantial scale. The amalgamated entity will be better positioned to meet these increased resource requirements. An integrated and synergistic approach will be essential to function more effectively in an increasingly competitive environment. The amalgamated entity will obtain the advantage of lower operating costs by effective captive utilisation of products of both companies resulting in economies in logistics and thereby higher realisation. The amalgamation will also reduce administrative and other operating costs of running separate entities engaged in similar and allied fields and permit effective and optimal management and utilisation of resources thereby resulting in business synergies.

19. The Scheme was placed before the respective Board of Directors of the Applicant Company and the Transferee Company on 10th March, 2007, at which time M/s. Pricewaterhouse Coopers Private Limited, Mumbai and M/s. Ernst and Young Private Limited, Mumbai jointly recommended the share exchange ratio of 1 equity share of the Transferee Company of Rs. 10/- fully paid up for every 5 equity shares of the Applicant Company of Rs. 10/- each fully paid up (the "**Share Exchange Ratio**") for the issue of shares to the shareholders of the Applicant Company upon the effectiveness of the Scheme. The Board of Directors of each of the companies, based on and relying upon the aforesaid expert advice, came to the conclusion that the proposed Share Exchange Ratio is fair and reasonable and decided to incorporate the same in the Scheme which was approved by them at their respective meetings on 10th March, 2007.

20. It is therefore proposed to amalgamate the Applicant Company with the Transferee Company by transfer and vesting of the undertaking and entire business of the Applicant Company on a going concern basis to the Transferee Company by way of a scheme of amalgamation under Sections 391 to 394 of the Act.

SALIENT FEATURES OF THE SCHEME

21. The salient features of the Scheme are:

(i) The Scheme envisages the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and all other relevant provisions of the Act on a going concern basis in the manner provided for in the Scheme, and the consequent issue of equity shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

(ii) The Scheme provides that the "Appointed Date" shall be April 1, 2006.

(iii) The "Effective Date" for the Scheme means the last of the dates on which the conditions referred to in Clause 18.1 of the Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in the Scheme to the date of "**coming into effect of the Scheme**" or "**effectiveness of the Scheme**" or "**Scheme taking effect**" shall mean the Effective Date.

(iv) The "Undertaking" (as defined in the Scheme) means the whole of the undertaking and entire business of the Transferor Company as a going concern including without limitation:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature, whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

(v) "Share Exchange Ratio" (as defined in the Scheme) means, the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in the Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company, in which ratio the equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company under the Scheme.

(vi) The Scheme also provides for the treatment of the existing GDRs of the Transferor Company and states that the Transferee Company shall instruct its depository to issue GDRs of the Transferee Company to the existing holders of GDRs of the Transferor Company in an appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company. In the event that the Transferee

Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities law or whose issuance will be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis.

(vii) The Scheme also provides that the promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme and that the shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(viii) The Scheme also provides for :

(a) the manner of vesting and transfer of the assets of the Transferor Company in the Transferee Company;

(b) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Transferor Company;

(c) the transfer of all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company;

(d) the transfer of all debts, liabilities, duties, and obligations of the Transferor Company;

(e) the transfer of all suits, actions and legal proceedings by or against the Transferor Company;

(f) the manner in which the business is to be carried on in trust by the Transferor Company for the benefit of the Transferee Company till the Effective Date;

(g) the transfer of permanent employees engaged in the Transferor Company to the Transferee Company on terms and conditions not less favourable than those on which they are engaged in the Transferor Company;

(h) the issuance of shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio and matters related thereto;

(i) the accounting treatment for the amalgamation in the books of the Transferor Company and the Transferee Company respectively; and

(j) the general terms and conditions applicable to the Scheme and other matters consequential and integrally connected thereto.

(ix) The Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other sanctions and approvals including sanctions of any Governmental Authority as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features thereof.

22. The financial position of the Transferee Company will not be adversely affected by the Scheme. The financial position of the Transferee Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise. There is no likelihood that any creditor of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed. The latest audited accounts of the Applicant Company and the Transferee Company indicate that both companies are in a solvent position and the amalgamated entity, i.e. the Transferee Company, would emerge stronger and thus be able to meet the liabilities as and when they arise in the ordinary course of business.

23. The rights and interests of the members and the creditors of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

24. The shares to be issued by the Transferee Company in exchange for shares of the Applicant Company which are currently subject to a lock-in pursuant to the amalgamation of the aforementioned six polyester companies with the Applicant Company under Sections 391-394 of the Act (the **"Existing Lock In"**) will be subject to a lock-in for the remainder of the period of the Existing Lock In or such shorter period as may be permitted.

25. The Applicant Company has received no objection letters from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited for filing the Scheme with the High Court of Judicature of Gujarat at Ahmedabad.

26. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

27. On the Scheme being approved as per the requirements of Section 391 of the Act, the Applicant Company and the Transferee Company will seek the sanction of the High Court of Judicature of Gujarat at Ahmedabad and the High Court of Judicature at Bombay respectively to the Scheme. Upon the coming into effect of the Scheme, the Applicant Company shall stand dissolved, without winding up.

28. The directors of each of the Applicant Company and the Transferee Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the respective companies, or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trusts that hold shares in any of the companies or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

29. The details of the present Directors of the Applicant Company, and their shareholding in the Applicant Company and the Transferee Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in RIL	Equity Shares held in IPCL
Shri Mukesh D. Ambani	Chairman	18,07,923	-
Shri Nikhil R. Meswani	Director	1,21,174	-
Shri Anand Jain	Director	-	-
Shri K. P. Nanavaty	Director	68	500
Shri S. K. Anand	Whole-time Director	45	-
Shri Lalit Bhasin	Director	-	-
Shri S. V. Haribhakti	Director	-	-
Shri Sandeep H. Junnarkar	Director	500	-
Shri R. S. Lodha	Director	-	-
Shri S. K. Bhardwaj	Director	-	-

30. The details of the present Directors of the Transferee Company, and their shareholding in the Applicant Company and the Transferee Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in RIL	Equity Shares held in IPCL
Shri Mukesh D. Ambani	Chairman & Managing Director	18,07,923	-
Shri Nikhil R. Meswani	Executive Director	1,21,174	-
Shri Hital R. Meswani	Executive Director	87,930	-
Shri Hardev Singh Kohli	Executive Director	1,155	-
Shri Ramniklal H. Ambani	Director	83,647	2,425
Shri Mansingh L. Bhakta	Director	1,42,000	60,000
Shri Yogendra P. Trivedi	Director	11,500	1,000
Shri Dharamvir Kapur	Director	6,772	-
Shri Mahesh P. Modi	Director	562	-
Shri S. Venkitaramanan	Director	-	-
Prof. Ashok Misra	Director	174	230
Prof. Dipak C. Jain	Director	-	-

31. (a) The capital structure of the Transferee Company pre and post amalgamation is as follows:

	Pre-Amalgamation	Post-Amalgamation
Authorised Capital	**Rs. Crores**	**Rs. Crores**
Equity Shares	2,500	2,500
Preference Shares	500	500
Issued, Subscribed and Paid-up Capital		
Equity Shares	1,393.51	1,453.65

Note: Please refer Notes (1) & (2) to Clause 2.2 in the Scheme.

(b) The pre amalgamation shareholding pattern of the Applicant Company is as follows:

Category	Percentage
Promoter and Promoter Group	47.35
Mutual Funds	3.68
Financial Institutions/ Banks	2.42
Central Government/ State Governments	0.35
Insurance Companies	11.49
Foreign Institutional Investors	9.36
Bodies Corporate	10.18
Individuals	14.78
NRIs/ OCBs	0.29
GDRs	0.10
Total	**100.00**

(c) The pre and post-amalgamation shareholding pattern of the Transferee Company is as follows:

Category	Pre-Amalgamation %	Post-Amalgamation %
Promoter and Promoter Group	50.88	50.73
Mutual Funds	2.48	2.53
Financial Institutions / Banks	0.12	0.21
Central Government / State Government(s)	0.26	0.27
Insurance Companies	5.43	5.68
Foreign Institutional Investors	19.53	19.11
Bodies Corporate	4.30	4.54
Individuals	12.61	12.69
NRIs/OCBs	0.82	0.81
Shares held against GDRs	3.57	3.43
Total	**100.00**	**100.00**

Note: Please refer Notes (1) & (2) to Clause 2.2 in the Scheme.

32. An equity shareholder/creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him, and such proxy need not be a member/creditor of the Applicant Company. The instrument appointing the proxy should however be deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours prior to the commencement of the meeting.

33. Corporate members/creditors intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorising such person to attend and vote on its behalf at the meeting.

34. The following documents will be open for inspection by the equity shareholders and creditors of the Applicant Company up to one day prior to the date of the Meeting at its registered office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturdays:

    (a) Certified copy of the Order of the Hon'ble High Court of Gujarat at Ahmedabad dated 16th March, 2007 in the above Company Application directing the convening of the meetings of the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company;

    (b) Memorandum and Articles of Association of the Applicant Company and the Transferee Company;

    (c) Audited Accounts of the Applicant Company and the Transferee Company for the financial year ended 31st March 2006;

    (d) No objection letters dated 13th March, 2007 and 14th March, 2007 received by the Applicant Company respectively from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited;

    (e) Joint valuation report dated 10th March, 2007 issued by M/s. Pricewaterhouse Coopers Private Limited and M/s. Ernst and Young Private Limited;

    (f) Scheme of Amalgamation.

This Statement may be treated as the Statement under Section 173 and also Section 393 of the Act. A copy of the Scheme and this Statement may also be obtained by the equity shareholders and creditors of the Applicant Company from the registered office of the Applicant Company during ordinary business hours on all working days except Saturdays.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.

Registered Office:

P.O. Petrochemicals,
Dist. Vadodara – 391346,
Gujarat, India.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Indian Petrochemicals Corporation Limited (the "Transferor Company")

WITH

Reliance Industries Limited (the "Transferee Company")

GENERAL

A. Description of Companies

I. Indian Petrochemicals Corporation Limited (**"IPCL"** or the **"Transferor Company"**) is a company incorporated under the Companies Act, 1956 having its Registered Office at P.O. Petrochemicals, Dist. Vadodara – 391346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibre intermediates and chemicals. IPCL operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Dahej; and a gas based cracker complex at Nagothane. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). In 2006, six polyester companies were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act (as defined hereinafter) and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

II. Reliance Industries Limited (**"RIL"** or the **"Transferee Company"**), is a company incorporated under the Companies Act, 1956 having its Registered Office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021. The Transferee Company is one of India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit and is a Fortune 500 company. RIL ranks amongst the world's top 10 producers for most of its products. Over the years, RIL's strategy has been to build leading market share in the domestic market, pursue export opportunities, implement vertical, forward and backward integration and, at the same time, to achieve economies of scale, focus on financial management and invest in infrastructure projects.

III. This Scheme of Amalgamation provides for the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

B. Rationale for the Scheme

The amalgamation of the Transferor Company with the Transferee Company would *inter alia* have the following benefits:

(a) Greater size, scale, integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value;

(b) Strengthening leadership in the industry, not only in terms of the assets base, revenues, product range, production volumes and market share, but also in terms of total shareholder return;

(c) The synergies that exist between the two entities in terms of the products, processes and resources can be put to the best advantage of all stakeholders;

(d) The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value;

(e) The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the amalgamated entity to undertake large projects, thereby contributing to enhancement of future business potential;

(f) The integration of the manufacturing and other facilities of IPCL and RIL will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets;

(g) The amalgamated entity will benefit from improved organizational capability and leadership, arising from the combination of people from IPCL and RIL who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry; and

(h) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

In view of the aforesaid, the Board of Directors of IPCL as well as the Board of Directors of RIL have considered and proposed the amalgamation of the entire undertaking and business of IPCL with RIL in order to benefit the stakeholders of both companies. Accordingly, the Board of Directors of both the companies have formulated this Scheme of Amalgamation for the transfer and vesting of the entire undertaking and business of IPCL to RIL pursuant to the provisions of Section 391 to Section 394 of the Act.

C. Parts of the Scheme:

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of the terms used in this Scheme of Amalgamation and sets out the share capital of the Transferor Company and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertaking (as hereinafter defined) of the Transferor Company to the Transferee Company;

(iii) **Part III** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of the Transferor Company;

(iv) **Part IV** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(v) **Part V** deals with the dissolution of the Transferor Company and the general terms and conditions applicable to this Scheme of Amalgamation and other matters consequential and integrally connected thereto.

PART I

DEFINITIONS AND SHARE CAPITAL

1. **DEFINITIONS**

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

1.1 **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or amendment(s) thereto, from time to time;

1.2 **"Appointed Date"** means 1st April 2006;

1.3 **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 18.1 of this Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.4 **"GDRs"** means Global Depository Receipts issued pursuant to the issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws, and where relevant shall include the underlying equity shares relating thereto;

1.5 **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.6 **"High Court"** shall mean the High Court of Gujarat at Ahmedabad having jurisdiction in relation to the Transferor Company and the High Court of Judicature at Bombay having jurisdiction in relation to the Transferee Company, as the context may admit and shall include the National Company Law Tribunal, if applicable; and **"High Courts"** shall mean both of them, as the context may require;

1.7 **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof for determining names of the equity shareholders of the Transferor Company, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 10.2 of this Scheme;

1.8 **"Scheme"** or **"Scheme of Amalgamation"** means this Scheme of Amalgamation as submitted to the High Courts together with any modification(s) approved or imposed or directed by the High Courts;

1.9 **"Securities Act"** shall mean the Securities Act of 1933, as amended, of the United States of America;

1.10 **"Transferee Company"** or **"RIL"** means Reliance Industries Limited, a public limited company incorporated under the Act, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.11 **"Transferor Company"** or **"IPCL"** means Indian Petrochemicals Corporation Limited, a public limited company incorporated under the Act, and having its registered office at P.O. Petrochemicals, Vadodara – 391346, Gujarat, India;

1.12 **"Undertaking"** shall mean the whole of the undertaking and entire business of the Transferor Company as a going concern, including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory amendment(s) or re-enactment thereof, from time to time.

2. SHARE CAPITAL

2.1 *Transferor Company:*

The authorised share capital and the issued, subscribed and paid-up share capital of the Transferor Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
(i) 40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
(ii) 40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Share Capital:		
30,30,10,937 Equity Shares of Rs. 10/- each		303,01,09,370
Subscribed and Paid-up Share Capital:		
30,07,02,798 Equity Shares of Rs. 10/- each	300,70,27,980	
Add: Shares Forfeited	82,72,495	301,53,00,475

2.2 *Transferee Company:*

The authorised, issued, subscribed and paid-up share capital of the Transferee Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
250,00,00,000 Equity Shares of Rs. 10 each	2500,00,00,000	
50,00,00,000 Preference Shares of Rs. 10 each	500,00,00,000	3000,00,00,000
Issued, Subscribed and Paid up Share Capital:		
139,35,08,041 Equity Shares of Rs. 10/- each fully paid up	1393,50,80,410	
Less: Calls in arrears – by others	31,27,380	1393,19,53,030

Notes:

1. The Transferee Company has proposed to issue, on preferential basis, to the promoter and entity/entities in the promoter group of the Transferee Company up to 12,00,00,000 warrants in accordance with the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (the "**Guidelines**"), where the warrant holders will be entitled to apply for and be allotted one fully paid equity share of the face value of Rs.10/- each of the Transferee Company for every warrant held by them. Pursuant to a Notice dated 24th February 2007, the Transferee Company has sought the approval of its members through postal ballot in terms of Section 81(1A) and Section 192A of the Act read with the Guidelines for the proposed issue of warrants and equity shares on conversion thereof. The postal ballot process is underway and is expected to be completed by the end of March, 2007.

2. The Transferee Company has reserved issuance of 6,96,75,402 equity shares of Rs. 10/- each for offering to employees under its employee stock option scheme.

3. DATE WHEN THE SCHEME COMES INTO OPERATION

The Scheme shall come into operation from the Appointed Date, but the same shall become effective on and from the Effective Date.

PART II

TRANSFER OF UNDERTAKING

4. TRANSFER OF UNDERTAKING

4.1 *Generally:*

Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the sanction of this Scheme by the High Courts and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, as a going concern without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 *Transfer of Assets:*

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All the assets and properties comprised in the Undertaking of whatsoever nature and wheresoever situate, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company.

(b) Without prejudice to the provisions of sub-clause (a) above in respect of such of the assets and properties of the Transferor Company, as are movable in nature or incorporeal property

or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the Transferor Company and shall, upon such transfer, become the assets and properties of the Transferee Company as an integral part of the Undertaking, without requiring any deed or instrument or conveyance for the same.

(c) In respect of movables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall on and from the Appointed Date stand transferred to and vested in the Transferee Company without any notice or other intimation to the debtors (although the Transferee Company may if it so deems appropriate, give notice in such form as it may deem fit and proper, to each person, debtor, or depositee, as the case may be, that the said debt, loan, advance, balance or deposit stand transferred and vested in the Transferee Company).

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether before or after the Appointed Date, shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All assets and properties of the Transferor Company as on the Appointed Date, whether or not included in the books of the Transferor Company, and all assets and properties, which are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall be deemed to be and shall become the assets and properties of the Transferee Company, and shall under the provisions of Sections 391 to 394 and all other applicable provisions if any of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Transferor Company after the Appointed Date without the prior written consent of the Transferee Company.

4.3 *Transfer of Liabilities:*

4.3.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all liabilities relating to and comprised in the Undertaking including all secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations and undertakings of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations along with any charge, encumbrance, lien or security thereon (herein referred to as the **"Liabilities"**) shall, pursuant to the sanction of this Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

4.3.2 All debts, liabilities, duties and obligations of the Transferor Company shall, as on the Appointed Date, whether or not provided in the books of the Transferor Company, and all debts and loans raised and used, and duties, liabilities and obligations incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date shall be deemed to be and shall become the debts, loans raised and used, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

4.3.3 Where any such debts, liabilities, duties and obligations of the Transferor Company as on the Appointed Date have been discharged by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

4.3.4 All loans raised and utilised and all liabilities, duties and obligations incurred or undertaken by the Transferor Company after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 391 to 394 of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

4.3.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, *ipso facto*, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect

shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

4.3.6 Without prejudice to the foregoing provisions of this Clause 4.3:

(i) All debentures, bonds, notes or other debt securities, if any, of the Transferor Company relating to the Liabilities comprised in the Undertaking, (hereinafter referred to as the "**Debt Securities**") shall, under the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the Debt Securities of the Transferee Company on the same terms and conditions and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in and shall be exercised by or against the Transferee Company to the same extent as if it were the Transferor Company in respect of the Debt Securities so transferred and vested.

(ii) Any Debt Securities issued by the Transferor Company and held by the Transferee Company shall, unless sold or transferred by the Transferee Company at any time prior to the Effective Date, stand cancelled as on the Effective Date and be of no effect and the Transferor Company shall have no further obligation in that behalf.

4.4 ***Encumbrances:***

4.4.1 The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clause 4.1 and Clause 4.2 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same as hereinafter provided.

4.4.2 All the existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**"), if any, created by the Transferor Company after the Appointed Date, in terms of this Scheme, over the assets comprised in the Undertaking or any part thereof transferred to the Transferee Company by virtue of this Scheme and in so far as such Encumbrances secure or relate to Liabilities of the Transferor Company, the same shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and such Encumbrances shall not relate or attach to any of the other assets of that Transferee Company. Provided however that no Encumbrances shall have been created by the Transferor Company over its assets after the Appointed Date without the prior written consent of the Transferee Company.

4.4.3 The existing Encumbrances over the assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of this Scheme.

4.4.4 Any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.5 Upon the coming into effect of this Scheme, the Transferee Company alone shall be liable to perform all obligations in respect of the liabilities, which have been transferred to it in terms of the Scheme.

4.4.6 It is expressly provided that, save as herein provided, no other term or condition of the liabilities transferred to the Transferee Company is modified by virtue of this Scheme except to the extent that such amendment is required by statutorily or by necessary implication.

4.4.7 The provisions of this Clause 4.4 shall operate in accordance with the terms of the Scheme, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

4.5 ***Inter - se Transactions:***

Without prejudice to the provisions of Clauses 4.1 to 4.4, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. CONTRACTS, DEEDS, ETC.

(a) Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements, assurances and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto or thereunder.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming

into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company. The Transferee Company shall receive relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

6. LEGAL PROCEEDINGS

On and from the Appointed Date, all suits, actions and legal proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and/or enforced as desired by the Transferee Company and on and from the Effective Date, shall be continued and/or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and/or arising by or against the Transferee Company.

7. CONDUCT OF BUSINESS

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to the Transferor Company, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the business before the Appointed Date, shall be on account of the Transferor Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of the business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company, and, shall, in all proceedings, be dealt with accordingly.

(d) Any of the rights, powers, authorities and privileges attached or related or pertaining to and exercised by or available to the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertaking that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date:

(a) The Transferor Company shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking or any part thereof save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Transferee Company has been obtained.

(b) The Transferor Company shall not take, enter into, perform or undertake, as applicable (i) any material decision in relation to its business and affairs and operations (ii) any agreement or transaction (other than an agreement or transaction in the ordinary course of the Transferor Company's business); and (iii) such other matters as the Transferee Company may notify from time to time; without the prior written consent of the Transferee Company.

(c) Without prejudice to the generality of Clause (b) above, the Transferor Company shall not make any change in its capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 10.2 below), except under any of the following circumstances:

(i) by mutual consent of the respective Board/Committee of Directors of the Transferor Company and of the Transferee Company; or

(ii) as may be permitted under this Scheme.

8. EMPLOYEES

8.1 Upon the coming into effect of this Scheme:

(a) All the permanent employees of the Transferor Company who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on terms and conditions as to employment and remuneration not less favourable than those on which they are engaged or employed by the Transferor Company. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies

and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company (including the benefits of or under any Employee Stock Option Schemes applicable to or covering all or any of the employees of the Transferee Company), unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by the Transferor Company with any union/employee of the Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Company or any other special funds created or existing for the benefit of the concerned employees of the Transferor Company (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the Transferor Company or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of the Transferor Company shall be transferred to such funds of the Transferee Company.

8.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date the Transferor Company shall not vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. SAVING OF CONCLUDED TRANSACTIONS

Subject to the terms of this Scheme, the transfer and vesting of the Undertaking of the Transferor Company under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

ISSUE OF EQUITY SHARES BY TRANSFEREE COMPANY

10.1 The provisions of this Part III shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

10.2 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are registered in the Register of Members of the Transferor Company on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company.

The ratio in which equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company is herein referred to as the "**Share Exchange Ratio**".

10.3 Issue of new GDRs

(a) Upon the coming into effect of this Scheme, and the issue of shares in the Share Exchange Ratio by the Transferee Company pursuant to the provisions of this Scheme, the Transferee Company shall instruct its depository (the "**Transferee Depository**") to issue GDRs of the Transferee Company to the existing eligible holders of GDRs of the Transferor Company in an appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company (the "**Deposit Agreement**"). The Transferor Company shall issue necessary instructions to its depository (the "**Transferor Depository**") and the Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions of such issue.

(b) The Transferee Company and the Transferor Company shall take all such steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to sub-clause (a) above, and for listing the GDRs on the Luxembourg Stock Exchange.

(c) The GDRs issued to the existing eligible GDR holders of the Transferor Company pursuant to this Clause 10.3 shall be similar in all material respects with the existing GDRs of the Transferee Company.

(d) Notwithstanding the foregoing, in the event that the Transferee Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities

law or whose issuance may be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis. The Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents and arrangements as may be necessary and appropriate in this behalf.

(e) The equity shares issued pursuant to this Scheme in relation to the existing eligible GDR holders of the Transferor Company will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (e).

(f) If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with Section 4.03 of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the Transferee Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

10.4 Increase in issued, subscribed and paid-up capital of Transferee Company

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon the issuance of new equity shares in accordance with Clause 10.2 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company separately in a general meeting for issue of shares to the shareholders of the Transferor Company under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

10.5 General provisions:

(i) **Issue of Shares in dematerialized/physical form:**

(a) In so far as the issue of new equity shares pursuant to Clause 10.2 above is concerned, each of the shareholders of the Transferor Company holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Company who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required in the notice provided by such shareholder to the Transferee Company. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company. The share certificates representing the equity shares of the Transferor Company (including equity shares underlying the GDRs) shall stand automatically and irrevocably cancelled on the issue of new equity by the Transferee Company in terms of Clause 10.2 above.

(b) Each of the members of the Transferor Company holding shares of the Transferor Company in dematerialised form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the Record Date in terms of Clause 10.2 above.

(ii) **Pending share transfers, etc.:**

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Company, after the effectiveness of this Scheme;

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

(iii) **New Equity Shares subject to same terms:**

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and

Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date;

(b) The new equity shares of the Transferee Company issued in terms of Clause 10.2 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges. The promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme. The shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(iv) **Obtaining of approvals:**

For the purpose of issue of equity shares to the shareholders of the Transferor Company, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

(v) **Fractional Entitlement:**

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Company are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors/Committee of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Company may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "**Trustee**"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Company in proportion to their respective fractional entitlements.

(vi) **Exemption From Registration:**

The equity shares issued pursuant to this Scheme will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (vi).

PART IV

ACCOUNTING TREATMENT AND DIVIDENDS

11. ACCOUNTING TREATMENT

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities in the books of the Transferee Company, the fair value of the assets and liabilities shall be determined as of the Appointed Date and accounted appropriately as may be decided by the Board of Directors of the Transferee Company.

(b) As considered appropriate for the purpose of reflecting the fair value of assets and liabilities of the Transferor Company and the Transferee Company in the books of the Transferee Company on the Appointed Date, suitable effect may be given including, but not restricted to, elimination of inter-company transactions and balances between the Transferor Company and the Transferee Company and/or application of uniform accounting policies and methods.

(c) The aggregate excess or deficit of value of the net assets of the Transferor Company (determined as per sub-clause (a) above), the net effect of the adjustments (referred in sub-clause (b) above) and costs, charges, stamp duty and expenses in connection with the Scheme, over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Company pursuant to this Scheme shall be transferred by the Transferee Company to its Securities Premium Account.

12. DECLARATION OF DIVIDEND

12.1 For the avoidance of doubt it is hereby clarified that nothing in this Scheme shall prevent the Transferee Company from declaring and paying dividends, whether interim or final, to its equity shareholders as on the respective record date for the purpose of dividend and the shareholders of the Transferor Company shall not be entitled to dividends, if any, declared by the Transferee Company prior to the Effective Date. On and from the earlier of the dates of filing this Scheme with the High Courts and until the Effective Date, the Transferor Company shall declare a dividend only after prior consultation with the Transferee Company.

12.2 Until the coming into effect of this Scheme, the holders of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association.

12.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

PART V

DISSOLUTION OF TRANSFEROR COMPANY AND GENERAL TERMS AND CONDITIONS

13. DISSOLUTION OF TRANSFEROR COMPANY

On the coming into effect of this Scheme, the Transferor Company shall stand dissolved without winding-up.

14. VALIDITY OF EXISTING RESOLUTIONS, ETC.

Upon the coming into effect of this Scheme the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

15. MODIFICATION OF SCHEME

15.1 The Transferor Company and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director/Executive authorised in that behalf (hereinafter referred to as the "**Delegate**") may assent to, or make, from time to time, any modification(s) or addition(s) to this Scheme which the High Courts or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Company and the Transferee Company may in their discretion accept or such modification(s) or addition(s) as the Transferor Company and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Company and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect, and/or give such consents as may be required in terms of this Scheme. In the event that any conditions are imposed by the High Courts or any Governmental Authorities, which the Transferor Company or the Transferee Company find unacceptable for any reason, then the Transferor Company and the Transferee Company shall be at liberty to withdraw the Scheme.

15.2 For the purpose of giving effect to this Scheme or to any modification(s) thereof or addition(s) thereto, the Delegates (acting jointly) of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the Transferor Company) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

16. FILING OF APPLICATIONS

The Transferor Company and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the respective High Courts having jurisdiction for sanction of this Scheme under the provisions of law, and shall apply for such approvals as may be required under law.

17. APPROVALS

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertaking and to carry on the business of the Transferor Company.

18. SCHEME CONDITIONAL UPON SANCTIONS, ETC.

18.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(ii) Such other sanctions and approvals including sanctions of any Governmental Authority as may be required by law in respect of the Scheme being obtained; and

(iii) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

18.2 In the event of this Scheme failing to take effect finally by 31st December 2007, or by such later date as may be agreed by the Board of Directors of the Transferor Company and the Board of Directors of the Transferee Company or their respective Delegates, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

19. COSTS, CHARGES AND EXPENSES

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Company and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the arrangement of the Transferor Company with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat.

- And -

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. } .... Applicant Company

FORM OF PROXY

I/We, the undersigned secured creditors / debenture holder(s) of the Applicant Company hereby appoint____________________ of ____________________ and failing him / her ____________________ of ____________________ as my/our proxy, to act for me / us at the meeting of the Secured Creditors (including Debenture holders)of the Applicant Company to be held at **IPCL's R & D Auditorium, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat** on **Saturday, the 14th day of April, 2007** at **12:00 noon** or so soon after the conclusion of the meeting of the Equity Shareholders of the Applicant Company for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (the '**Applicant Company**' or the '**Transferor Company**') with Reliance Industries Limited (the '**Transferee Company**') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name____________________(here, if for, insert '**for**'; if against, insert '**against**', and in the latter case, strike out the words below after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

Affix Re. 1 Revenue Stamp

Signature across the stamp

* *Strike out what is not necessary.*

Dated this __________ day of ____________ 2007

Name: ____________________________________

Address: ____________________________________

____

____

Signature of Secured Creditor (s) / Debenture Holder (s): ____________________________________

____

Signature of Proxy: ____________________________________

NOTES:

1. Please affix Revenue Stamp before putting Signature.
2. All alterations made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the registered office of the Applicant Company, not later than FORTY EIGHT hours before the commencement of the meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

Cut here



ATTENDANCE SLIP



INDIAN PETROCHEMICALS CORPORATION LIMITED

Registered Office : P. O. Petrochemicals, Dist: Vadodara 391 346, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

FOR DEBENTURE HOLDERS

DP Id*		Client Id*	
No. of Debentures		Folio No.	

FOR OTHERS

Vendor Code	

NAME AND ADDRESS OF THE SECURED CREDITOR / DEBENTURE HOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Secured Creditors (including Debenture Holders) of the Company convened pursuant to the Order dated 16th March 2007 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Saturday, the 14th day of April 2007, at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Secured Creditor / Debenture Holder or proxy :____________________

Notes :

1. *Applicable for debentureholders holding debentures in dematerialised form.
2. Secured creditors / Debentureholders who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Indian Petrochemicals Corporation Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034



INDIAN PETROCHEMICALS CORPORATION LIMITED

MEETING OF THE UNSECURED CREDITORS

Date : 14th April 2007

Time : 12:30 p.m. or so soon after the conclusion of the meeting of the Secured Creditors (including Debenture holders)

Venue : R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS | PAGES

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. } .... Applicant Company

NOTICE CONVENING MEETING OF THE UNSECURED CREDITORS OF INDIAN PETROCHEMICALS CORPORATION LIMITED

To,

The Unsecured Creditors of Indian Petrochemicals Corporation Limited (the "**Applicant Company**").

TAKE NOTICE that by an Order made on the 16th day of March, 2007, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Unsecured Creditors of the Applicant Company be convened and held at IPCL's R & D Auditorium, P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat on Saturday, the 14th day of April, 2007 at 12:30 p.m. or so soon after the conclusion of the meeting of the Secured Creditors (including Debenture holders) of the Applicant Company for the purpose of considering, and if thought fit, approving with or without modification(s), the Scheme of Amalgamation of the Applicant Company with Reliance Industries Limited.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Unsecured Creditors of the Applicant Company will be convened and held at IPCL's R & D Auditorium, P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat, on Saturday, the 14th day of April, 2007 at 12:30 p.m. or so soon after the conclusion of the meeting of the Secured Creditors (including Debenture holders) at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you or by your authorised representative, is deposited at the registered office of the Applicant Company at P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat, not later than 48 (forty eight) hours before the commencement of the said meeting.

The Hon'ble High Court of Judicature of Gujarat at Ahmedabad has appointed the Hon'ble Mr. Justice S. D. Dave (Retd.) and in his absence Mr. Lalit Bhasin, the Independent Director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Statement under Section 393 of the Companies Act, 1956, a copy of the Scheme and a Form of Proxy is enclosed.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.

Registered Office:
P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, India.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosed: As above

IN THE HIGH COURT OF GUJARAT
AT AHMEDABAD,
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, }
a company incorporated under the }
Companies Act, 1956 and having its }
registered office at P. O. Petrochemicals, }
Dist. Vadodara 391 346, Gujarat. } ...Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 16th March, 2007 passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (**"IPCL"** or the **"Applicant Company"** or the **"Transferor Company"**) with Reliance Industries Limited (**"RIL"** or the **"Transferee Company"**) (the **"Scheme"** or **"Scheme of Amalgamation"**).

2. A copy of the Scheme, setting out the terms and conditions of the amalgamation of the Applicant Company with the Transferee Company, which has been approved by the Board of Directors of each of the Applicant Company and the Transferee Company at their respective meetings held on 10th March, 2007, is enclosed.

3. The Transferor Company was incorporated on 22nd March, 1969 in the State of Gujarat under the provisions of the Companies Act, 1956 (the "Act").

4. The objects for which the Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldebydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *All types of man-made and synthetic fibres, including polyester, polyester filament yarn, polyester staple fibre, nylon staple fibre, nylon filament yarn, acrylic fibre, rayon, grade wood pulp, viscose staple fibre, polypropylene staple fibre, polyvinyl alcohol, vinyl acetate, polypropylene filament yarn, polyethylene terephthalate (P.E.T.), blended fibres, viscose filament yarn, modal fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types and grades and copolymer formulations and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, tubes, pipes, fittings, granules, laminates, co-extrudates or as processed goods, including specifically polyester chips, dimethyl terephthalate (D.M.T), purified terephthalic acid (P.T.A), mono-ethylene glycol (M.E.G.), acrylonitrile, p-xylene, polyester, metallised films, filament yarns, polyethylene, polypropylene, poly-styrene, poly-vinyl chloride, polyvinyl acetate, vinyl acetate, polymethyl metacrylate, epoxy resins, alkyd resins, melamine resins, polycarbonates, polyamides, polyacrylonitirile, acrylics, modacrylics, polysters such as polyethylene terephthalate and polyethylene isophthalate, polybutene terephthalate, thermosetting and thermoplastic materials and compounding agents and additives thereof.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retraders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically polybutadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminated articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including superficially polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types.*

(l) *All types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise."*

5. The details of the authorised, issued, subscribed and paid-up capital of the Transferor Company as on 28th February 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferor Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The Global Depository Receipts ("GDRs") representing the underlying equity shares of the Transferor Company are listed on Luxembourg Stock Exchange and traded on the PORTAL℠ Market of the United States National Association of Securities Dealers Inc. The non convertible debentures of the Applicant Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

6. The Transferee Company was incorporated as Mynylon Limited on 8th May, 1973 in the State of Karnataka under the provisions of the Act. The name of the Transferee Company was subsequently changed to Reliance Textile Industries Limited on 11th March, 1977. The place of the registered office of the Transferee Company was thereafter changed from the State of Karnataka to the State of Maharashtra on 2nd July, 1977. The name of the Transferee Company was again changed to Reliance Industries Limited on 27th June, 1985. The Transferee Company has its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, Maharashtra.

7. The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects, are set out hereunder:

   1. *To carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all kinds of man made fibres and man made fibre yarns of all kinds, man made fibre cords of all kinds and man made fibre fabrics of all kinds, mixed with or without mixing, materials like woolen, cotton, metallic or any other fibres of vegetable, mineral or animal origin, manufacturing such man made fibres and man made fibre products of all description and kinds with or without mixing fibres of other origin as described above, by any process using petrochemicals of all description or by using vegetable or mineral oils or products of all description required to produce such man made fibres.*

   2. *To carry on the business of manufacturers, dealers, importers and exporters, merchants, agents, factors and financiers and particularly manufacturers, dealers, etc. of all types of petrochemicals like Naphta, Methane, Ethylene, Propylene, Butenes, Naphthalene, Cyclohexane, Cyclohexanone, Benzene, Phenol, Acetic Acid, Cellulose Acetate, Vinyl Acetates, Ammonia, Caprolactam, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon-6, Nylon 6.6, Nylon 6.10, Nylon 6.11, Nylon 7, their fibres, castings, mouldings, sheets, rods, etc., Ortho-xylene, Phthalic Anhydride, Alkyd Resins, Polyester fibres and films, mixed Xylenes, Paraxylene, Meta-xylene, Toluene, Cumene, Phenol, Styrene, Synthetic Rubbers, Butenes, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Alkyd resins, Urea, Methanol formaldehyde, UF, PF and MF resins, Hydrogen-cyanide, Polymethyl Methacrylate, Acetylene, P.V.C. Polyethylene, Ethylene, dichloride Ethylene oxide, Ethyleneglycol, Polyglycols, Polyurethanes, Paraxylenes, Polystyrenes, Polypropylene, Isopropanol, Acetone, Propylene oxide, Propylene glycol, Acrylonitrile, Acrolein, Acylicesters, Acrylic Fibres, Allyl Chloride, Epichlor-hydrin Epoxy resins and all other petrochemical products and polymers in all their forms like resins, fibres, sheet mouldings, castings etc.*

   3. *To carry on the business of manufacturing, buying, selling, exchanging, converting, altering, importing, exporting, processing, twisting or otherwise handling or dealing in or using or advising users in the proper use of, cotton yarn, pure silk yarn, artificial silk yarn, staple fibre and such other fibre, fibres and fibrous materials, or allied products, by-products, substances or substitutes for all or any of them, or yarn or yarns, for textile or other use, as may be practicable.*

   4. *To manufacture or help in the manufacturing of any spare parts, accessories, or anything or things required and necessary for the above mentioned business.*

8. The details of the authorised, issued, subscribed and paid-up capital of the Transferee Company as on 28th February, 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferee Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs representing the underlying equity shares of the Transferee Company are listed on Luxembourg Stock Exchange and traded on the PORTAL℠ Market of the United States National Association of Securities Dealers Inc and SEAQ System (London Stock Exchange). The non convertible debentures of the Transferee Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

BACKGROUND TO THE AMALGAMATION

9. The Reliance group of companies (the "**Reliance Group**") which comprises RIL, which is its flagship company, and other subsidiaries and affiliate companies, is the largest business group in India on all major financial parameters, including sales, profits, net worth and assets.

10. IPCL was originally established as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. In June 2002, the Government of India as part of its disinvestment program divested 26% of its equity shares in IPCL in favour of Reliance Petroinvestments Limited ("**RPIL**"), an associate of RIL. RPIL acquired an additional 20% of the equity share capital of IPCL through a cash offer in terms of the

SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and currently holds 46.54% of IPCL's equity share capital.

11. IPCL presently operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara, a gas based cracker complex at Nagothane, and a gas based cracker complex at Gandhar. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). Further, in 2006, six polyester companies, namely Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited, were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

12. RIL, the flagship company of the Reliance Group, is one of the India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit. RIL is engaged in several businesses which *inter alia* include the production of crude oil and gas, petroleum refining, polyester, polymers and chemical products, production of textiles and such other businesses. RIL ranks amongst the world's top 10 producers for most of its products.

RATIONALE FOR THE AMALGAMATION

13. The Applicant Company and the Transferee Company are leading private sector companies in India in the Refining & Petrochemicals Sectors. The Transferee Company on the strength of its position as a major player in the polyester sector has been providing invaluable assistance in marketing the polyester products produced by the Applicant Company subsequent to the amalgamation of the aforementioned six polyester companies with the Applicant Company, and ensuring supply of key raw materials to the Applicant Company at optimum costs during the current financial year. Further, the Transferee Company has also facilitated the export of petrochemical products manufactured by the Applicant Company on the strength of its strong corporate relationship in international markets thereby significantly improving realisations and profit margins of the Applicant Company. The Board of Directors of the Applicant Company and the Transferee Company believe that the amalgamated entity will create greater value for the shareholders, than could be delivered as separate companies.

14. The key determinants for success in the global energy/chemicals sector are size, scale and integration. The proposed amalgamation of the Applicant Company with the Transferee Company is in line with these global trends, to achieve size, scale, integration and greater financial strength and flexibility, in the interests of maximising overall shareholder value.

15. The Transferee Company, as the amalgamated entity, would also be in a better position to achieve higher long term financial returns than would be achieved by the Applicant Company and the Transferee Company as separate entities. The Board of Directors of the Applicant Company and the Transferee Company believe that the amalgamation will make available manufacturing and other assets, financial, managerial and technical resources, personnel, capabilities, skills, expertise and technologies of both the Applicant Company and the Transferee Company leading to synergistic benefits, increased global competitiveness, cost reduction and efficiencies, productivity gains, and logistics advantages, thereby contributing to significant future growth.

16. The amalgamation, and the consequent benefits as outlined herein, will contribute to achievement of the objectives of strengthening leadership in the industry, not only in terms of the assets base, revenues, production volumes and market share, but also in terms of total shareholder return.

17. The Applicant Company's inherent operational strengths, the economies of scale and the consolidation opportunities offered by the proposed amalgamation will contribute to the profits of the amalgamated entity, thereby further enhancing overall shareholder value. The shareholders of the Applicant Company will become shareholders of the Transferee Company, which is the only private sector company from India to find place in the Fortune Global 500 list of the largest corporations in the world and will accordingly benefit.

18. The amalgamation of the Applicant Company with the Transferee Company would *inter alia* have the following benefits:

a. *Size, Scale, Integration and Financial Strength*

The amalgamation will strengthen the global ranking of the Transferee Company as one of the world's largest and most integrated energy and petrochemicals companies, in terms of assets, net worth, sales and profits. The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value. The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the Transferee Company to undertake large projects, thereby contributing to enhancement of future business potential. The respective Board of Directors of the Transferee Company and the Applicant Company both believe that the integrated facilities of the amalgamated entity, leading market share, and proprietary skill sets and capabilities, will provide a unique competitive advantage for future growth opportunities.

b. *Global competitiveness*

The Board of Directors of the Transferee Company and the Applicant Company believe that the integration of the manufacturing and other facilities of the Transferee Company and the Applicant Company will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets.

c. *Market leadership*

The amalgamation will contribute towards strengthening the Transferee Company's existing market leadership in all its major products. The Transferee Company will be a major player in the energy and petrochemicals sector and the Transferee Company's leading positions in different product categories would be brought together and would thus, create

increased value for the shareholders of the Applicant Company.

d. *Industry consolidation*

The various industry segments in the global market place are undergoing a consolidation phase. The amalgamated entity will have greater potential to effectively participate in this process of consolidation, through its enhanced financial strength and the increased ability to meet competition.

e. *Strategic fit and site integration*

The Board of Directors of the Applicant Company and the Transferee Company considered the complementary nature of the businesses of the Applicant Company and the Transferee Company in terms of their commercial strengths, geographic profiles and site integration. The major part of the total asset base of the amalgamated entity will be located in the State of Gujarat. This will enable the amalgamated entity to conduct operations in the most cost effective and efficient manner.

f. *Synergies*

The combination of upstream and downstream operations of the Applicant Company and the Transferee Company will create a unique level of integration for the amalgamated entity, spanning the entire value chain in the energy business. This will enable the amalgamated entity to achieve substantial savings in costs, significantly enhancing its earnings potential. The estimated cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

g. *Enhanced organizational capabilities*

The Transferee Company, as the amalgamated entity, will benefit from improved organizational capability, arising from the combination of people from the Applicant Company and the Transferee Company who have diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry. The amalgamated entity will also benefit from the proven leadership and management ability of both companies in all facets of the energy and petrochemicals business, and a consistent track record of success in executing key strategies.

h. *Complementary management strategies*

The Applicant Company and the Transferee Company share common fundamental management philosophies. Both companies pursue sustainable growth within a conservative financial framework. The two companies also share common corporate values. These values include protection of the environment, active support for the communities where they operate, promoting diversity and opportunity in the workforce and among business partners, and providing sustained returns to shareholders. The companies have a long and highly rewarding experience of working together, and the Board of Directors of the Applicant Company and the Transferee Company believe this will contribute to a smooth integration of the companies.

i. *Other factors*

The amalgamation is expected to be beneficial to the shareholders of both, the Applicant Company and the Transferee Company. The amalgamation will enhance value for shareholders of both companies through the amalgamated entity's access to greater market resources. The amalgamation will enhance value for shareholders of the Applicant Company through the resulting large asset base and scale of operations, particularly the Transferee Company's operations in oil and gas and petroleum refining which could reduce exposure to imports of feedstock, access to the Transferee Company's strong corporate relationships built up over decades, entry into new sectors, and access to the vast talent pool of the Transferee Company and its subsidiaries.

Further, investments in the future businesses will require additional resources on a substantial scale. The amalgamated entity will be better positioned to meet these increased resource requirements. An integrated and synergistic approach will be essential to function more effectively in an increasingly competitive environment. The amalgamated entity will obtain the advantage of lower operating costs by effective captive utilisation of products of both companies resulting in economies in logistics and thereby higher realisation. The amalgamation will also reduce administrative and other operating costs of running separate entities engaged in similar and allied fields and permit effective and optimal management and utilisation of resources thereby resulting in business synergies.

19. The Scheme was placed before the respective Board of Directors of the Applicant Company and the Transferee Company on 10th March, 2007, at which time M/s. Pricewaterhouse Coopers Private Limited, Mumbai and M/s. Ernst and Young Private Limited, Mumbai jointly recommended the share exchange ratio of 1 equity share of the Transferee Company of Rs. 10/- fully paid up for every 5 equity shares of the Applicant Company of Rs. 10/- each fully paid up (the "**Share Exchange Ratio**") for the issue of shares to the shareholders of the Applicant Company upon the effectiveness of the Scheme. The Board of Directors of each of the companies, based on and relying upon the aforesaid expert advice, came to the conclusion that the proposed Share Exchange Ratio is fair and reasonable and decided to incorporate the same in the Scheme which was approved by them at their respective meetings on 10th March, 2007.

20. It is therefore proposed to amalgamate the Applicant Company with the Transferee Company by transfer and vesting of the undertaking and entire business of the Applicant Company on a going concern basis to the Transferee Company by way of a scheme of amalgamation under Sections 391 to 394 of the Act.

SALIENT FEATURES OF THE SCHEME

21. The salient features of the Scheme are:

(i) The Scheme envisages the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and all other relevant provisions of the Act on a going concern basis in the manner provided for in the Scheme, and the consequent issue of equity shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

(ii) The Scheme provides that the "Appointed Date" shall be April 1, 2006.

(iii) The "Effective Date" for the Scheme means the last of the dates on which the conditions referred to in Clause 18.1 of the Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in the Scheme to the date of **"coming into effect of the Scheme"** or **"effectiveness of the Scheme"** or **"Scheme taking effect"** shall mean the Effective Date.

(iv) The "Undertaking" (as defined in the Scheme) means the whole of the undertaking and entire business of the Transferor Company as a going concern including without limitation:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

(v) "Share Exchange Ratio" (as defined in the Scheme) means, the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in the Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company, in which ratio the equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company under the Scheme.

(vi) The Scheme also provides for the treatment of the existing GDRs of the Transferor Company and states that the Transferee Company shall instruct its depository to issue GDRs of the Transferee Company to the existing holders of GDRs of the Transferor Company in an appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company. In the event that the Transferee

Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities law or whose issuance will be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis.

(vii) The Scheme also provides that the promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme and that the shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(viii) The Scheme also provides for :

(a) the manner of vesting and transfer of the assets of the Transferor Company in the Transferee Company;

(b) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Transferor Company;

(c) the transfer of all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company;

(d) the transfer of all debts, liabilities, duties, and obligations of the Transferor Company;

(e) the transfer of all suits, actions and legal proceedings by or against the Transferor Company;

(f) the manner in which the business is to be carried on in trust by the Transferor Company for the benefit of the Transferee Company till the Effective Date;

(g) the transfer of permanent employees engaged in the Transferor Company to the Transferee Company on terms and conditions not less favourable than those on which they are engaged in the Transferor Company;

(h) the issuance of shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio and matters related thereto;

(i) the accounting treatment for the amalgamation in the books of the Transferor Company and the Transferee Company respectively; and

(j) the general terms and conditions applicable to the Scheme and other matters consequential and integrally connected thereto.

(ix) The Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other sanctions and approvals including sanctions of any Governmental Authority as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features thereof.

22. The financial position of the Transferee Company will not be adversely affected by the Scheme. The financial position of the Transferee Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise. There is no likelihood that any creditor of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed. The latest audited accounts of the Applicant Company and the Transferee Company indicate that both companies are in a solvent position and the amalgamated entity, i.e. the Transferee Company, would emerge stronger and thus be able to meet the liabilities as and when they arise in the ordinary course of business.

23. The rights and interests of the members and the creditors of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

24. The shares to be issued by the Transferee Company in exchange for shares of the Applicant Company which are currently subject to a lock-in pursuant to the amalgamation of the aforementioned six polyester companies with the Applicant Company under Sections 391-394 of the Act (the **"Existing Lock In"**) will be subject to a lock-in for the remainder of the period of the Existing Lock In or such shorter period as may be permitted.

25. The Applicant Company has received no objection letters from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited for filing the Scheme with the High Court of Judicature of Gujarat at Ahmedabad.

26. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

27. On the Scheme being approved as per the requirements of Section 391 of the Act, the Applicant Company and the Transferee Company will seek the sanction of the High Court of Judicature of Gujarat at Ahmedabad and the High Court of Judicature at Bombay respectively to the Scheme. Upon the coming into effect of the Scheme, the Applicant Company shall stand dissolved, without winding up.

28. The directors of each of the Applicant Company and the Transferee Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the respective companies, or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trusts that hold shares in any of the companies or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

29. The details of the present Directors of the Applicant Company, and their shareholding in the Applicant Company and the Transferee Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	IPCL
Shri Mukesh D. Ambani	Chairman	18,07,923	-
Shri Nikhil R. Meswani	Director	1,21,174	-
Shri Anand Jain	Director	-	-
Shri K. P. Nanavaty	Director	68	500
Shri S. K. Anand	Whole-time Director	45	-
Shri Lalit Bhasin	Director	-	-
Shri S. V. Haribhakti	Director	-	-
Shri Sandeep H. Junnarkar	Director	500	-
Shri R. S. Lodha	Director	-	-
Shri S. K. Bhardwaj	Director	-	-

30. The details of the present Directors of the Transferee Company, and their shareholding in the Applicant Company and the Transferee Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	IPCL
Shri Mukesh D. Ambani	Chairman & Managing Director	18,07,923	-
Shri Nikhil R. Meswani	Executive Director	1,21,174	-
Shri Hital R. Meswani	Executive Director	87,930	-
Shri Hardev Singh Kohli	Executive Director	1,155	-
Shri Ramniklal H. Ambani	Director	83,647	2,425
Shri Mansingh L. Bhakta	Director	1,42,000	60,000
Shri Yogendra P. Trivedi	Director	11,500	1,000
Shri Dharamvir Kapur	Director	6,772	-
Shri Mahesh P. Modi	Director	562	-
Shri S. Venkitaramanan	Director	-	-
Prof. Ashok Misra	Director	174	230
Prof. Dipak C. Jain	Director	-	-

31. (a) The capital structure of the Transferee Company pre and post amalgamation is as follows:

	Pre-Amalgamation	Post-Amalgamation
Authorised Capital	**Rs. Crores**	**Rs. Crores**
Equity Shares	2,500	2,500
Preference Shares	500	500
Issued, Subscribed and Paid-up Capital		
Equity Shares	1,393.51	1,453.65

Note: Please refer Notes (1) & (2) to Clause 2.2 in the Scheme.

(b) The pre amalgamation shareholding pattern of the Applicant Company is as follows:

Category	Percentage
Promoter and Promoter Group	47.35
Mutual Funds	3.68
Financial Institutions/ Banks	2.42
Central Government/ State Governments	0.35
Insurance Companies	11.49
Foreign Institutional Investors	9.36
Bodies Corporate	10.18
Individuals	14.78
NRIs/ OCBs	0.29
GDRs	0.10
Total	**100.00**

(c) The pre and post-amalgamation shareholding pattern of the Transferee Company is as follows:

Category	Pre-Amalgamation	Post-Amalgamation
	%	%
Promoter and Promoter Group	50.88	50.73
Mutual Funds	2.48	2.53
Financial Institutions / Banks	0.12	0.21
Central Government / State Government(s)	0.26	0.27
Insurance Companies	5.43	5.68
Foreign Institutional Investors	19.53	19.11
Bodies Corporate	4.30	4.54
Individuals	12.61	12.69
NRIs/OCBs	0.82	0.81
Shares held against GDRs	3.57	3.43
Total	**100.00**	**100.00**

Note: Please refer Notes (1) & (2) to Clause 2.2 in the Scheme.

32. An equity shareholder/creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him, and such proxy need not be a member/creditor of the Applicant Company. The instrument appointing the proxy should however be deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours prior to the commencement of the meeting.

33. Corporate members/creditors intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorising such person to attend and vote on its behalf at the meeting.

34. The following documents will be open for inspection by the equity shareholders and creditors of the Applicant Company up to one day prior to the date of the Meeting at its registered office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturdays:

    (a) Certified copy of the Order of the Hon'ble High Court of Gujarat at Ahmedabad dated 16th March, 2007 in the above Company Application directing the convening of the meetings of the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company;

    (b) Memorandum and Articles of Association of the Applicant Company and the Transferee Company;

    (c) Audited Accounts of the Applicant Company and the Transferee Company for the financial year ended 31st March 2006;

    (d) No objection letters dated 13th March, 2007 and 14th March, 2007 received by the Applicant Company respectively from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited;

    (e) Joint valuation report dated 10th March, 2007 issued by M/s. Pricewaterhouse Coopers Private Limited and M/s. Ernst and Young Private Limited;

    (f) Scheme of Amalgamation.

This Statement may be treated as the Statement under Section 173 and also Section 393 of the Act. A copy of the Scheme and this Statement may also be obtained by the equity shareholders and creditors of the Applicant Company from the registered office of the Applicant Company during ordinary business hours on all working days except Saturdays.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.

Registered Office:

P.O. Petrochemicals,
Dist. Vadodara – 391346,
Gujarat, India.

SCHEME OF AMALGAMATION
UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956
OF
Indian Petrochemicals Corporation Limited (the "Transferor Company")
WITH
Reliance Industries Limited (the "Transferee Company")

GENERAL

A. **Description of Companies**

I. Indian Petrochemicals Corporation Limited (**"IPCL"** or the **"Transferor Company"**) is a company incorporated under the Companies Act, 1956 having its Registered Office at P.O. Petrochemicals, Dist. Vadodara – 391346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibre intermediates and chemicals. IPCL operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Dahej; and a gas based cracker complex at Nagothane. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). In 2006, six polyester companies were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act (as defined hereinafter) and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

II. Reliance Industries Limited (**"RIL"** or the **"Transferee Company"**), is a company incorporated under the Companies Act, 1956 having its Registered Office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021. The Transferee Company is one of India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit and is a Fortune 500 company. RIL ranks amongst the world's top 10 producers for most of its products. Over the years, RIL's strategy has been to build leading market share in the domestic market, pursue export opportunities, implement vertical, forward and backward integration and, at the same time, to achieve economies of scale, focus on financial management and invest in infrastructure projects.

III. This Scheme of Amalgamation provides for the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

B. **Rationale for the Scheme**

The amalgamation of the Transferor Company with the Transferee Company would *inter alia* have the following benefits:

(a) Greater size, scale, integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value;

(b) Strengthening leadership in the industry, not only in terms of the assets base, revenues, product range, production volumes and market share, but also in terms of total shareholder return;

(c) The synergies that exist between the two entities in terms of the products, processes and resources can be put to the best advantage of all stakeholders;

(d) The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value;

(e) The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the amalgamated entity to undertake large projects, thereby contributing to enhancement of future business potential;

(f) The integration of the manufacturing and other facilities of IPCL and RIL will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets;

(g) The amalgamated entity will benefit from improved organizational capability and leadership, arising from the combination of people from IPCL and RIL who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry; and

(h) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

In view of the aforesaid, the Board of Directors of IPCL as well as the Board of Directors of RIL have considered and proposed the amalgamation of the entire undertaking and business of IPCL with RIL in order to benefit the stakeholders of both companies. Accordingly, the Board of Directors of both the companies have formulated this Scheme of Amalgamation for the transfer and vesting of the entire undertaking and business of IPCL to RIL pursuant to the provisions of Section 391 to Section 394 of the Act.

C. **Parts of the Scheme:**

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of the terms used in this Scheme of Amalgamation and sets out the share capital of the Transferor Company and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertaking (as hereinafter defined) of the Transferor Company to the Transferee Company;

(iii) **Part III** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of the Transferor Company;

(iv) **Part IV** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(v) **Part V** deals with the dissolution of the Transferor Company and the general terms and conditions applicable to this Scheme of Amalgamation and other matters consequential and integrally connected thereto.

PART I

DEFINITIONS AND SHARE CAPITAL

1. DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

1.1 "Act" means the Companies Act, 1956 and includes any statutory re-enactment or amendment(s) thereto, from time to time;

1.2 "**Appointed Date**" means 1st April 2006;

1.3 "**Effective Date**" means the last of the dates on which the conditions referred to in Clause 18.1 of this Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in this Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" or "**Scheme taking effect**" shall mean the Effective Date;

1.4 "**GDRs**" means Global Depository Receipts issued pursuant to the issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws, and where relevant shall include the underlying equity shares relating thereto;

1.5 "**Governmental Authority**" means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.6 "**High Court**" shall mean the High Court of Gujarat at Ahmedabad having jurisdiction in relation to the Transferor Company and the High Court of Judicature at Bombay having jurisdiction in relation to the Transferee Company, as the context may admit and shall include the National Company Law Tribunal, if applicable; and "**High Courts**" shall mean both of them, as the context may require;

1.7 "**Record Date**" means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof for determining names of the equity shareholders of the Transferor Company, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 10.2 of this Scheme;

1.8 "**Scheme**" or "**Scheme of Amalgamation**" means this Scheme of Amalgamation as submitted to the High Courts together with any modification(s) approved or imposed or directed by the High Courts;

1.9 "**Securities Act**" shall mean the Securities Act of 1933, as amended, of the United States of America;

1.10 "**Transferee Company**" or "**RIL**" means Reliance Industries Limited, a public limited company incorporated under the Act, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.11 "**Transferor Company**" or "**IPCL**" means Indian Petrochemicals Corporation Limited, a public limited company incorporated under the Act, and having its registered office at P.O. Petrochemicals, Vadodara – 391346, Gujarat, India;

1.12 "**Undertaking**" shall mean the whole of the undertaking and entire business of the Transferor Company as a going concern, including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory amendment(s) or re-enactment thereof, from time to time.

2. SHARE CAPITAL

2.1 *Transferor Company:*

The authorised share capital and the issued, subscribed and paid-up share capital of the Transferor Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
(i) 40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
(ii) 40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Share Capital:		
30,30,10,937 Equity Shares of Rs. 10/- each		303,01,09,370
Subscribed and Paid-up Share Capital:		
30,07,02,798 Equity Shares of Rs. 10/- each	300,70,27,980	
Add: Shares Forfeited	82,72,495	301,53,00,475

2.2 *Transferee Company:*

The authorised, issued, subscribed and paid-up share capital of the Transferee Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
250,00,00,000 Equity Shares of Rs. 10 each	2500,00,00,000	
50,00,00,000 Preference Shares of Rs. 10 each	500,00,00,000	3000,00,00,000
Issued, Subscribed and Paid up Share Capital:		
139,35,08,041 Equity Shares of Rs. 10/- each fully paid up	1393,50,80,410	
Less: Calls in arrears – by others	31,27,380	1393,19,53,030

Notes:

1. The Transferee Company has proposed to issue, on preferential basis, to the promoter and entity/entities in the promoter group of the Transferee Company up to 12,00,00,000 warrants in accordance with the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (the "**Guidelines**"), where the warrant holders will be entitled to apply for and be allotted one fully paid equity share of the face value of Rs.10/- each of the Transferee Company for every warrant held by them. Pursuant to a Notice dated 24th February 2007, the Transferee Company has sought the approval of its members through postal ballot in terms of Section 81(1A) and Section 192A of the Act read with the Guidelines for the proposed issue of warrants and equity shares on conversion thereof. The postal ballot process is underway and is expected to be completed by the end of March, 2007.

2. The Transferee Company has reserved issuance of 6,96,75,402 equity shares of Rs. 10/- each for offering to employees under its employee stock option scheme.

3. DATE WHEN THE SCHEME COMES INTO OPERATION

The Scheme shall come into operation from the Appointed Date, but the same shall become effective on and from the Effective Date.

PART II

TRANSFER OF UNDERTAKING

4. TRANSFER OF UNDERTAKING

4.1 *Generally:*

Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the sanction of this Scheme by the High Courts and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, as a going concern without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 *Transfer of Assets:*

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All the assets and properties comprised in the Undertaking of whatsoever nature and wheresoever situate, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company.

(b) Without prejudice to the provisions of sub-clause (a) above in respect of such of the assets and properties of the Transferor Company, as are movable in nature or incorporeal property

or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the Transferor Company and shall, upon such transfer, become the assets and properties of the Transferee Company as an integral part of the Undertaking, without requiring any deed or instrument or conveyance for the same.

(c) In respect of movables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall on and from the Appointed Date stand transferred to and vested in the Transferee Company without any notice or other intimation to the debtors (although the Transferee Company may if it so deems appropriate, give notice in such form as it may deem fit and proper, to each person, debtor, or depositee, as the case may be, that the said debt, loan, advance, balance or deposit stand transferred and vested in the Transferee Company).

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether before or after the Appointed Date, shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All assets and properties of the Transferor Company as on the Appointed Date, whether or not included in the books of the Transferor Company, and all assets and properties, which are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall be deemed to be and shall become the assets and properties of the Transferee Company, and shall under the provisions of Sections 391 to 394 and all other applicable provisions if any of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Transferor Company after the Appointed Date without the prior written consent of the Transferee Company.

4.3 *Transfer of Liabilities:*

4.3.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all liabilities relating to and comprised in the Undertaking including all secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations and undertakings of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations along with any charge, encumbrance, lien or security thereon (herein referred to as the **"Liabilities"**) shall, pursuant to the sanction of this Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

4.3.2 All debts, liabilities, duties and obligations of the Transferor Company shall, as on the Appointed Date, whether or not provided in the books of the Transferor Company, and all debts and loans raised and used, and duties, liabilities and obligations incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date shall be deemed to be and shall become the debts, loans raised and used, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

4.3.3 Where any such debts, liabilities, duties and obligations of the Transferor Company as on the Appointed Date have been discharged by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

4.3.4 All loans raised and utilised and all liabilities, duties and obligations incurred or undertaken by the Transferor Company after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 391 to 394 of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

4.3.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, *ipso facto*, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect

shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

4.3.6 Without prejudice to the foregoing provisions of this Clause 4.3:

(i) All debentures, bonds, notes or other debt securities, if any, of the Transferor Company relating to the Liabilities comprised in the Undertaking, (hereinafter referred to as the "**Debt Securities**") shall, under the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the Debt Securities of the Transferee Company on the same terms and conditions and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in and shall be exercised by or against the Transferee Company to the same extent as if it were the Transferor Company in respect of the Debt Securities so transferred and vested.

(ii) Any Debt Securities issued by the Transferor Company and held by the Transferee Company shall, unless sold or transferred by the Transferee Company at any time prior to the Effective Date, stand cancelled as on the Effective Date and be of no effect and the Transferor Company shall have no further obligation in that behalf.

4.4 ***Encumbrances:***

4.4.1 The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clause 4.1 and Clause 4.2 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same as hereinafter provided.

4.4.2 All the existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**"), if any, created by the Transferor Company after the Appointed Date, in terms of this Scheme, over the assets comprised in the Undertaking or any part thereof transferred to the Transferee Company by virtue of this Scheme and in so far as such Encumbrances secure or relate to Liabilities of the Transferor Company, the same shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and such Encumbrances shall not relate or attach to any of the other assets of that Transferee Company. Provided however that no Encumbrances shall have been created by the Transferor Company over its assets after the Appointed Date without the prior written consent of the Transferee Company.

4.4.3 The existing Encumbrances over the assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of this Scheme.

4.4.4 Any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.5 Upon the coming into effect of this Scheme, the Transferee Company alone shall be liable to perform all obligations in respect of the liabilities, which have been transferred to it in terms of the Scheme.

4.4.6 It is expressly provided that, save as herein provided, no other term or condition of the liabilities transferred to the Transferee Company is modified by virtue of this Scheme except to the extent that such amendment is required by statutorily or by necessary implication.

4.4.7 The provisions of this Clause 4.4 shall operate in accordance with the terms of the Scheme, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

4.5 ***Inter - se Transactions:***

Without prejudice to the provisions of Clauses 4.1 to 4.4, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **CONTRACTS, DEEDS, ETC.**

(a) Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements, assurances and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto or thereunder.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming

into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company. The Transferee Company shall receive relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

6. **LEGAL PROCEEDINGS**

On and from the Appointed Date, all suits, actions and legal proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and/or enforced as desired by the Transferee Company and on and from the Effective Date, shall be continued and/or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and/or arising by or against the Transferee Company.

7. **CONDUCT OF BUSINESS**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to the Transferor Company, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the business before the Appointed Date, shall be on account of the Transferor Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of the business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company, and, shall, in all proceedings, be dealt with accordingly.

(d) Any of the rights, powers, authorities and privileges attached or related or pertaining to and exercised by or available to the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertaking that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date:

(a) The Transferor Company shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking or any part thereof save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Transferee Company has been obtained.

(b) The Transferor Company shall not take, enter into, perform or undertake, as applicable (i) any material decision in relation to its business and affairs and operations (ii) any agreement or transaction (other than an agreement or transaction in the ordinary course of the Transferor Company's business); and (iii) such other matters as the Transferee Company may notify from time to time; without the prior written consent of the Transferee Company.

(c) Without prejudice to the generality of Clause (b) above, the Transferor Company shall not make any change in its capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 10.2 below), except under any of the following circumstances:

(i) by mutual consent of the respective Board/Committee of Directors of the Transferor Company and of the Transferee Company; or

(ii) as may be permitted under this Scheme.

8. **EMPLOYEES**

8.1 Upon the coming into effect of this Scheme:

(a) All the permanent employees of the Transferor Company who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on terms and conditions as to employment and remuneration not less favourable than those on which they are engaged or employed by the Transferor Company. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies

and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company (including the benefits of or under any Employee Stock Option Schemes applicable to or covering all or any of the employees of the Transferee Company), unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by the Transferor Company with any union/employee of the Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/ or superannuation fund or trusts or retirement funds or benefits created by the Transferor Company or any other special funds created or existing for the benefit of the concerned employees of the Transferor Company (collectively referred to as the **"Funds"**) and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the Transferor Company or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of the Transferor Company shall be transferred to such funds of the Transferee Company.

8.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date the Transferor Company shall not vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **SAVING OF CONCLUDED TRANSACTIONS**

Subject to the terms of this Scheme, the transfer and vesting of the Undertaking of the Transferor Company under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

ISSUE OF EQUITY SHARES BY TRANSFEREE COMPANY

10.1 The provisions of this Part III shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

10.2 **Issue of new equity shares by Transferee Company**

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are registered in the Register of Members of the Transferor Company on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company.

The ratio in which equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company is herein referred to as the **"Share Exchange Ratio"**.

10.3 **Issue of new GDRs**

(a) Upon the coming into effect of this Scheme, and the issue of shares in the Share Exchange Ratio by the Transferee Company pursuant to the provisions of this Scheme, the Transferee Company shall instruct its depository (the **"Transferee Depository"**) to issue GDRs of the Transferee Company to the existing eligible holders of GDRs of the Transferor Company in an appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company (the **"Deposit Agreement"**). The Transferor Company shall issue necessary instructions to its depository (the **"Transferor Depository"**) and the Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions of such issue.

(b) The Transferee Company and the Transferor Company shall take all such steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to sub-clause (a) above, and for listing the GDRs on the Luxembourg Stock Exchange.

(c) The GDRs issued to the existing eligible GDR holders of the Transferor Company pursuant to this Clause 10.3 shall be similar in all material respects with the existing GDRs of the Transferee Company.

(d) Notwithstanding the foregoing, in the event that the Transferee Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities

law or whose issuance may be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis. The Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents and arrangements as may be necessary and appropriate in this behalf.

(e) The equity shares issued pursuant to this Scheme in relation to the existing eligible GDR holders of the Transferor Company will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (e).

(f) If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with Section 4.03 of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the Transferee Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

10.4 Increase in issued, subscribed and paid-up capital of Transferee Company

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon the issuance of new equity shares in accordance with Clause 10.2 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company separately in a general meeting for issue of shares to the shareholders of the Transferor Company under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

10.5 General provisions:

(i) **Issue of Shares in dematerialized/physical form:**

(a) In so far as the issue of new equity shares pursuant to Clause 10.2 above is concerned, each of the shareholders of the Transferor Company holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Company who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required in the notice provided by such shareholder to the Transferee Company. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company. The share certificates representing the equity shares of the Transferor Company (including equity shares underlying the GDRs) shall stand automatically and irrevocably cancelled on the issue of new equity by the Transferee Company in terms of Clause 10.2 above.

(b) Each of the members of the Transferor Company holding shares of the Transferor Company in dematerialised form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the Record Date in terms of Clause 10.2 above.

(ii) **Pending share transfers, etc.:**

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Company, after the effectiveness of this Scheme;

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

(iii) **New Equity Shares subject to same terms:**

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and

Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date;

(b) The new equity shares of the Transferee Company issued in terms of Clause 10.2 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges. The promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme. The shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(iv) **Obtaining of approvals:**

For the purpose of issue of equity shares to the shareholders of the Transferor Company, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

(v) **Fractional Entitlement:**

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Company are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors/Committee of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Company may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the **"Trustee"**), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Company in proportion to their respective fractional entitlements.

(vi) **Exemption From Registration:**

The equity shares issued pursuant to this Scheme will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (vi).

PART IV

ACCOUNTING TREATMENT AND DIVIDENDS

11. ACCOUNTING TREATMENT

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities in the books of the Transferee Company, the fair value of the assets and liabilities shall be determined as of the Appointed Date and accounted appropriately as may be decided by the Board of Directors of the Transferee Company.

(b) As considered appropriate for the purpose of reflecting the fair value of assets and liabilities of the Transferor Company and the Transferee Company in the books of the Transferee Company on the Appointed Date, suitable effect may be given including, but not restricted to, elimination of inter-company transactions and balances between the Transferor Company and the Transferee Company and/or application of uniform accounting policies and methods.

(c) The aggregate excess or deficit of value of the net assets of the Transferor Company (determined as per sub-clause (a) above), the net effect of the adjustments (referred in sub-clause (b) above) and costs, charges, stamp duty and expenses in connection with the Scheme, over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Company pursuant to this Scheme shall be transferred by the Transferee Company to its Securities Premium Account.

12. DECLARATION OF DIVIDEND

12.1 For the avoidance of doubt it is hereby clarified that nothing in this Scheme shall prevent the Transferee Company from declaring and paying dividends, whether interim or final, to its equity shareholders as on the respective record date for the purpose of dividend and the shareholders of the Transferor Company shall not be entitled to dividends, if any, declared by the Transferee Company prior to the Effective Date. On and from the earlier of the dates of filing this Scheme with the High Courts and until the Effective Date, the Transferor Company shall declare a dividend only after prior consultation with the Transferee Company.

12.2 Until the coming into effect of this Scheme, the holders of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association.

12.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

PART V

DISSOLUTION OF TRANSFEROR COMPANY AND GENERAL TERMS AND CONDITIONS

13. DISSOLUTION OF TRANSFEROR COMPANY

On the coming into effect of this Scheme, the Transferor Company shall stand dissolved without winding-up.

14. VALIDITY OF EXISTING RESOLUTIONS, ETC.

Upon the coming into effect of this Scheme the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

15. MODIFICATION OF SCHEME

15.1 The Transferor Company and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director/Executive authorised in that behalf (hereinafter referred to as the "**Delegate**") may assent to, or make, from time to time, any modification(s) or addition(s) to this Scheme which the High Courts or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Company and the Transferee Company may in their discretion accept or such modification(s) or addition(s) as the Transferor Company and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Company and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect, and/or give such consents as may be required in terms of this Scheme. In the event that any conditions are imposed by the High Courts or any Governmental Authorities, which the Transferor Company or the Transferee Company find unacceptable for any reason, then the Transferor Company and the Transferee Company shall be at liberty to withdraw the Scheme.

15.2 For the purpose of giving effect to this Scheme or to any modification(s) thereof or addition(s) thereto, the Delegates (acting jointly) of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the Transferor Company) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

16. FILING OF APPLICATIONS

The Transferor Company and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the respective High Courts having jurisdiction for sanction of this Scheme under the provisions of law, and shall apply for such approvals as may be required under law.

17. APPROVALS

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertaking and to carry on the business of the Transferor Company.

18. SCHEME CONDITIONAL UPON SANCTIONS, ETC.

18.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(ii) Such other sanctions and approvals including sanctions of any Governmental Authority as may be required by law in respect of the Scheme being obtained; and

(iii) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

18.2 In the event of this Scheme failing to take effect finally by 31st December 2007, or by such later date as may be agreed by the Board of Directors of the Transferor Company and the Board of Directors of the Transferee Company or their respective Delegates, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

19. COSTS, CHARGES AND EXPENSES

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Company and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the arrangement of the Transferor Company with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat.

- And -

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the }
Companies Act, 1956 and having its registered office at P. O. Petrochemicals, }
Dist. Vadodara 391 346, Gujarat. } .... Applicant Company

FORM OF PROXY

I/We, the undersigned unsecured creditors of the Applicant Company hereby appoint ______________________ of ______________ and failing him / her ______________________ of ______________ as my/our proxy, to act for me / us at the meeting of the Unsecured Creditors of the Applicant Company to be held at **IPCL's R & D Auditorium, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat** on **Saturday, the 14th day of April, 2007** at **12.30 p.m.** or so soon after the conclusion of the meeting of the Secured Creditors (including Debenture holders) of the Applicant Company for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (the '**Applicant Company**' or the '**Transferor Company**') with Reliance Industries Limited (the '**Transferee Company**') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name______________(here, if for, insert '**for**'; if against, insert '**against**', and in the latter case, strike out the words below after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)* *, as my/ our proxy may approve.

* *Strike out what is not necessary.*

Dated this __________ day of ______________ 2007

Name: ______________________________________

Address: ______________________________________

____

____

Affix Rc. 1 Revenue Stamp

Signature across the stamp

Signature of Unsecured Creditor: - ______________________________

Signature of Proxy: - ______________________________

NOTES:

1. Please affix Revenue Stamp before putting Signature.
2. All alterations made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the registered office of the Applicant Company, not later than FORTY EIGHT hours before the commencement of the meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP



INDIAN PETROCHEMICALS CORPORATION LIMITED

Registered Office : P. O. Petrochemicals, Dist: Vadodara 391 346, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

NAME AND ADDRESS OF THE UNSECURED CREDITOR / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Unsecured Creditors of the Company convened pursuant to the Order dated 16th March 2007 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Saturday, the 14th day of April 2007, at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Unsecured Creditor or proxy : __________________________

Note:

Unsecured Creditor(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Indian Petrochemicals Corporation Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034




ભારતીય સ્ટેટ બેંક भारतीय स्टेट बैंक **State Bank of India**

કોર્પોરેટ ફાઇનાન્સ બ્રાન્ચ,
૫૮, શ્રીમાળી સોસાયટી,
નવરંગપુરા,
અમદાવાદ - ૩૮૦ ૦૦૯.

कोर्पोरेट वित्त शाखा
५८, श्रीमाली सोसायटी,
नवरंगपुरा,
अहमदाबाद - ३८० ००९.

CORPORATE FINANCE BRANCH
58, Shrimali Society,
Navrangpura,
Ahmedabad - 380 009.

ફોન/फोन/Phone : 26561044/1045

ફેક્સ/फैक्स/FAX : 26561178/26561128

Indian Petrochemicals Corporation Limited
P.O. Petrochemicals- 391346
District Vadodara,
Gujarat

CFB.A/AMT-I/404 20th February 2007

Dear Sir,

<u>Satisfaction of Charge for Working Capital Loan of Rs.1146.50 Crores</u>

We have to advise that the company has no outstanding dues (either principal and/or interest) in respect of the working capital loan of Rs 1146.50 Crores (Rupees One Thousand One Hundred Forty Six Crores and Fifty Lakhs only) availed vide the Joint Deed of Hypothecation and Working Capital Agreement dated 3rd August 2000

2. We request you to complete the statutory formalities for satisfaction of the charge with the Registrar of Companies, Gujarat .

Yours faithfully

AGM & Relationship Manager

END